FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3
(Registration Number: 333-173149) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Santander, S.A.

Item

1	January 2011 — March 2011 results financial report

2	January 2011 — March 2011 results financial statements

Item 1
FINANCIAL REPORT 2011 JANUARY - MARCH

FINANCIAL REPORT 2011

2	JANUARY — MARCH FINANCIAL REPORT 2011

CONTENTS
www.santander.com

KEY CONSOLIDATED DATA	5

HIGHLIGHTS OF THE QUARTER	6

CONSOLIDATED FINANCIAL REPORT	8

Income statement	9

Balance sheet	13

RISK MANAGEMENT	20

THE SANTANDER SHARE	23

INFORMATION BY PRINCIPAL SEGMENTS	24

Continental Europe	28

United Kingdom	34

Latin America	36

Sovereign	44

Corporate Activities	46

INFORMATION BY SECONDARY SEGMENTS	48

Retail Banking	48

Global Wholesale Banking	50

Asset Management and Insurance	52

CORPORATE GOVERNANCE	54

SIGNIFICANT EVENTS IN THE QUARTER	55

CORPORATE SOCIAL RESPONSIBILITY	56

FINANCIAL REPORT 2011 JANUARY — MARCH	3

GROSS INCOME
Million euros

+5.8%
Q1'11 / Q1'10

9,221
10,260
10,852
Q1'09
Q1'10
Q1'11

NET OPERATING INCOME AFTER PROVISIONS
Million euros

+7.9%
Q1'11 / Q1'10

3,045
3,561
3,841
Q1'09
Q1'10
Q1'11

ATTRIBUTABLE PROFIT
Million euros

-4.8%
Q1'11 / Q1'10

2,096
2,215
2,108
Q1'09
Q1'10
Q1'11

EARNINGS PER SHARE
Euros

-5.0%
Q1'11 / Q1'10

0.2391
0.2491
0.2367
Q1'09
Q1'10
Q1'11

EFFICIENCY RATIO
%

+2.9 p.p.
Q1'11 / Q1'10

43.0
41.5
44.4
Q1'09
Q1'10
Q1'11

CORE CAPITAL
%

+0.87 p.p.
Mar'11 / Mar'10

7.33
8.79
9.66
Mar'09
Mar'10
Mar'11

4	JANUARY — MARCH FINANCIAL REPORT 2011

KEY CONSOLIDATED DATA

	Q1’11	Q1’10	Amount	(%)	2010
BALANCE SHEET (Million euros)

Total assets	1,208,563	1,142,360	66,203	5.8	1,217,501
Net customer loans	713,871	683,149	30,721	4.5	724,154
Customer deposits	620,774	537,028	83,745	15.6	616,376
Customer funds under management	984,668	931,699	52,969	5.7	985,269
Shareholders’ equity	77,590	71,977	5,613	7.8	75,273
Total managed funds	1,350,922	1,284,065	66,858	5.2	1,362,289

INCOME STATEMENT (Million euros)

Net interest income	7,514	7,122	392	5.5	29,224
Gross income	10,852	10,260	592	5.8	42,049
Net operating income	6,029	5,997	32	0.5	23,853
Profit from continuing operations	2,355	2,439	(84)	(3.4)	9,129
Attributable profit to the Group	2,108	2,215	(107)	(4.8)	8,181

EPS, PROFITABILITY AND EFFICIENCY (%)

EPS (euro)	0.2367	0.2491	(0.0124)	(5.0)	0.9203
Diluted EPS (euro)	0.2349	0.2475	(0.0126)	(5.1)	0.9141
ROE	11.37	12.94			11.80
ROA	0.78	0.86			0.76
RoRWA	1.59	1.72			1.55
Efficiency ratio (with amortisations)	44.4	41.5			43.3

BIS II RATIOS AND NPL RATIOS (%)

Core capital	9.66	8.79			8.80
Tier I	10.93	10.28			10.02
BIS ratio	13.74	14.02			13.11
NPL ratio	3.61	3.34			3.55
NPL coverage	71	74			73

MARKET CAPITALISATION AND SHARES

Shares outstanding (millions at period-end)	8,440	8,229	211	2.6	8,329
Share price (euros)	8.192	9.840	(1.648)	(16.7)	7.928
Market capitalisation (million euros)	69,143	80,972	(11,829)	(14.6)	66,033
Book value (euro)	8.72	8.28			8.58
Price / Book value (X)	0.94	1.19			0.92
P/E ratio (X)	8.65	9.88			8.61

OTHER DATA

Number of shareholders	3,149,422	3,094,403	55,019	1.8	3,202,324
Number of employees	181,413	169,924	11,489	6.8	178,869
Continental Europe	54,919	50,206	4,713	9.4	54,518
o/w: Spain	33,707	33,253	454	1.4	33,694
United Kingdom	25,656	22,836	2,820	12.3	23,649
Latin America	89,841	86,576	3,265	3.8	89,526
Sovereign	8,709	8,503	206	2.4	8,647
Corporate Activities	2,288	1,803	485	26.9	2,529
Number of branches	14,179	13,682	497	3.6	14,082
Continental Europe	6,151	5,875	276	4.7	6,063
o/w: Spain	4,794	4,866	(72)	(1.5)	4,848
United Kingdom	1,412	1,328	84	6.3	1,416
Latin America	5,895	5,757	138	2.4	5,882
Sovereign	721	722	(1)	(0.1)	721
Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 25 2011, following a favourable report from the Audit and Compliance Committee on April, 19 2011. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

FINANCIAL REPORT 2011 JANUARY — MARCH	5

HIGHLIGHTS OF THE QUARTER
INCOME STATEMENT: (pages 9-12)
•	Attributable profit in the first quarter was EUR 2,108 million, 4.8% less than in the same period of 2010 and 0.4% more than the fourth quarter. Earnings per share were EUR 0.2367.
•	Solid results, with a big effort in provisions and affected in some geographical areas by regulatory changes and higher tax pressure.
•
All the revenues are recurring, as the capital gain from the operation agreed with Zurich Financial Services has not yet been included. Also, no results from the incorporation of Zachodni have been included, as this took place in April.

•	Net operating income after provisions increased 7.9% year-on-year. Double-digit growth at Santander Consumer Finance, Brazil, Latin America ex-Brazil and Sovereign. Declines in Spain and Portugal.
•	Good performance of revenues: net interest income and net fee income notched up quarterly records.
•	Operating expenses increased because of new business projects, investments in technology and increased installed capacity.
•	Provisions declined because of the reduced needs of SCF, the UK, Latin America ex-Brazil and Sovereign.
•	Improved trend over the fourth quarter of 2010. Net operating income after provisions rose 9.4% due to higher gross income, control of costs and lower provisions.
STRONG BALANCE SHEET: (pages 13-22)
•
Solid capital ratios, with core capital of 9.66% at the end of the first quarter (8.80% at the end of 2010). The increase was due to ordinary generation of profits, reduction in risk-weighted assets and recognition of the issue of convertible bonds in Brazil in the fourth quarter of 2010.

•
Improved structure of financing and liquidity ratios (loan-to-deposit ratio of 115% compared to 127% in March 2010). In the first quarter, selective capturing of deposits and strong activity in wholesale issues with good access to markets although at higher prices because of the environment.

•
The Group’s non-performing loan and coverage ratios stabilized in the quarter at 3.61% and 71%, respectively. Moreover, net entries of non-performing loans and the risk premium remained on a favourable trend. The NPL ratio in Spain was 4.57% and coverage 53%.

THE SANTANDER SHARE: (page 23)
•	The share price was EUR 8.192 at March 31, 3.3% more than at the end of 2010 and 16.7% lower year-on-year.
•
Following the warm reception given to the Santander Dividendo Elección programmes (scrip dividend), this system was used again in February for the third interim dividend charged to 2010’s earnings. Some 86.74% of shareholders opted to receive shares from the new issue.

•
As of May 1, the fourth and final dividend of EUR 0.228766 will be paid, in cash, which will bring the total dividend for 2010 to EUR 0.60, the same as in 2009. The total assigned was EUR 4,999 million.

6	JANUARY — MARCH FINANCIAL REPORT 2011

HIGHLIGHTS OF THE QUARTER
BUSINESS AREAS: (more detail on pages 24-53)
•
Continental Europe: attributable profit of EUR 1,054 million, 14.1% less than in the first quarter of 2010 because of the fall in Spain and Portugal. Santander Consumer Finance, on the other hand, performed well. Its profit was 89.7% higher. Compared to the fourth quarter of 2010, the attributable profit of this area was 71.1% higher due to greater gross income, control of costs and lower provisions.

•
United Kingdom: attributable profit of £419 million, 2.2% less than in the first quarter of 2010 and very affected by the impact of regulatory changes, chiefly in revenues. Excluding them, profit was 20.5% higher due to control of costs and lower provisions. Compared to the fourth quarter of 2010, the attributable profit was 11.9% higher.

•
Latin America: attributable profit of EUR 1,270 million, 26.8% more year-on-year. In local currency, growth was 17.8% fuelled by higher net interest income and fee income (+10.3%) and reduced needs for provisions (-7.0%). Net operating income after provisions rose 16.1%. Brazil’s attributable profit was EUR 732 million, 22.5% higher (+12.2% in local currency) spurred by the 18.3% increase in net operating income after provisions.

•	Sovereign: attributable profit of $176 million ($95 million in the first quarter of 2010), with a good performance in gross income and a large fall in provisions.
OTHER SIGNIFICANT EVENTS IN THE QUARTER: (more detail on page 55)
•
The acquisition of the Poland’s Bank Zachodni WBK was completed. BZ WBK shares were tendered, representing 95.67% of BZ WBK’s capital, 70.36% of which was owned by Allied Irish Banks (AIB). This resulted in a payment of around EUR 3,989 million. In addition, Santander acquired AIB’s 50% stake in BZ WBK Asset Management for EUR 150 million. The bank began to consolidate as of April 1.

•
Strategic alliance with the insurance group Zurich on bancassurance in Brazil, Chile, Mexico, Argentina and Uruguay. A holding company will be created for the insurance “factories”, 51% owned by Zurich and 49% by Santander which will receive 100% of the revenues from commissions on the distribution of products. The operation values the insurance business at $4,100 million, including the earn-out.

•
Grupo Santander decided, for purely commercial reasons, to provide funds to Santander Banif Inmobiliario, by subscribing to new units and granting a two-year liquidity guarantee in order to meet any outstanding redemption claims by the unitholders.

FINANCIAL REPORT 2011 JANUARY — MARCH	7

CONSOLIDATED FINANCIAL REPORT
GENERAL BACKGROUND
At the beginning of 2011 Grupo Santander carried out its activity against a background of solid recovery in the global economy which, however, faces new risks: Japan’s earthquake, the rise in oil prices and renewed tensions over the sovereign debt crisis in the euro zone because of Portugal.
In Portugal’s case, low economic growth and with prospect of no improvement in the short term, the difficulty of accessing international markets for funds and the lack of a political agreement to make the fiscal adjustments needed to make the economy more competitive and recover the markets’ confidence forced Lisbon to ask the European Union to activate its financial aid mechanisms.
As regards inflation, global consumer prices began to feel the impact of oil prices at more than $120 a barrel. Although underlying inflation remained under control, the central banks of developed countries toughened their anti-inflation discourse, particularly the European Central Bank which increased its key rate in April for the first time since 2008. Emerging countries, in an advanced phase of the economic cycle, began to raise their interest rates at the end of 2010 and were very active in the first quarter.
US economic growth accelerated in the last part of 2010 (2.6% quarter-on-quarter in the fourth quarter) and was 2.8% for the whole year. In 2011 growth was expected to accelerate to around the potential rate thanks to the improvement in employment and incomes which should spur consumption. Faced with a better outlook, the Federal Reserve is beginning to abandon its deflationary discourse and signal it is prepared to gradually withdraw monetary easing (QE2) between April and June, which would lay the foundations for an increase in its interest rates at the beginning of 2012.
In Latin America, the strong growth showed signs of losing steam at the end of 2010, a trend that will continue in 2011 because of the reduced push from fiscal policy and the tightening of monetary policy.
In Brazil, year-on-year GDP growth eased (5% in the fourth quarter) and ended the year at 7.5%. A dynamic labour market and a strong rise in lending spurred private consumption, which combined with higher energy prices caused inflation to reach 6.3% in March. The Bank of Brazil responded by raising the Selic rate three times to 12% in April (+ 125 b.p.). Further hikes are likely.
In Mexico, where the economy is beginning to recover thanks to the external sector, growth is increasingly balanced, with a larger contribution from domestic demand. GDP growth was 5.5% in 2010 and slowed down after the summer (4.4% year-on-year in the fourth quarter). With inflation relatively controlled (3.0% in March), the Bank of Mexico held its monetary policy (4.5% interest rate).
Chile’s growth quickened in the fourth quarter to 5.1% for the whole year, backed by private consumption and investment. Inflation gradually rose (3.4% in March) as the output gap closed and raw material prices increased. This made the Bank of Chile raise interest rates again to 4.5% in April (+125 b.p.), movements that will continue in the coming months.
The euro zone, after slowing down in the fourth quarter (1.1% growth annualized compared to 1.7% for the whole year), grew in early 2011 at above its potential rate. The reason for this was the upturn in the sectors affected at the end of 2010 by bad weather, the upswing in global manufacturing and the improvement in services.
Higher energy prices left inflation at 2.7% in March, and it is likely to stabilise at more than 3%. The potential risk of second-round effects led the ECB to toughen its discourse and raise the repo rate to 1.25% in April. Further hikes are expected by the end of the year.
The euro zone’s aggregate figures hide significant differences by countries. Of particular note is Germany, which has benefited a lot from the upturn in its manufacturing sector. Its business confidence indices are at historic highs and consumer confidence has recovered thanks to job creation. All this points to a strong rise in GDP in the first quarter.
The Spanish economy grew 0.2% quarter-on-quarter in the fourth quarter (0.6% annualized), after a stagnant third quarter. The improvement was due to stronger external demand as domestic demand was contained, features that are likely to remain in 2011. Higher energy prices and rises in taxes (tobacco) and charges (electricity) lifted inflation to 3.6% in March, although the underlying rate remained moderate (1.7%).
In the UK, quarter-on-quarter GDP growth in the fourth quarter declined 2% annualised (+1.3% for the whole year) partly due to the impact of the bad weather. The first indicators in 2011 confirmed that manufacturing, backed by exports, was expected to recover strongly, with weak domestic demand because of the fiscal adjustment (also reflected in the labour market) and still sluggish activity in the real estate.
Inflation continued to rise (4.0% in March) which, despite the uncertainty on activity, could force the Bank of England to raise its base rate in the coming months.
EXCHANGE RATES: 1 EURO / CURRENCY PARITY

	Average (income statement)		Period-end (balance sheet)
	Q1’11	Q1’10	31.03.11	31.12.10	31.03.10

US$	1.3672	1.3820	1.4207	1.3362	1.3479
Pound sterling	0.8537	0.8874	0.8837	0.8608	0.8898
Brazilian real	2.2789	2.4900	2.3058	2.2177	2.4043
New Mexican peso	16.4943	17.6375	16.9276	16.5475	16.6573
Chilean peso	658.8955	717.4219	683.1436	625.2748	708.9280
Argentine peso	5.4932	5.3075	5.7528	5.3074	5.2204

8	JANUARY — MARCH FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT
GRUPO SANTANDER. RESULTS
•	Good performance of revenues: net interest income and net fee income notch up quarterly records.
•	Costs impacted by new business projects, increase in installed capacity and investments in technology.
•	Lower loan-loss provisions and better credit cost.
•	Net operating income after provisions rose 7.9% year-on-year and was 9.4% more than the fourth quarter.
•	All the revenues are recurring, as the capital gain from the operation agreed with Zurich Financial Services has not yet been included.
Attributable profit in the first quarter was EUR 2,108 million, 4.8% less than in the same period of 2010 and 0.4% more than in the fourth quarter. These changes were affected by higher tax pressure and greater minority interests, which together absorbed 7 p.p. of the year-on-year growth and 1.4 p.p. over the fourth quarter.
Net operating income after provisions, which is the best reflection of the underlying business, increased 7.9% year-on-year and 9.4% over the fourth quarter. In both cases, growth was supported by moderate rises in basic revenue (net interest income, fee income and insurance activity) and lower provisions.
INCOME STATEMENT
Million euros

			Variation			Variation
	Q1’11	Q1’10	Amount	(%)	Q4’10	Amount	(%)

Net interest income	7,514	7,122	392	5.5	7,329	185	2.5

Dividends	40	47	(7)	(15.2)	111	(71)	(63.8)
Income from equity-accounted method	5	3	2	64.8	4	1	33.0
Net fees	2,595	2,326	269	11.5	2,445	150	6.1
Gains (losses) on financial transactions	657	724	(67)	(9.2)	715	(59)	(8.2)
Other operating income/expenses	41	38	3	9.2	9	32	350.3

Gross income	10,852	10,260	592	5.8	10,613	239	2.3

Operating expenses	(4,824)	(4,263)	(561)	13.2	(4,698)	(125)	2.7
General administrative expenses	(4,314)	(3,812)	(502)	13.2	(4,168)	(146)	3.5
Personnel	(2,521)	(2,182)	(339)	15.5	(2,421)	(100)	4.1
Other general administrative expenses	(1,792)	(1,629)	(163)	10.0	(1,746)	(46)	2.6
Depreciation and amortisation	(510)	(451)	(59)	13.1	(531)	21	(3.9)

Net operating income	6,029	5,997	32	0.5	5,915	114	1.9

Net loan-loss provisions	(2,188)	(2,436)	249	(10.2)	(2,404)	216	(9.0)
Impairment losses on other assets	(48)	(57)	9	(16.0)	(310)	263	(84.7)
Other income	(550)	(331)	(219)	66.3	(16)	(534)	—

Profit before taxes	3,243	3,173	70	2.2	3,186	58	1.8

Tax on profit	(888)	(734)	(154)	21.0	(874)	(14)	1.6

Profit from continuing operations	2,355	2,439	(84)	(3.4)	2,311	44	1.9

Net profit from discontinued operations	(6)	(12)	6	(50.9)	(10)	4	(41.2)

Consolidated profit	2,349	2,427	(78)	(3.2)	2,301	48	2.1

Minority interests	241	212	29	13.6	201	40	20.0

Attributable profit to the Group	2,108	2,215	(107)	(4.8)	2,101	8	0.4

EPS (euros)	0.2367	0.2491	(0.0124)	(5.0)	0.2363	0.0004	0.2
Diluted EPS (euros)	0.2349	0.2475	(0.0126)	(5.1)	0.2347	0.0002	0.1

Pro memoria:
Average total assets	1,210,814	1,122,809	88,005	7.8	1,227,112	(16,298)	(1.3)
Average shareholders’ equity	74,152	68,450	5,703	8.3	70,057	4,095	5.8

FINANCIAL REPORT 2011 JANUARY — MARCH	9

CONSOLIDATED FINANCIAL REPORT
QUARTERLY
Million euros

	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11

Net interest income	7,122	7,378	7,396	7,329	7,514

Dividends	47	144	60	111	40
Income from equity-accounted method	3	5	5	4	5
Net fees	2,326	2,483	2,481	2,445	2,595
Gains (losses) on financial transactions	724	567	599	715	657
Other operating income/expenses	38	38	22	9	41

Gross income	10,260	10,614	10,563	10,613	10,852

Operating expenses	(4,263)	(4,548)	(4,687)	(4,698)	(4,824)
General administrative expenses	(3,812)	(4,070)	(4,206)	(4,168)	(4,314)
Personnel	(2,182)	(2,317)	(2,408)	(2,421)	(2,521)
Other general administrative expenses	(1,629)	(1,753)	(1,798)	(1,746)	(1,792)
Depreciation and amortisation	(451)	(478)	(481)	(531)	(510)

Net operating income	5,997	6,066	5,876	5,915	6,029

Net loan-loss provisions	(2,436)	(2,483)	(2,935)	(2,404)	(2,188)
Impairment losses on other assets	(57)	(63)	(41)	(310)	(48)
Other income	(331)	(362)	(364)	(16)	(550)

Profit before taxes	3,173	3,158	2,535	3,186	3,243

Tax on profit	(734)	(680)	(634)	(874)	(888)

Profit from continuing operations	2,439	2,477	1,901	2,311	2,355

Net profit from discontinued operations	(12)	(1)	(4)	(10)	(6)

Consolidated profit	2,427	2,476	1,897	2,301	2,349

Minority interests	212	246	262	201	241

Attributable profit to the Group	2,215	2,230	1,635	2,101	2,108

EPS (euros)	0.2491	0.2510	0.1839	0.2363	0.2367
Diluted EPS (euros)	0.2475	0.2494	0.1825	0.2347	0.2349
In order to better interpret the results, several aspects need to be taken into account including the economic environment, which is in the process of recovering to a varying extent. Other aspects are:
•
There is a perimeter impact throughout the income statement from the consolidation of AIG Poland, SEB in Germany and the portfolios acquired in the US. Zachodni joined Grupo Santander in April, and so has no impact on the first quarter results.

•
All the revenues are recurring as they do not include the capital gains (around $1,200 million) from the operation agreed with Zurich Financial Services to strengthen bancassurance business, as authorisation from the various regulators is in the process of being obtained.

•
Lastly, the comparison of gross income and operating expenses with the first quarter of 2010 is positively affected by the evolution of the average exchange rates of sterling, the dollar and the main Latin American currencies against the euro. The impact with regard to the euro was +4/+5 percentage points for the whole Group, +4 percentage points in the United Kingdom, +9 percentage points in Latin America and + 1 p.p. in Sovereign.

10	JANUARY — MARCH FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT
The performance of the income statement and comparisons between the first quarter of 2010 and of 2011 was as follows:
Gross income was EUR 10,852 million, 5.8% higher than in the first quarter of 2010 and 1.6% lower excluding the perimeter and exchange rate impact.
Net interest income rose 5.5% to EUR 7,514 million. This was due to the net impact of several factors. On the one hand, there was a positive effect from the moderate increase in volumes and the improvement in the spreads on loans for the whole Group (from 3.48% to 3.81%). On the other, a negative impact from the lower spreads on deposits (from 0.42% to 0.22%) due to strong competition in some markets, the higher cost of wholesale financing and of tougher regulatory requirements for liquidity in some countries, mainly the UK.
Net fee income increased 11.5%, with a favourable performance of those from insurance and services. The latter showed rises in almost all lines (cards, demand deposits, guarantees, etc). On the other hand, those from securities and custody and from mutual and pension funds, were lower than in the first quarter of 2010.
NET FEES
Million euros

			Variation
	Q1’11	Q1’10	Amount	(%)

Commissions from services	1,489	1,307	182	13.9
Mutual & pension funds	307	311	(5)	(1.5)
Securities services	162	211	(49)	(23.1)
Insurance	637	497	140	28.3

Net fees	2,595	2,326	269	11.5

Gains on financial transactions declined 9.2%, year-on-year, largely due to the lower ones from GBM and some Latin American countries which recorded capital gains from the sale of portfolios in 2010. The rest of revenues (dividends, income accounted for by the equity method and other operating income) registered no significant changes.
Compared to the fourth quarter of 2010, gross income was 3.7% higher (+15% annualised) and 2.6% excluding the perimeter and exchange rate effects. This reflected the moderate rise in net interest income, the better evolution of net fee income (record in the first quarter of 2011).
Operating expenses rose 13.2% year-on-year and 6.5% excluding the perimeter and exchange-rate effects. The year-on-year performance varied throughout the Group.
In Europe, the large units and the UK recorded falls in expenses or flat growth in real terms (-1% in the Santander Branch Network and Banesto).
The global units (GBM and Asset Management) registered higher growth in expenses because of investments in equipment and technology, with a double purpose. First, to strengthen the positions attained in key markets and businesses in previous years, and second, to develop new initiatives such as the distribution of products of fixed income in Europe.
In Latin America, the rise is linked to the push given to new commercial projects, to the increase in installed capacity, the restructuring of points of attention, particularly in Brazil, and the revision of collective bargaining agreements in an environment of higher inflation.
OPERATING EXPENSES
Million euros

			Variation
	Q1’11	Q1’10	Amount	(%)

Personnel expenses	2,521	2,182	339	15.5
General expenses	1,792	1,629	163	10.0
Information technology	238	213	25	11.7
Communications	174	161	12	7.6
Advertising	143	137	6	4.7
Buildings and premises	404	363	41	11.2
Printed and office material	41	39	3	6.6
Taxes (other than profit tax)	94	79	15	18.4
Other expenses	698	637	62	9.7

Personnel and gen. expenses	4,314	3,812	502	13.2

Depreciation and amortisation	510	451	59	13.1

Total operating expenses	4,824	4,263	561	13.2

Lastly, Sovereign also shows in the comparison with the first quarter of 2010 the impact of investments in technology and commercial structure begun in the second half of the year.
Compared to the fourth quarter of 2010, operating expenses were basically flat for the whole Group, with many of the main units registering negative growth. The growth rates for the units in Europe varied between -0.9% for Banesto and -6.3% for Portugal, while in Latin America of note were Chile (-1.2%) and Mexico (-5.6%), both in local currency.
Net operating income in the first quarter was EUR 6,029 million, 0.5% more than in the first quarter of 2010 and 1.9% above the fourth quarter.
This performance showed the Group’s capacity to continue to generate revenues in a difficult context like the current one and absorb the provisions made. Net operating income in the first quarter of 2011 was 2.8 times more than the provisions made compared to 2.5 times in the same period of 2010.
Loan-loss provisions were EUR 2,188 million, the lowest figure since the first quarter of 2009 and 10.2% below those in the first quarter of 2010 (-15.1% excluding the perimeter and exchange-rate effects).

FINANCIAL REPORT 2011 JANUARY — MARCH	11

CONSOLIDATED FINANCIAL REPORT
NET LOANS-LOSS PROVISIONS
Million euros

			Variation
	Q1’11	Q1’10	Amount	(%)

Non performing loans	2,569	2,701	(131)	(4.9)
Country-risk	3	(3)	6	—
Recovery of written-off assets	(384)	(261)	(123)	47.3

Total	2,188	2,436	(249)	(10.2)

This reduction was due to lower provisions throughout the Group and particularly in the UK, Latin America ex-Brazil and Sovereign (more than 30% in each one). Continental Europe also reflected lower provisions at Santander Consumer Finance, as the units in Spain and Portugal required more provisions than in the first quarter of 2010 (+35.3%).
Compared to the fourth quarter, the fall in provisions for the whole Group was 9.0%.
Net operating income after provisions was EUR 3,841 million, 7.9% more than in the first quarter of 2010 (-2.0% excluding the perimeter and exchange-rate impacts).
There were strong advances in this item (without the perimeter and exchange-rate effects) in Santander Consumer Finance (+49.9%), Brazil (+18.3%), Latin America ex-Brazil (+12.1%) and Sovereign (+86.0%) and more moderate in the UK (+3.1%), after absorbing the significant impact of regulatory changes, as commented on in greater detail later on. On the other hand there were declines in Spain (-26.4%) and Portugal (-32.8%).
Compared to the fourth quarter of 2010, net operating income after provisions offered a better trend at Group level (+9.4% and +8.8% excluding the perimeter and exchange rate effects).
Asset impairment losses and other results and provisions were EUR 598 million negative compared to EUR 388 million also negative in the first quarter of 2010, largely due to provisions for foreclosed real estate assets.
Profit before tax was EUR 3,243 million. The higher tax charge of EUR 888 million (+21.0%, more than that in the profit) was mainly due to the higher tax pressure in Latin America and Corporate Activities.
The profit from continued operations, after the tax charge, was EUR 2,355 million (-3.4% y-o-y). Attributable profit, after incorporating discontinued operations (marginal) and minority interests (EUR 241 million compared to EUR 212 million in Q1’10) was EUR 2,108 million (-4.8% y-o-y and 0.4% more than the fourth quarter).
Earnings per share were EUR 0.2367 in the first quarter, 5.0% lower than in the first quarter of 2010, affected a little by the capital increases made in 2010 and the beginning of 2011 in order to convert the Valores Santander and to meet the payment of the dividend in shares for shareholders who chose this option.

12	JANUARY — MARCH FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT
BALANCE SHEET
Million euros

			Variation
	31.03.11	31.03.10	Amount	(%)	31.12.10

ASSETS
Cash on hand and deposits at central banks	86,006	48,394	37,612	77.7	77,785

Trading portfolio	148,138	146,999	1,139	0.8	156,762
Debt securities	55,426	58,256	(2,831)	(4.9)	57,871
Customer loans	2,080	1,946	135	6.9	755
Equities	8,146	8,761	(615)	(7.0)	8,850
Trading derivatives	62,509	71,637	(9,127)	(12.7)	73,069
Deposits from credit institutions	19,976	6,399	13,578	212.2	16,216

Other financial assets at fair value	41,907	34,311	7,596	22.1	39,480
Customer loans	6,892	8,369	(1,477)	(17.6)	7,777
Other (deposits at credit institutions, debt securities and equities)	35,014	25,942	9,073	35.0	31,703

Available-for-sale financial assets	85,125	87,587	(2,462)	(2.8)	86,235
Debt securities	78,741	80,189	(1,448)	(1.8)	79,689
Equities	6,384	7,398	(1,014)	(13.7)	6,546

Loans	760,084	742,569	17,515	2.4	768,858
Deposits at credit institutions	47,414	55,809	(8,395)	(15.0)	44,808
Customer loans	704,898	672,834	32,064	4.8	715,621
Debt securities	7,772	13,926	(6,154)	(44.2)	8,429

Investments	275	167	108	64.6	273

Intangible assets and property and equipment	17,041	12,000	5,042	42.0	14,584

Goodwill	23,856	23,602	254	1.1	24,622

Other	46,132	46,732	(599)	(1.3)	48,901

Total assets	1,208,563	1,142,360	66,203	5.8	1,217,501

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trading portfolio	130,191	117,807	12,383	10.5	136,772
Customer deposits	7,838	4,116	3,722	90.4	7,849
Marketable debt securities	1,207	460	747	162.3	365
Trading derivatives	63,746	68,427	(4,682)	(6.8)	75,279
Other	57,400	44,804	12,596	28.1	53,279

Other financial liabilities at fair value	52,786	43,244	9,543	22.1	51,020
Customer deposits	30,836	17,316	13,520	78.1	27,142
Marketable debt securities	5,203	6,246	(1,043)	(16.7)	4,278
Due to central banks and credit institutions	16,747	19,682	(2,934)	(14.9)	19,600

Financial liabilities at amortized cost	898,476	850,157	48,319	5.7	898,969
Due to central banks and credit institutions	80,790	73,841	6,949	9.4	79,537
Customer deposits	582,100	515,596	66,504	12.9	581,385
Marketable debt securities	187,861	204,019	(16,158)	(7.9)	188,229
Subordinated debt	26,431	34,740	(8,309)	(23.9)	30,475
Other financial liabilities	21,293	21,961	(668)	(3.0)	19,343

Insurance liabilities	10,453	13,905	(3,452)	(24.8)	10,449

Provisions	15,142	17,906	(2,764)	(15.4)	15,660

Other liability accounts	21,762	23,709	(1,946)	(8.2)	23,717

Total liabilities	1,128,810	1,066,728	62,082	5.8	1,136,586

Shareholders’ equity	77,590	71,977	5,613	7.8	77,334
Capital stock	4,220	4,114	106	2.6	4,165
Reserves	74,592	69,769	4,823	6.9	66,258
Attributable profit to the Group	2,108	2,215	(107)	(4.8)	8,181
Less: dividends	(3,330)	(4,122)	792	(19.2)	(1,270)

Equity adjustments by valuation	(3,813)	(1,992)	(1,821)	91.4	(2,315)

Minority interests	5,976	5,647	329	5.8	5,896

Total equity	79,753	75,632	4,121	5.4	80,914

Total liabilities and equity	1,208,563	1,142,360	66,203	5.8	1,217,501

FINANCIAL REPORT 2011 JANUARY — MARCH	13

CONSOLIDATED FINANCIAL REPORT
GRUPO SANTANDER. BALANCE SHEET
Activity reflected the current market context:
•	Lower demand for loans in Europe, particularly in Spain and Portugal.
•	High double-digit growth in lending in Latin America.
•	In funds, preference for deposits, mainly in Europe.
Core capital at 9.66%, very solid as befits Grupo Santander’s business model and risk profile.
Shareholders’ equity per share increased again (+EUR 0.14 in the first quarter) to EUR 8.72.
Total managed funds at the end of the first quarter amounted to EUR 1,350,922 million, of which EUR 1,208,563 million (89%) were on-balance sheet and the rest off-balance sheet mutual and pension funds and managed portfolios.
In the year-on-year comparison, the impact from the perimeter and the exchange rates on customer balances, shows an increase of 2 p.p. in loans and 1 p.p in customer funds.
The exchange rate impact is slightly positive because of the net effect of the appreciation of the Brazilian real and Chilean peso against the euro with end of period rates (4% for both) and 1% for sterling and the depreciation of other currencies, particularly the Argentine peso, the dollar and the Mexican peso (9%, 5% and 2% respectively). The perimeter impact was also positive and was due to the incorporation to the Group of Skandinaviska Enskilda Banken (SEB Group), AIG and the acquisition of portfolios in the US, all of them into Santander Consumer Finance.
Lending
The Group’s net lending amounted to EUR 713,871 million, 4% higher than in March 2010 and 2% more after eliminating the exchange rate and perimeter effects.
The performance by sector was different. Lending to the public sector increased 19% year-on-year and that to other resident sectors dropped 4%. The fall was more significant in the commercial portfolio and other credits, which declined 6% and 7%, respectively.
Lending to the non-resident sector grew 8%, due to the growth in Latin America.
The geographic distribution (principal segments) was very different by markets.

14	JANUARY — MARCH FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT
CUSTOMER LOANS
Million euros

			Variation
	31.03.11	31.03.10	Amount	(%)	31.12.10

Public sector	12,340	10,372	1,968	19.0	12,137
Other residents	210,430	220,327	(9,897)	(4.5)	217,497
Commercial bills	9,320	9,918	(598)	(6.0)	11,146
Secured loans	124,610	127,747	(3,137)	(2.5)	127,472
Other loans	76,500	82,663	(6,163)	(7.5)	78,879
Non-resident sector	510,246	470,620	39,626	8.4	514,217
Secured loans	309,769	292,133	17,636	6.0	311,048
Other loans	200,476	178,487	21,990	12.3	203,168

Gross customer loans	733,016	701,319	31,697	4.5	743,851

Loan-loss allowances	19,145	18,170	976	5.4	19,697

Net customer loans	713,871	683,149	30,721	4.5	724,154

Pro memoria: Doubtful loans	27,871	25,059	2,811	11.2	27,908
Public sector	44	21	24	113.4	42
Other residents	12,539	10,367	2,171	20.9	12,106
Non-resident sector	15,287	14,671	617	4.2	15,759
In Continental Europe, Spain and Portugal’s lending fell by 5% and 8% respectively compared to March 2010, due to deleveraging and the selective growth policy followed by the Group in these countries. Santander Consumer Finance’s lending increased 21% in part due to the perimeter effect.
Gross lending in Spain amounted to EUR 230,157 million, with an adequate structure (see further on).
Loans to the public sector amounted to EUR 12,340 million.
Lending to individuals amounted to EUR 88,598 million, of which EUR 60,190 million were housing mortgages. These are the healthiest part and with the least risk of further deterioration of the portfolio in Spain because of the different features of this product compared to similar ones in other countries. For example, the principle is amortised as of the first day, the borrowers’ responsibility extends to all their assets and basically all loans are for the owned residence with a very low expected loss.
In the specific case of Grupo Santander, over 95% of mortgages are for the first residence, the portfolio has a large concentration in the lowest tranches of loan-to-value (85% with an LTV lower than 80%) and the NPL ratio is very low (2.4%).
Loans to SMEs and companies amounted to EUR 103,114 million, 4% lower year-on-year.
Loans to the construction and real estate sectors, with a real estate purpose (the one with the greatest risk) stood at EUR 26,105 million.
This figure represents only 3.6% of the Group’s lending and 11% of its total loans in Spain. It was sharply reduced (4% in the quarter and 13% in the last 12 months), much more so than the rest of the portfolio and reflecting the Group’s strategy to reduce exposure to this segment of greater risk.
In Portugal, the fall in lending (8% year-on-year) was mainly to large companies, where there was a shift from loans to capital markets. In addition, balances in construction and real estate, which represent only 4% of lending, declined 6% in the year to March 2011. Balances to individuals remained stable.
Santander Consumer Finance’s balance increased 21% since March 2010, due to organic growth and the integration of SEB and of the portfolios acquired in the US and Poland, as commented on in greater detail in the section on this area. New loans were 12% higher than in the first quarter of 2010.
In the United Kingdom, the balance of lending was 2% higher year-on-year. In local criteria, residential mortgages in a still depressed market grew 2% and loans to SMEs 29%, gaining market share, while personal loans, in line with the policy in the last few years of reducing them, declined 20% y-o-y.

FINANCIAL REPORT 2011 JANUARY — MARCH	15

CONSOLIDATED FINANCIAL REPORT
CUSTOMER FUNDS UNDER MANAGEMENT
Million euros

			Variation
	31.03.11	31.03.10	Amount	(%)	31.12.10

Public sector	8,640	16,438	(7,798)	(47.4)	9,655
Other residents	163,246	130,262	32,984	25.3	161,096
Demand deposits	71,018	62,678	8,339	13.3	67,077
Time deposits	78,500	53,398	25,102	47.0	81,145
REPOs	13,729	14,185	(456)	(3.2)	12,873
Non-resident sector	448,888	390,329	58,559	15.0	445,625
Demand deposits	211,861	202,484	9,377	4.6	210,490
Time deposits	197,313	162,273	35,040	21.6	197,590
REPOs	31,401	21,738	9,662	44.4	30,623
Public Sector	8,312	3,833	4,479	116.9	6,922

Customer deposits	620,774	537,028	83,745	15.6	616,376

Debt securities	194,271	210,725	(16,454)	(7.8)	192,872
Subordinated debt	26,431	34,740	(8,309)	(23.9)	30,475

On-balance-sheet customer funds	841,476	782,493	58,983	7.5	839,723

Mutual funds	112,817	110,797	2,020	1.8	113,510
Pension funds	10,916	11,215	(299)	(2.7)	10,965
Managed portfolios	18,626	19,693	(1,067)	(5.4)	20,314
Savings-insurance policies	833	7,501	(6,668)	(88.9)	758

Other customer funds under management	143,192	149,206	(6,013)	(4.0)	145,547

Customer funds under management	984,668	931,699	52,969	5.7	985,269

Lending in Latin America gradually accelerated in year-on-year terms and ended the first quarter growing at 19% excluding the exchange-rate effect. These comments also applied to Brazil, Mexico and Chile whose growth rates were 18%, 29% and 17%, respectively.
Sovereign’s loans rose 3% in dollars in local criteria, due to the increase in the most attractive mortgage segments (residential and multifamily), which grew 12% year-on-year, and the acquisition in January of a consumer credit portfolio from GE. Both effects comfortably offset the exit from higher risk segments and from those not considered strategic for the Group.
These changes and the evolution of exchange rates produced a loss of relative share of lending in Continental Europe and an increase in Latin America. At the end of the first quarter, Continental Europe accounted for 45% of the Group’s total lending (31% Spain), the UK 32%, Latin America 18% (10% Brazil) and Sovereign 5%.
In the first quarter of 2011, excluding the perimeter and exchange rate effects, customer loans declined 1% over the fourth quarter of 2010, with the following performance: Continental Europe: -3% (Spain: -2%); the UK: +1%; Latin America: +3% (Brazil: +2%) and Sovereign: +4%.

16	JANUARY — MARCH FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT
MUTUAL FUNDS
Million euros

	31.03.11	31.03.10	Var (%)

Spain	31,974	40,271	(20.6)
Portugal	3,051	4,158	(26.6)
United Kingdom	14,204	11,923	19.1
Latin America	63,588	54,446	16.8

Total	112,817	110,797	1.8

PENSION FUNDS
Million euros

	31.03.11	31.03.10	Var (%)

Spain	9,602	9,826	(2.3)
Portugal	1,314	1,389	(5.4)

Total	10,916	11,215	(2.7)

Customer funds under management
Total managed funds at the end of the first quarter amounted to EUR 984,668 million, 6% more than a year earlier.
After deducting the perimeter and forex effects, growth was 5% and distributed as follows: 16% rise in total deposits without repos (demand deposits: +6%; time: +30%), the aggregate of mutual and pension funds remained unchanged and the balance of repos, marketable securities and subordinated debt declined 8%.
By geographic area, there was a sharp increase of deposits excluding repos in Continental Europe in the last 12 months.
In Spain, which accounts for three out of every four of Continental Europe’s deposits, the increase was 16%, due to the strategy of growth and customers’ preference for this type of product. Mutual and pension funds declined 17% in the last twelve months, affected by the corporate policy of capturing funds.
Santander Consumer Finance’s deposits excluding repos increased 37% year-on-year and Portugal’s 32%, while Portugal’s mutual and pension funds declined 21%.
In the UK, customer deposits excluding repos increased 4% in sterling year-on-year and mutual funds rose 18%.
In Latin America, savings rose 12% excluding the forex impact. Brazil’s deposits grew 15%, Mexico’s 16% and Chile’s 18%. There was generalised growth in demand and in time deposits. Mutual funds increased 19% in Brazil, 6% in Mexico and dropped 11% in Chile.
Lastly, Sovereign’s deposits increased 12% in dollars in the last 12 months.
By large segments, Continental Europe accounted at the end of March for 40% of managed customer funds (30% Spain), the UK 30%, Latin America 26% (Brazil 16%) and Sovereign 4%.
These funds, eliminating the perimeter and exchange rate effects, increased 2% over the fourth quarter of 2010, with Continental Europe’s up 1%, Latin America’s 5% and Sovereign’s 7%, while the UK remained flat.
As well as capturing large volumes of funds in 2010, the Group, for strategic reasons, maintained an active policy of issuing securities in the international fixed income markets.
The Group issued in the first quarter EUR 7,210 million, EUR 7,933 million and EUR 50 million of senior debt, covered bonds and subordinated debt.
This issuing activity shows the capacity of the Group via its parent bank, Banco Santander, and its main subsidiaries to access the different institutional markets in the countries where it operates: Banesto, Santander Totta, Santander UK/Chile/Brazil/Mexico, Sovereign and the units of Santander Consumer Finance, although at higher prices because of the markets’ situation.
As regards securitisations, the Group’s subsidiaries placed in the market during the first quarter a total of EUR 4,200 million.
Issues of senior debt, covered bonds and subordinated debt that matured in this period were EUR 3,660 million, EUR 3,500 million and EUR 3,038 million, respectively.
This capturing of stable funds, via deposits and issues, combined with the reduced growth in lending, enabled the loan-to-deposit ratio to be lowered to 115% from 117% at the end of 2010 and 135% at the end of 2009. The ratio of deposits plus medium and long-term financing over the Group’s loans increased to 117% from 115% in December 2010 (106% at the end of 2009), underscoring the appropriate structure of financing the Group’s lending.

FINANCIAL REPORT 2011 JANUARY — MARCH	17

CONSOLIDATED FINANCIAL REPORT
The Group’s access to capital markets, as well as the cost of issues depends significantly on our credit ratings. A downgrade in our credit ratings could increase the cost of issues and reduce our access to capital markets.
Currently the four main rating agencies affirmed their AA rating for the Group’s long-term senior debt, following their latest reviews. This makes Santander one of the few international banks with an AA rating or higher by the four rating agencies.
At the time of publication of this report, the Group’s ratings were as follows:
RATING AGENCIES

	Long	Short	Financial
	term	term	strength

Standard & Poor’s	AA	A1 +
Fitch Ratings	AA	F1 +	A/B
Moody’s	Aa2	P1	B-
DBRS	AA	R1(high)
Other items of the balance sheet
Total goodwill was EUR 23,856 million at the end of March 2011, split 50-50 between Europe and the Americas. There were very small changes over December 2010 and March 2010 because of the performance of exchange rates.
Of note in the rest of the items were:
Cash on hand and deposits in central banks rose from EUR 48,394 million in March 2010 to EUR 86,006 million a year later, mainly in the UK and Brazil and in both cases due to the tougher regulations on liquidity requirements established by the respective central banks.
The fall in the trading portfolio over the end of 2010, was largely due to derivatives whose decline was similar in assets and liabilities, because of the evolution of the market value, mainly of interest rate swaps. The balance was EUR 62,509 in assets and EUR 63,746 in liabilities.
TOTAL EQUITY AND CAPITAL WITH THE NATURE OF FINANCIAL LIABILITIES
Million euros

			Variation
	31.03.11	31.03.10	Amount	(%)	31.12.10

Capital stock	4,220	4,114	106	2.6	4,165
Additional paid-in surplus	29,446	29,305	141	0.5	29,457
Reserves	45,228	40,634	4,594	11.3	36,993
Treasury stock	(82)	(170)	88	(51.8)	(192)

Shareholders’ equity (before profit and dividends)	78,812	73,883	4,928	6.7	70,423

Attributable profit	2,108	2,215	(107)	(4.8)	8,181
Interim dividend distributed	(1,399)	(2,297)	897	(39.1)	(1,270)
Interim dividend not distributed	(1,931)	(1,825)	(105)	5.8	(2,060)

Shareholders’ equity (after retained profit)	77,590	71,977	5,613	7.8	75,273

Valuation adjustments	(3,813)	(1,992)	(1,821)	91.4	(2,315)
Minority interests	5,976	5,647	329	5.8	5,896

Total equity (after retained profit)	79,753	75,632	4,121	5.4	78,854

Preferred shares and securities in subordinated debt	6,917	8,081	(1,164)	(14.4)	7,352

Total equity and capital with the nature of financial liabilities	86,671	83,713	2,958	3.5	86,207

18	JANUARY — MARCH FINANCIAL REPORT 2011

CONSOLIDATED FINANCIAL REPORT
Shareholders’ equity and solvency ratios
Total shareholders’ equity, after retained profit, was 8% higher year-on-year at EUR 77,590 million (+EUR 5,613 million), due to the increase in reserves.
Including valuation adjustments, minority interests and preference shares, total net equity and capital with the nature of financial liabilities increased to EUR 86,671 million at the end of March (+EUR 2,958 million y-o-y; +4%).
As regards capital ratios, Grupo Santander’s eligible shareholders’ equity, in accordance with the criteria of the Bank for International Settlements (BIS II), amounted to EUR 78,845 million (EUR 32,922 million surplus and 72% above the minimum requirement).
The BIS ratio was 13.74%, Tier I 10.93% and core capital 9.66%, after rising 87 b.p. in the quarter because of the ordinary generation of profits, the sharp reduction in risk-weighted assets and the incorporation of the issue of convertible bonds made in Brazil in the fourth quarter of 2010, after obtaining the Bank of Spain’s authorisation.
At the end of March, the impact on capital (between 50 and 60 b.p.) of the acquisition of Bank Zachodni had not been incorporated and it will occur in the second quarter. Core capital, after its incorporation, will remain above 9%.
The core capital is of very high quality, solid and adjusted to our risk profile.
Lastly, of note is the Group’s sustained capacity to generate retained profits, after deducting dividends in accordance with the Group’s pay-out policy. At the end of March, shareholders’ equity per share was EUR 8.72 (+EUR 0.14 in the quarter), which is added to the rises in the last four years.
COMPUTABLE CAPITAL AND BIS II RATIO
Million euros

			Variation
	31.03.11	31.03.10	Amount	(%)	31.12.10

Core capital	55,478	49,914	5,565	11.1	53,205
Basic capital	62,730	58,328	4,402	7.5	60,617
Supplementary capital	18,513	22,621	(4,109)	(18.2)	20,670
Deductions	(2,398)	(1,377)	(1,021)	74.2	(2,011)

Computable capital	78,845	79,573	(728)	(0.9)	79,276

Risk-weighted assets	574,036	567,549	6,486	1.1	604,885

BIS II ratio	13.74	14.02	(0.28 p. )		13.11
Tier I (before deductions)	10.93	10.28	0.65 p.		10.02
Core capital	9.66	8.79	0.87 p.		8.80

Shareholders’ equity surplus (BIS II ratio)	32,922	34,169	(1,247)	(3.7)	30,885

FINANCIAL REPORT 2011 JANUARY — MARCH	19

RISK MANAGEMENT
RISK MANAGEMENT
•	Slower growth in the non-performing loan ratio.
•	Prudent risk management that mitigates the impact of the deterioration of the economic environment.
•	Net entries of non-performing loans declined significantly in the first quarter.
•	Loans with real estate purposes accounted for only 3.5% of the Group’s total and 77% of them are guaranteed by mortgages.
•	Good performance of the mortgage portfolio in the UK with a very low non-performing loan ratio and high quality in terms of loan-to-value.
Credit risk
The still weak economies in some markets is continuing to produce rises in non-performing loans linked to the increase in Group’s bad and doubtful loans as well as to the slower pace of growth in lending.
The pace of growth in bad loans, however, is slowing, as active management of risk is reflected in a better evolution of non performing loans entries and in the risk premium for the whole Group and for its main business units.
Net non-performing loans entries in the first quarter, excluding the perimeter and exchange rate effects, amounted to EUR 3,112 million compared to the quarterly average of EUR 4,000 million in the last two years.
The risk premium, meanwhile, was 1.54%, well below the high of 2.47% in the third quarter of 2009.
Non performing loans stood at EUR 28,494 million at the end of the first quarter (+EUR 2,983 million in the last 12 months; +12%), but EUR 28 million lower in the first quarter of 2011, figures that compare well with both the year-on-year and quarterly growth rates of the two previous years.
Grupo Santander’s NPL ratio was 3.61% at the end of March, only 6 b.p. more than at the end of 2010 (+27 b.p. since March 2010).
Total loan loss provisions in the first quarter were EUR 20,124 million, of which EUR 5,132 million were generic provisions.
An effort was made in provisions in recent years, bringing the total amount since the end of 2008 to EUR 7,000 million. NPL coverage remained stable at 71%, similar to the 73% at the end of 2010 and the 74% in March 2010.
The NPL ratio in Spain is 4.57%, well below that of the banking sector, and coverage 53%. The ratio increased 98 b.p. in the last 12 months and 33 b.p. since the end of 2010.
More than 85% of the portfolio (including mortgages and companies) has an excellent NPL ratio of 3.1%. Of note are mortgages for homes whose ratio is 2.4%. The remainder of the portfolio (public sector, individual customers and companies without real estate purposes), has an NPL ratio of 3.3%.

20	JANUARY — MARCH FINANCIAL REPORT 2011

RISK MANAGEMENT
The NPL ratio for loans to the construction and real estate sector with real estate purposes was 18.9%. This ratio reflects, on the one hand, the larger volume of non-performing loans in this segment and, on the other, the Group’s anticipative policy.
This policy is reflected in the fact that of the EUR 4,934 million recorded as NPL loans, around 50% is up to date with payments. In addition, EUR 4,635 million is recorded as substandard, all of which is also up to date with payments. In other words, 75% of non performing and substandard loans are up to date with payments and both of them are adequately covered by provisions and guarantees.
Acquisition and foreclosures of homes is one of the mechanisms used in Spain to manage the portfolio efficiently.
At March 31, 2011, the net balance of these assets amounted to EUR 5,351 million, similar to that at the end of 2010, with coverage of 32%, in line with the needs according to valuations.
This coverage was above the Bank of Spain’s minimum requirement.
In Portugal, the NPL ratio increased in the first quarter (+13 b.p.) and over the last 12 months (+71 b.p.) to 3.03%, while coverage remained stable at 62% (64% in March 2010).
Santander Consumer Finance’s NPL ratio was 4.63%, lower than in March 2010 (5.12%) and at the end of 2010 (4.95%). Coverage was 122%, 14 p.p. higher than in March 2010, when it stood at 108%.
In the UK, the NPL ratio was 1.75%. It has improved in each of the last four quarters (-1 b.p. in the first quarter of 2011), while coverage was 45%, in line with that in March and December 2010.
Of note in the Group’s total lending are residential mortgages in the UK, consisting of operations on properties in the UK which are first mortgages, as there are no second or further loans on the mortgaged properties.
This portfolio has evolved favourably. Its NPL ratio at the end of March was 1.43%, down from 1.59% a year earlier thanks to constant monitoring and control, as well as credit policies that include, among other measures, maximum loan-to-value criteria in relation to the properties in guarantee. At the end of the first quarter, the average LTV was 51%.
Another indicator of this portfolio’s good performance is the low volume of foreclosed properties, which amounted to EUR 151 million in March 2011 and accounted for only 0.08% of the total mortgage exposure. Efficient management of these cases and the existence of a dynamic market for this type of home, which enables a quick sale, contributed to the good results.
Brazil’s NPL ratio, which improved for the fifth straight quarter, was 4.85%, 6 b.p. lower than in December 2010 and 19 b.p. less than in March 2010. Coverage was 104%, better quarter-on-quarter and year-on-year.
CREDIT RISK MANAGEMENT*
Million euros

	31.03.11	31.03.10	Variation Amount		(%)	31.12.10

Non-performing loans	28,494	25,512	2,983		11.7	28,522
NPL ratio (%)	3.61	3.34	0.27 p.			3.55
Loan-loss allowances	20,124	18,898	1,225		6.5	20,748
Specific	14,992	12,219	2,773		22.7	14,901
Generic	5,132	6,679	(1,547)		(23.2)	5,846
NPL coverage (%)	71	74	(3 p.	)		73
Credit cost (%) **	1.51	1.58	(0.07 p.	)		1.56

Ordinary non-performing and doubtful loans ***	17,987	15,807	2,180		13.8	18,061
NPL ratio (%) ***	2.31	2.10	0.21 p.			2.28
NPL coverage (%) ***	112	120	(8 p.	)		115

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees
Note: NPL ratio: Non-performing loans / computable assets

FINANCIAL REPORT 2011 JANUARY — MARCH	21

RISK MANAGEMENT
NON-PERFORMING LOANS BY QUARTER
Million euros

	Q1’10	Q2’10	Q3’10	Q4’10	Q1’11

Balance at beginning of period	24,554	25,512	27,325	27,195	28,522
Net additions	3,423	3,389	2,895	3,771	3,112
Increase in scope of consolidation	—	—	254	3	186
Exchange differences	420	1,307	(1,060)	480	(558)
Write-offs	(2,885)	(2,884)	(2,219)	(2,926)	(2,767)

Balance at period-end	25,512	27,325	27,195	28,522	28,494

Latin America’s NPL ratio, excluding Brazil, was 2.94%, below the 3.09% in March 2010 and the 3.07% in December. Coverage remained virtually unchanged at 114%.
Sovereign’s NPL ratio was 4.15% and coverage 82%, both of them better for the fifth quarter running. The ratio was 46 b.p. lower than at the end of 2010 and coverage was 700 b.p. higher.
The Group’s total net specific loan loss provisions deducting recovered write-offs amounted to EUR 2,597 million in the first quarter of 2011, 1.51% of average credit risk (last 12 months), compared to EUR 2,811 million and 1.58% in the same period of 2010.
Total net provisions represented 1.2% of credit risk, much lower than net operating income generated for the Group as a percentage of credit risk (3.4%).
Market risk
The risk of trading activity, measured in VaR terms at 99%, averaged around EUR 25.7 million. It fluctuated between EUR 20 and EUR 32 million. The maximum for the first quarter was reached on January 7 as a result of the VaR increase in Madrid from the risk in equity.
The VaR then declined, mainly due to the reduction in interest rate and exchange rate risk in Brazil. It then rose, largely due to the increased interest rate and exchange rate risk in Brazil, and returned to a downward trend until reaching the minimum for the quarter, as a result of lower risk in Brazil (exchange rates) and Spain (credit spreads).
TRADING PORTFOLIOS*. VaR BY REGION

First quarter	2011		2010
Million euros	Average	Latest	Average

Total	25.7	20.4	26.2

Europe	16.1	14.2	11.2
USA and Asia	1.3	0.8	1.1
Latin America	13.4	11.2	18.2
Global activities	10.4	9.4	16.6

(*).-	Trading activity
TRADING PORTFOLIOS*. VaR BY MARKET FACTOR
First quarter 2011

Million euros	Min	Avg	Max	Latest

VaR total	20.4	25.7	31.6	20.4

Diversification effect	(15.8)	(21.8)	(34.7)	(19.1)
Interest rate VaR	11.8	15.3	17.9	12.9
Equity VaR	3.2	6.1	22.7	3.9
Fx VaR	7.5	9.2	14.3	9.4
Credit spreads VaR	12.8	16.0	18.7	12.8
Commodities VaR	0.2	0.9	3.9	0.5

(*).-	Trading activity

22	JANUARY — MARCH FINANCIAL REPORT 2011

THE SANTANDER SHARE
THE SANTANDER SHARE
Shareholder remuneration
Under the Santander Dividendo Elección (scrip dividend) programme, shareholders could opt to receive in cash or shares an amount equivalent to the third interim dividend.
Each shareholder received a free right of assignment of new shares for each share they own, and could sell these rights to the Bank at a fixed price (EUR 0.117 per right), to the stock market (between January 17 and 31) at the quoted price or receive new shares in the proportion of one new share for every 65 rights. In the last two cases, without withholding tax*. In order to meet the last option mentioned (87% of the capital), 111,152,906 shares were issued.
On February 3, shareholders received the amount in cash if they had opted to sell the rights to the Bank and on February 8 those who opted for new shares received them.
Banco Santander will pay as of May 1 a fourth dividend for 2010 of EUR 0.229 per share. This will bring the shareholder remuneration for 2010 to EUR 0.60.
The total remuneration charged to 2010’s earnings amounts to EUR 4,999 million, 2% more than the EUR 4,919 million charged to 2009’s earnings.
Share price performance
Stock markets were hit by the sovereign debt crisis in peripheral euro zone countries, the rise in oil prices because of conflicts in the Middle East and North Africa, which could jeopardise consolidation of economic recovery in Europe and the improvement in the economic growth estimates for the US, and Japan’s devastating earthquake.
The Santander share ended March at EUR 8.192, up 3.3% since the end of 2010, which was better than the performance of international indices (-0.1% in the DJ Stoxx 50; +1.3% in the DJ Stoxx Banks), but below the rise in the Ibex-35 (+7.3%). In year-on-year terms, the decline in the Santander share was 16.7%, more than the indices because of the problems of confidence in the euro zone, particularly toward Spanish stocks.

(*)	The options, periods and procedures indicated can present special features for owners of Santander shares in various foreign stock markets where the Bank is listed.
Market capitalisation
At March 31, Santander was the largest bank in the euro zone by market capitalisation and the 11th in the world among banks (EUR 69,143 million).
The share’s weighting in the DJ Stoxx 50 index was 2.6%, 9.1% in the DJ Stoxx Banks and 18.0% in the Ibex-35.
Trading
A total of 5,311 million shares were traded in the first quarter for an effective value of EUR 45,399 million, the second largest figure among the DJ Stoxx 50. The liquidity ratio was 63%. The average daily turnover was 83.0 million shares on average for an effective value of EUR 709 million.
Shareholders
There were 3,149,422 shareholders at March 31, of which 2,914,168 were European (85.70% of the capital) and 198,599 were from the Americas (13.86%).
Excluding the Board, which holds 2.96% of the Bank’s capital, individual shareholders own 37.45% of the capital and institutional ones 59.59%.
CAPITAL STOCK OWNERSHIP

March 2011	Shares	%

The Board of Directors	247,320,852	2.93
Institutional Investors	5,032,067,327	59.62
Individuals	3,160,886,825	37.45

Total	8,440,275,004	100.00

THE SANTANDER SHARE. MARCH 2011

Shareholders and trading data
Shareholders (number)	3,149,422
Shares outstanding (number)	8,440,275,004
Average daily turnover (no. of shares)	82,979,887
Share liquidity (%)	63
(Number of shares traded during the year / number of shares)

Remuneration per share	euros	% (1)
Fourth interim dividend 2009 (01.05.10)	0.221826	(13.8)
First interim dividend 2010 (01.08.10)	0.135234	0.0
Santander Dividendo Elección (03.11.10)	0.119000	(0.8)
Santander Dividendo Elección (03.02.11)	0.117000	(4.8)
Fourth interim dividend 2010 (01.05.11)	0.228766	3.1

Price movements during the year
Beginning (30.12.10)	7.928
Highest	9.386
Lowest	7.365
Last (31.03.11)	8.192
Market capitalisation (millions) (31.03.11)	69,143

Stock market indicators
Price / Book value(2) (X)	0.94
P/E ratio (X)	8.65
Yield(3) (%)	7.00

(1)	Variation o/ equivalent previous year.

(2)	Including the number of shares needed to compulsorily convert the “Valores Santander”.

(3)	Total remuneration 2010 / Q1’11 average share price.

FINANCIAL REPORT 2011 JANUARY — MARCH	23

INFORMATION BY SEGMENTS
DESCRIPTION OF THE SEGMENTS
Grupo Santander maintained in 2011 the general criteria used in 2010, with the following exceptions:
•
The system for calculating the internal transfer rate (ITR) was changed. Until now Grupo Santander’s management model applied an ITR to each operation on the basis of its maturity and regardless of whether it was an operation for assets or liabilities. After three years of financial and liquidity crisis, the real cost of liquidity of institutions has been shown to differ from the reference yield curve significantly and constantly.

As a result, the Group decided to revise the system for measuring the spread by changing the ITR applied by the corporate centre to the units. The new ITR consists of the depo/swap curve (the same as the previous system) plus the “liquidity spread” relative to the period of “duration” of each operation. In other words, it reflects the average cost of Santander’s financing corresponding to the “duration” of each operation.

This change makes the model more aligned to the requirements of regulators, ensures a better pricing of operations and enables the market to better assess the profitability of businesses.

•
Change of perimeter in the UK. For the past few years, the Group has been developing a cards platform for the UK, which once operational was integrated into the juridical structure of this unit (with counterparty in the rest of Europe).

•
The annual adjustment was made to the Global Customer Relation Model and resulted in a net increase of 94 new clients. This does not mean any changes in the principal (geographic) segments, but it does affect the figures for Retail Banking and Global Wholesale Banking.

None of these changes was significant for the Group and do not alter its figures. The figures for 2010 were restated and include the changes in the affected areas.
The financial statements of each business area have been drawn up by aggregating the Group’s basic operating units. The information relates to both the accounting data of the companies in each area as well as that provided by the management information systems. In all cases, the same general principles as those used in the Group are applied.
In accordance with the IFRS, the business areas are structured into two levels:
Principal level (or geographic). The activity of the Group’s operating units is segmented by geographical areas. This coincides with the Group’s first level of management and reflects our positioning in the world’s three main currency areas (euro, dollar and sterling). The segments reported on are:
•
Continental Europe. This covers all retail banking business (including Banif, the specialised private bank), wholesale banking and asset management and insurance conducted in Europe with the exception of the United Kingdom. Given the importance of some of these units, the financial information of the Santander Branch Network, Banesto, Santander Consumer Finance (including SCF USA) and Portugal is also set out.

•	United Kingdom. This includes retail and wholesale banking, asset management and insurance conducted by the various units and branches of the Group in the country.

•
Latin America. This embraces all the Group’s financial activities conducted via its subsidiary banks and subsidiaries. It also includes the specialised units of Santander Private Banking, as an independent and globally managed unit, and New York’s business. Because of their specific importance, the financial statements of Brazil, Mexico and Chile are also provided.

In addition, Sovereign’s figures are recorded on their own.
Secondary level (or business). This segments the activity of the operating units by the type of business. The reported segments are:
•
Retail Banking. This covers all customer banking businesses (except those of Corporate Banking, managed through the Global Customer Relationship Model). Because of their relative importance details are provided by the main geographic areas (Continental Europe, United Kingdom and Latin America) and Sovereign, as well as by the main countries. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•
Global Wholesale Banking (GBM). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including all treasuries managed globally, both trading and distribution to customers (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•
Asset Management and Insurance. This includes the contribution of the various units to the Group in the design and management of mutual and pension funds and insurance. The Group uses, and remunerates through agreements, the retail networks that place these products. This means that the result recorded in this business is net (i.e. deducting the distribution cost from gross income).

As well as these operating units, which cover everything by geographic area and by businesses, the Group continues to maintain the area of Corporate Activities. This area incorporates the centralised activities relating to equity stakes in industrial and financial companies, financial management of the structural exchange rate position and of the parent bank’s structural interest rate risk, as well as management of liquidity and of shareholders’ equity through issues and securitisations.
As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services except for corporate and institutional expenses related to the Group’s functioning.
The figures of the various units of the Group listed below have been prepared in accordance with these criteria and therefore do not match those published by each institution individually.

24	JANUARY — MARCH FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
INCOME STATEMENT
Million euros

	Net operating income				Attributable profit to the Group
	Q1’11	Q1’10	Amount	%	Q1’11	Q1’10	Amount	%

Continental Europe	2,260	2,465	(205)	(8.3)	1,054	1,227	(172)	(14.1)

o/w: Santander Branch Network	588	691	(104)	(15.0)	274	399	(125)	(31.4)
Banesto	273	384	(111)	(29.0)	101	203	(102)	(50.4)
Santander Consumer Finance	920	786	134	17.1	359	189	170	89.7
Portugal	151	192	(41)	(21.4)	90	137	(46)	(33.9)

United Kingdom	854	936	(82)	(8.7)	491	482	8	1.7

Latin America	3,407	2,960	447	15.1	1,270	1,002	268	26.8

o/w: Brazil	2,476	2,053	423	20.6	732	597	135	22.5
Mexico	383	363	20	5.6	256	142	114	80.1
Chile	324	312	12	3.8	162	132	31	23.4

Sovereign	309	279	30	10.8	128	69	59	86.2

Operating areas	6,830	6,640	190	2.9	2,943	2,779	163	5.9

Corporate Activities	(801)	(643)	(158)	24.7	(835)	(564)	(270)	47.9

Total Group	6,029	5,997	32	0.5	2,108	2,215	(107)	(4.8)

RATIOS
%

	Efficiency ratio(1)		ROE		NPL ratio*		NPL Coverage*
	Q1’11	Q1’10	Q1’11	Q1’10	Q1’11	Q1’10	Q1’11	Q1’10

Continental Europe	40.7	36.7	14.33	18.32	4.57	3.73	67	74

o/w: Santander Branch Network *	46.6	42.7	15.70	22.32	5.99	4.65	50	59
Banesto	48.2	40.1	8.70	18.17	4.31	3.13	52	61
Santander Consumer Finance	30.2	27.1	14.79	10.13	4.63	5.12	122	108
Portugal	46.4	40.1	14.92	22.60	3.03	2.32	62	64

United Kingdom	43.3	39.6	15.74	27.18	1.75	1.88	45	46

Latin America	38.6	37.5	22.61	20.00	4.01	4.18	107	107

o/w: Brazil	36.9	36.5	24.91	20.58	4.85	5.04	104	100
Mexico	37.7	36.8	22.45	19.30	1.58	1.86	234	268
Chile	37.2	34.2	23.97	23.16	3.80	3.36	89	99

Sovereign	43.4	44.0	13.43	11.61	4.15	5.14	82	65

Operating areas	40.1	37.8	17.27	19.75	3.59	3.32	73	75

Total Group	44.4	41.5	11.37	12.94	3.61	3.34	71	74

(1).-	With amortisations

(*).-
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of March 2011 stood at 4.68% (3.61% in March 2010) and NPL coverage was 49% (66% in March 2010).

OPERATING MEANS

	Employees		Branches
	Q1’11	Q1’10	Q1’11	Q1’10

Continental Europe	54,919	50,206	6,151	5,875

o/w: Santander Branch Network	18,971	18,761	2,912	2,935
Banesto	9,638	9,738	1,727	1,772
Santander Consumer Finance	15,492	9,931	662	313
Portugal	6,172	6,238	758	763

United Kingdom	25,656	22,836	1,412	1,328

Latin America	89,841	86,576	5,895	5,757

o/w: Brazil	54,041	51,429	3,703	3,587
Mexico	12,437	12,437	1,099	1,095
Chile	11,711	11,753	506	498

Sovereign	8,709	8,503	721	722

Operating areas	179,125	168,121	14,179	13,682

Corporate Activities	2,288	1,803

Total Group	181,413	169,924	14,179	13,682

FINANCIAL REPORT 2011 JANUARY — MARCH	25

INFORMATION BY PRINCIPAL SEGMENTS
INCOME STATEMENT AND BALANCE SHEET OF PRINCIPAL SEGMENTS
Million euros

	Operating business areas			Continental Europe
	Q1’11	Q1’10	Var (%)	Q1’11	Q1’10	Var (%)

INCOME STATEMENT
Net interest income	8,025	7,515	6.8	2,494	2,586	(3.5)

Net fees	2,599	2,328	11.6	1,019	939	8.5
Gains (losses) on financial transactions	731	779	(6.2)	229	310	(26.2)
Other operating income (1)	53	54	(0.2)	68	61	10.9

Gross income	11,409	10,675	6.9	3,810	3,895	(2.2)

Operating expenses	(4,579)	(4,036)	13.5	(1,550)	(1,430)	8.4
General administrative expenses	(4,102)	(3,623)	13.2	(1,403)	(1,287)	9.0
Personnel	(2,433)	(2,090)	16.4	(879)	(814)	8.0
Other general administrative expenses	(1,669)	(1,533)	8.9	(524)	(473)	10.8
Depreciation and amortisation	(477)	(412)	15.8	(146)	(143)	2.3

Net operating income	6,830	6,640	2.9	2,260	2,465	(8.3)

Net loan-loss provisions	(2,119)	(2,398)	(11.6)	(632)	(727)	(13.0)
Other income	(411)	(297)	38.4	(112)	(26)	332.8

Profit before taxes	4,300	3,945	9.0	1,516	1,712	(11.5)

Tax on profit	(1,110)	(950)	16.8	(418)	(458)	(8.6)

Profit from continuing operations	3,189	2,994	6.5	1,098	1,255	(12.5)

Net profit from discontinued operations	(6)	(2)	283.8	(6)	(2)	283.8

Consolidated profit	3,184	2,993	6.4	1,092	1,253	(12.9)

Minority interests	241	213	13.0	38	27	41.5

Attributable profit to the Group	2,943	2,779	5.9	1,054	1,227	(14.1)

BALANCE SHEET
Customer loans (2)	712,729	681,956	4.5	323,302	318,249	1.6
Trading portfolio (w/o loans)	121,249	133,509	(9.2)	51,354	59,666	(13.9)
Available-for-sale financial assets	63,739	65,120	(2.1)	22,441	25,854	(13.2)
Due from credit institutions (2)	119,773	138,519	(13.5)	64,986	84,298	(22.9)
Intangible assets and property and equipment	12,389	10,958	13.1	4,972	4,964	0.2
Other assets	128,780	91,977	40.0	18,676	23,156	(19.3)

Total assets/liabilities & shareholders’ equity	1,158,659	1,122,038	3.3	485,731	516,186	(5.9)

Customer deposits (2)	609,325	526,831	15.7	260,719	210,821	23.7
Marketable debt securities (2)	130,251	130,648	(0.3)	47,126	48,990	(3.8)
Subordinated debt (2)	16,431	18,693	(12.1)	1,219	2,014	(39.5)
Insurance liabilities	10,453	13,905	(24.8)	1,021	8,695	(88.3)
Due to credit institutions (2)	181,856	193,995	(6.3)	72,276	109,578	(34.0)
Other liabilities	141,210	179,262	(21.2)	73,325	109,255	(32.9)
Shareholders’ equity (3)	69,132	58,705	17.8	30,045	26,833	12.0

Other customer funds under management	143,192	149,206	(4.0)	51,296	68,520	(25.1)

Mutual funds	112,817	110,797	1.8	35,025	44,429	(21.2)
Pension funds	10,916	11,215	(2.7)	10,916	11,215	(2.7)
Managed portfolios	18,626	19,693	(5.4)	5,354	5,515	(2.9)
Savings-insurance policies	833	7,501	(88.9)	—	7,362	(100.0)

Customer funds under management	899,200	825,378	8.9	360,361	330,346	9.1

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year

26	JANUARY — MARCH FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
INCOME STATEMENT AND BALANCE SHEET OF PRINCIPAL SEGMENTS
Million euros

	United Kingdom			Latin America
	Q1’11	Q1’10	Var (%)	Q1’11	Q1’10	Var (%)

INCOME STATEMENT
Net interest income	1,110	1,161	(4.4)	3,988	3,355	18.9

Net fees	232	249	(6.9)	1,256	1,045	20.2
Gains (losses) on financial transactions	157	133	18.0	308	330	(6.6)
Other operating income (1)	6	6	1.2	(4)	3	—

Gross income	1,505	1,549	(2.9)	5,548	4,733	17.2

Operating expenses	(651)	(613)	6.1	(2,142)	(1,773)	20.8
General administrative expenses	(560)	(538)	4.2	(1,926)	(1,606)	19.9
Personnel	(342)	(307)	11.4	(1,094)	(862)	26.9
Other general administrative expenses	(218)	(231)	(5.4)	(831)	(743)	11.8
Depreciation and amortisation	(91)	(76)	19.6	(216)	(167)	29.6

Net operating income	854	936	(8.7)	3,407	2,960	15.1

Net loan-loss provisions	(138)	(268)	(48.4)	(1,251)	(1,237)	1.1
Other income	(45)	(5)	771.5	(227)	(257)	(11.7)

Profit before taxes	671	663	1.2	1,929	1,466	31.6

Tax on profit	(180)	(181)	(0.2)	(456)	(278)	64.3

Profit from continuing operations	491	482	1.7	1,473	1,188	24.0

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	491	482	1.7	1,473	1,188	24.0

Minority interests	(0)	0	—	203	186	8.9

Attributable profit to the Group	491	482	1.7	1,270	1,002	26.8

Pro memoria:

	Million pound sterling			Million dollars
Gross income	1,285	1,375	(6.5)	7,586	6,540	16.0
Net operating income	729	830	(12.2)	4,658	4,091	13.9
Attributable profit to the Group	419	428	(2.2)	1,736	1,384	25.4

BALANCE SHEET
Customer loans (2)	228,887	223,115	2.6	124,691	102,150	22.1
Trading portfolio (w/o loans)	40,965	46,078	(11.1)	28,754	27,574	4.3
Available-for-sale financial assets	36	908	(96.0)	31,659	27,601	14.7
Due from credit institutions (2)	32,981	33,311	(1.0)	21,288	20,595	3.4
Intangible assets and property and equipment	2,253	1,427	57.8	4,669	4,129	13.1
Other assets	47,514	23,114	105.6	58,413	42,463	37.6

Total assets/liabilities & shareholders’ equity	352,637	327,954	7.5	269,474	224,511	20.0

Customer deposits (2)	180,381	168,679	6.9	135,034	115,979	16.4
Marketable debt securities (2)	62,944	60,459	4.1	18,681	8,547	118.6
Subordinated debt (2)	7,352	8,703	(15.5)	5,586	5,213	7.2
Insurance liabilities	1	2	(63.4)	9,431	5,208	81.1
Due to credit institutions (2)	63,155	53,338	18.4	38,597	29,640	30.2
Other liabilities	26,358	29,373	(10.3)	39,616	38,361	3.3
Shareholders’ equity (3)	12,446	7,399	68.2	22,527	21,563	4.5

Other customer funds under management	14,204	11,923	19.1	77,673	68,533	13.3

Mutual funds	14,204	11,923	19.1	63,588	54,446	16.8
Pension funds	—	—	—	—	—	—
Managed portfolios	—	—	—	13,252	13,948	(5.0)
Savings-insurance policies	—	—	—	833	140	495.8

Customer funds under management	264,881	249,763	6.1	236,975	198,272	19.5

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year

FINANCIAL REPORT 2011 JANUARY — MARCH	27

INFORMATION BY PRINCIPAL SEGMENTS
CONTINENTAL EUROPE
•	Growth strategy: preference for liquidity in a context of low demand for loans.

•	Gross income lower than in the first quarter of 2010, but much better than the fourth quarter.

•	Control of expenses: all commercial units lower than in the fourth quarter on a like-for-like basis.

•	Lower provisions than in the first and fourth quarters of 2010 because of reduced specific provisions.
Attributable profit was EUR 1,054 million, 14.1% lower than in the first quarter of 2010 and 71.1% more than the fourth quarter.
Continental Europe includes all activities carried out in this geographic area: retail banking, global wholesale banking, asset management and insurance.
Strategy
In an environment that still remains weak and with low interest rates, the Group’s strategy focused on defending spreads on loans (those on new ones are improving) and on deposits, which reflect a lower cost in recent months; control of costs and risk management very focused on recoveries. Preference was given to liquidity and deposits in a context of low demand for loans. All of this was combined with the sale of products and services to capture and link customers.
Activity
Lending was virtually unchanged from 2010, due to lower demand in Spain and Portugal, offset by the growth in the business of Santander Consumer Finance.
Deposits (without repos) increased 30%, fuelled by the strategy of capturing deposits in the networks in Spain and Portugal.
As regards the liquidity position, the loan-to-deposit ratio ended the first quarter at 124% (27 p.p. better than March 2010).
Growth in mutual funds and pension funds was affected by the strategy of greater preference for deposits. Total funds (deposits, mutual and pension funds) increased 15% year-on-year.
Results
The income statement can be compared in two very different ways. Gross income in the first quarter was 2.2% lower than in the same period of 2010, due to the decline in net interest income in the three large commercial networks, the impact of repricing mortgages (now completed) and the higher cost of funds, only partly offset by the better performance of Santander Consumer Finance. There was also a smaller contribution from gains on financial transactions from wholesale business.
Operating expenses increased 8.4% year-on-year, largely due to the perimeter effect of Santander Consumer Finance and an increase in costs at Global Banking & Markets, as both the Santander Branch Network and Banesto reduced their costs. Excluding the perimeter and exchange-rate effects, the increase was only 1.1%.
Provisions for loan losses were 13.0% lower, reflecting the effort made in risk management. Attributable profit was 14.1% lower than in the first quarter of 2010.
Compared to the fourth quarter there was a change of trend. Gross income increased 7.6%, due to the recovery in net interest income in the commercial networks. Costs remained flat, even with the perimeter effect (excluding it, the four large units’ costs were between 1% and 6% lower).
Provisions for loan losses were 36.6% lower, after the allowances made in the fourth quarter.
Net operating income after provisions and attributable profit were both more than 60% higher.

28	JANUARY — MARCH FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
CONTINENTAL EUROPE. MAIN UNITS
Million euros

	Santander				Santander
	Branch Network		Banesto		Consumer Finance		Portugal
	Q1’11	Var (%)	Q1’11	Var (%)	Q1’11	Var (%)	Q1’11	Var (%)

INCOME STATEMENT
Net interest income	780	(12.6)	321	(25.6)	1,034	21.4	165	(12.2)

Net fees	292	0.4	155	(0.8)	289	33.7	101	7.4
Gains (losses) on financial transactions	37	19.4	41	(4.7)	(7)	—	8	(68.6)
Other operating income (1)	(10)	25.0	9	(3.4)	2	(63.6)	8	(41.6)

Gross income	1,100	(8.9)	527	(17.8)	1,319	22.4	282	(12.1)

Operating expenses	(512)	(0.7)	(254)	(1.2)	(399)	36.5	(131)	1.7
General administrative expenses	(474)	(0.4)	(223)	(1.0)	(366)	37.6	(114)	2.6
Personnel	(310)	(0.3)	(163)	(3.1)	(189)	38.4	(79)	2.6
Other general administrative expenses	(164)	(0.6)	(60)	5.1	(176)	36.8	(35)	2.4
Depreciation and amortisation	(38)	(5.0)	(31)	(2.2)	(33)	25.6	(17)	(3.5)

Net operating income	588	(15.0)	273	(29.0)	920	17.1	151	(21.4)

Net loan-loss provisions	(184)	35.4	(102)	22.5	(328)	(34.1)	(32)	105.6
Other income	(27)	241.0	(16)	—	(37)	144.5	(9)	12.6

Profit before taxes	376	(31.3)	155	(50.0)	555	103.5	110	(34.9)

Tax on profit	(101)	(31.3)	(38)	(54.8)	(168)	117.2	(19)	(39.4)

Profit from continuing operations	274	(31.3)	117	(48.2)	387	98.0	91	(33.8)

Net profit from discontinued operations	—	—	—	—	(6)	283.8	—	—

Consolidated profit	274	(31.3)	117	(48.2)	381	96.6	91	(33.8)

Minority interests	0	—	16	(27.6)	22	396.7	0	3.8

Attributable profit to the Group	274	(31.4)	101	(50.4)	359	89.7	90	(33.9)

BALANCE SHEET
Customer loans (2)	110,051	(3.4)	73,326	(2.7)	70,259	20.7	29,744	(8.0)
Trading portfolio (w/o loans)	—	—	5,979	(25.0)	968	26.1	1,411	(7.9)
Available-for-sale financial assets	—	—	9,328	2.5	517	14.1	4,584	(41.1)
Due from credit institutions (2)	214	593.3	16,597	(23.7)	7,253	(0.4)	3,932	(14.6)
Intangible assets and property and equipment	1,201	(0.9)	1,360	(3.3)	875	4.0	472	(3.1)
Other assets	411	(35.5)	5,834	(28.7)	2,579	(4.2)	6,656	34.2

Total assets/liabilities & shareholders’ equity	111,878	(3.4)	112,426	(9.2)	82,452	17.4	46,798	(9.5)

Customer deposits (2)	84,656	7.5	59,660	1.1	31,619	36.8	21,929	32.0
Marketable debt securities (2)	—	—	27,135	(3.4)	11,462	66.8	7,122	(42.6)
Subordinated debt (2)	—	—	787	(40.9)	425	0.2	0	(99.8)
Insurance liabilities	—	—	—	—	—	—	83	(97.4)
Due to credit institutions (2)	323	(44.7)	10,822	(40.4)	25,072	(13.0)	14,208	(9.1)
Other liabilities	20,002	(31.9)	9,305	(26.8)	3,830	8.9	843	(15.0)
Shareholders’ equity (3)	6,897	(3.2)	4,717	5.4	10,044	34.0	2,613	0.2

Other customer funds under management	25,478	(11.7)	9,303	(13.9)	7	(70.9)	4,500	(48.6)

Mutual funds	18,558	(13.0)	5,279	(25.7)	3	(86.3)	3,051	(26.6)
Pension funds	6,225	(1.6)	1,344	(4.3)	4	(10.4)	1,314	(5.4)
Managed portfolios	—	—	114	23.1	—	—	135	6.0
Savings-insurance policies	696	(41.7)	2,566	16.4	—	—	—	(100.0)

Customer funds under management	110,134	2.4	96,884	(2.4)	43,512	43.0	33,551	(11.8)

(1).-	Including dividends, income from equity-accounted method and other operating income/expenses

(2).-	Including all on-balance sheet balances for this item

(3).-	Not including profit of the year

FINANCIAL REPORT 2011 JANUARY — MARCH	29

INFORMATION BY PRINCIPAL SEGMENTS
SANTANDER BRANCH NETWORK
•	The strategy to increase liquidity is maintained in an environment of low demand for credit.

•	Improved underlying results in the quarter.

•	Higher revenues than in the fourth quarter fuelled by spreads and fee income.

•	Operating expenses at historic lows.

•	Sharp drop in provisions because of lower use of specific ones.
The Santander Network posted an attributable profit of EUR 274 million, 31.4% less than in the first quarter of 2010, but 54.3% more than the fourth quarter because of the recovery in net interest income and fee income, together with lower costs and provisions.
These results were obtained in a complicated context, with tensions in markets, tougher competition, scant demand for credit and signs, still, of a weak economy and uncertainty. In the last part of the quarter, interest rates rose a little.
Strategy
In this environment, the Santander Branch Network focused on: managing spreads with an intense pricing policy; managing funds, paying particular attention to deposits; austerity in costs and anticipative management of non-performing loans to avoid bad debt entries and improve the recovery capacity. And all of this under the strategy of increasing the number of customers, their linkage, transactions and the quality of service.
Activity
Customer funds rose 2% year-on-year, with deposits up 7%, both demand ones (+5%) and time (+10%). Mutual funds declined 13% (mainly due to the reimbursements from the real estate fund in the first quarter) and pension plans dropped 2%.
Lending dropped a little (-3%) because of mortgages and consumer credit, as the rest of the portfolio rose. The Santander Branch Network remained very active in responding to the demand for loans. This was underscored by its leadership position for the third year running in the ICO financing programme (25% market share and almost double that of the next bank). This activity supplemented the direct granting of loans (60,000 operations amounting to EUR 5,700 million).
Also noteworthy was the activity related to capturing and linking customers, under the “We want to be your Bank” plan. At the end of March, 110,000 customers had been captured (+9% y-o-y).
Results
Gross income was EUR 1,100 million, EUR 780 million of which came from net interest income and EUR 329 million from net fees and gains on financial transactions. This was 8.9% lower than in the first quarter of 2010, but 11.5% more than the fourth quarter (+8.3% in net interest income and +15.2% in fee income).
The better performance of net interest income in recent months was due to improved spreads, favourable impact from higher interest rates and the lack of floor clauses in mortgages. The customer spread (yield less cost) rose from 1.57% at the end of 2010 to 1.75%.
In fee income, revenues from means of payment, securities and services performed better while those from mutual funds and those linked to credit risk still declined year-on-year.
The policies to control costs, investment in technology and efficient reorganisation of resources enabled expenses to evolve positively in the last three years. They were 0.7% lower than in the first quarter of 2010 and 2.4% less than in the fourth quarter, while maintaining the installed capacity. The efficiency ratio was 47% (including amortisations and 43% without them).
Credit risk management continued to be given maximum priority. The NPL ratio was 5.99% in the commercial network (excluding wholesale activities) and 4.68% at the parent bank, both below the sector’s averages. Coverage ratios were 50% and 49% respectively.
Net provisions were EUR 184 million, 35.4% more than in the first quarter of 2010 due to the lower release of generic provisions, as specific ones declined 11.9%. Compared to the fourth quarter, net provisions and specific provisions were more than 20% lower.
Net operating income after provisions was EUR 403 million, below that of a year earlier, but 70% more than in the fourth quarter.
Attributable profit was EUR 274 million.

30	JANUARY — MARCH FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
BANESTO
•	Year-on-year rise in market share for deposits and further improvement in the liquidity ratio.

•	Basic revenues increase slightly in the quarter.

•	Flat operating expenses in the last three years.

•	Loan-loss provisions return to the level of 2009, after two quarters of larger provisions.

•	NPL ratios were still better than the sector’s.
Banesto generated an attributable profit of EUR 101 million in the first quarter, 50.4% lower than in the same period of 2010 but notably better than the third and fourth quarters.
Strategy
In the complicated environment, Banesto focused on defending revenues, optimising the structure of financing and discipline in costs, enabling it to make provisions to boost its financial strength. Capturing and linking customers are still one of the management priorities in 2011.
Activity
Customer funds managed amounted to EUR 96,884 million at the end of March, 2% lower year-on-year, impacted by off-balance sheet funds, which declined 14%. Deposits excluding repos increased 15%. Both demand and time deposits performed well as they increased 12% and 20% respectively.
Demand for loans was lower at EUR 73,326 million at the end of March, (3% less than in March and December of 2010).
Non-performing loans evolved positively in the quarter. However, and as a result of the decline in lending, the NPL ratio rose a little to 4.31% better than the sector’s averages. The coverage ratio was 52%.
Results
Net interest income was EUR 321 million. Although 25.6% lower than in the first quarter of 2010, due to reduced activity and higher costs of financing, it represented a change of trend over previous quarters (2.1% more than the fourth quarter of 2010). This change of trend reflects the effort made to manage the balance sheet and spreads.
Net fee income was EUR 155 million, similar to previous quarters, as a result of lower income from mutual and pension funds because of customers’ preference for other alternatives for their savings, and a 1.7% rise in that from services, thanks to the growth in transactions from the larger number of customers and linkage.
Gains on financial transactions were 4.7% lower at EUR 41 million y-o-y. The main component was still distribution of treasury products to customers, and a high degree of diversification, which favoured recurrence.
Gross income was 17.8% less than in the first quarter of 2010 at EUR 527 million, and 7.2% below the fourth quarter, as the growth in net interest income, stable fee income and revenue from insurance were offset by much lower gains on financial transactions.
As a result of cost control, operating expenses declined 1.2% year-on-year to EUR 254 million. The efficiency ratio at March 2011 was 48.2% and compared well with that of Santander’s peers.
Net loan-loss provisions rose 22.5% year-on-year to EUR 102 million, due to the lower use of generic provisions (-38%) as specific provisions declined 16%, thanks to the better performance of non-performing loans. Compared to the fourth quarter, provisions were much lower due to the big effort made in the second half of the year.
Profit before tax was EUR 155 million. Attributable profit after taxes and minority interest was EUR 101 million.

FINANCIAL REPORT 2011 JANUARY — MARCH	31

INFORMATION BY PRINCIPAL SEGMENTS
SANTANDER CONSUMER FINANCE
•	Strong rise in results backed by all areas.

•	Solid revenues, stable costs on a like-for-like basis and lower provisions with coverage at a high level pushed up profits.

•	Greater activity, spurred by the US, and strict management of prices in Europe in order to offset the rise in financing costs.

•	Further improvement in credit quality and liquidity, reducing recourse to the parent bank.
Attributable profit was EUR 359 million, 89.7% more than in the first quarter of 2010 and 71.4% above the fourth quarter.
Strategy
In Europe, the focus was on organic growth and cross-selling, backed by brand agreements and greater penetration in the used car segment, which offset the decline in new car sales. In the US, faster pace of growth in new lending and extracting the value of new portfolios. Also, at the global level, focus on defending spreads and on risk control, admission and recoveries.
The legal merger of SC Poland and AIG Bank Poland was completed during the first quarter, as well as the change of brand to Santander Consumer. In Germany, the retail banking business of SEB AG, were incorporated, as well as 173 branches and one million customers. This acquisition makes Santander Consumer the fourth largest private sector bank by the number of customers. Its impact on the first quarter results was almost nil.
Activity
Gross lending at the end of March amounted to EUR 70,259 million, 21% more year-on-year because of organic growth and the integration of businesses in the US (portfolios), Poland and Germany.
New lending (EUR 6,700 million) was 12% higher than in the first quarter of 2010, spurred by auto finance for used cars (+17%). Weaker activity in durable goods (-3%) and in new cars (+3%) in line with car registrations in Europe.
Activity was stronger in the US (+54%), Poland (tripled with AIG) and the Nordic countries (+12% in local currency). Also positive evolution in Germany (+8%), after declining in 2010. Larger falls in Italy (-18%) and in the UK (-4% in sterling), in line with the performance in these markets.
Customer deposits increased 37% to EUR 31,619 million, fuelled by the capacity to capture funds in Germany and the incorporation of Poland and SEB retail. Also, capturing of wholesale funds was increased in the quarter: EUR 3,000 million of securitisations placed in three countries. Of note was that in Norway (EUR 1,300 million and over 40% placed in the market), the first in auto loans in the country.
All of this enhanced the area’s liquidity position (customer deposits and medium- and long-term financing covered 63% of loans compared to 55% a year ago) and reduced recourse to the parent bank.
Results
Gross income increased 22.4% y-o-y, backed by the most basic revenues: net interest income (+21.4%), due to the rise in the average portfolio (+15%) and better spreads, both fuelled by incorporations; fee income (+33.7%), basically due to servicing in the US which contributed three-quarters of the increase.
Higher costs (+36.5% y-o-y) due to the new incorporations. At constant perimeter, flat costs (1.1% higher). The new units of SEB retail and Poland left the efficiency ratio at 30.2%, with a clear opportunity for improvement (SEB’s ratio is 85%).
Sharp fall in loan-loss provisions (-34.1% y-o-y), causing net operating income after provisions to double. The lower provisions reflect the improvement in the quality of the portfolio: further reduction in the NPL ratio to 4.63% and very high coverage (122%), after absorbing the impact of the new incorporations.
These trends in revenues, costs and provisions produced a jump in attributable profit of 89.7% year-on-year (+38.4% at constant perimeter).
The trends were similar in individual countries, with rises in all areas. Santander Consumer USA made the largest contribution after the sharp increase of its profits. The three basic drivers were: larger volumes (organic generation and integration of portfolios), higher revenues from servicing, and the lower cost of credit from the improved quality of the portfolio. Germany was the second largest unit by profits (+15.0%), thanks to an increase in new loans and adequate management of risks, favoured by the good expectations for the country.
In other units, the performance in the Nordic countries was more positive (attributable profit: +31.3% year-on-year in local currency) because of greater activity and lower provisions, and also in Spain whose results were better because of lower provisions. Lastly, Poland, the leader in specialised finance institutions, increased its profit in a period of integration and restructuring of portfolios and businesses.

32	JANUARY — MARCH FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
PORTUGAL
•	Low economic growth and lack of a political agreement to make the fiscal reforms, forced the government to ask the EU for financial aid.
•	Revenues dented by strong competition for liquidity and the situation in the markets.
•	Expenses and provisions reflect very prudent management in an unfavourable environment.
•	In activity, continued process of deleveraging: fall in lending and rise in deposits.
Santander Totta’s attributable profit was EUR 90 million, down from EUR 137 million in the first quarter of 2010 and EUR 88 million in the fourth.
Strategy
Low economic growth and with prospect of no improvement in the short term, the difficulty of accessing international markets for funds, intensified by the situation in other peripheral euro zone countries, and, lastly, the lack of a political agreement to make the fiscal adjustments needed to make the economy more competitive and recover the markets’ confidence forced Lisbon to ask the European Union to activate its financial aid mechanisms.
In this environment, Santander Totta stepped up its policy of deleveraging, backed by capturing funds and reducing lending, and reinforced prudent risk management and recoveries in the face of the likely deterioration in credit quality indicators in the new environment.
Activity and results
Savings increased 20% and lending dropped 8%. This produced a further improvement in the commercial gap and in the financing structure of the balance sheet.
The driver in savings was deposits (+32%) as mutual and pension funds declined 21%, reflecting customers’ greater aversion to risk and their preference for deposits which offer a higher return. Loans to SMEs and individuals remained virtually unchanged and those to companies declined.
Investment in Portuguese bonds, as part of ordinary management of assets and liabilities, amounted to EUR 1,600 million.
Net interest income was 12.2% lower than the same period of 2010 at EUR 165 million, due to the increased cost of financing.
Fee income increased 7.4%. Of note were those from GBM.
REST OF EUROPE
The rest of businesses (GBM, asset management, insurance and Banif) generated attributable profit of EUR 230 million, 22.8% lower than in the first quarter of 2010, but higher than in the other quarters.
The reason for the fall was that Global Wholesale Banking, the main unit included here, accounts for more than 95% of profits.
Comparisons with the fourth quarter are much better. Net interest income and fee income was 4.3% higher, due to the rise in spreads on loans and from fee income. Gains on financial transactions were still affected by the markets.
Operating expenses were 1.7% higher than the first quarter of 2010, but lower than in the other three quarters (-6.3% over the fourth).
The efficiency ratio was 46.4%. Net operating income at EUR 151 million was 21.4% lower than in the first quarter of 2010 and 14.5% above the fourth quarter.
Loan-loss provisions showed the moment of the cycle. At EUR 32 million they were almost double those in the first quarter of 2010, although in line with the year’s quarterly average. The NPL ratio continued to rise (3.03%) and coverage was 62%.
Significant impacts from the new environment on Santander Totta’s NPLs are not expected (its NPL ratios are much better than the sector’s). Although it could have some negative effect on profits, it will not affect the solvency ratio as acceptable profit levels are expected to be maintained.
Its attributable profit was 21.0% lower because of high gains on financial transactions in the first quarter of 2010 (almost 50% more than the year’s average) and an 8.0% rise in costs, due to investments to strengthen operational capacities and distribution of basic treasury products. Compared to the fourth quarter, and despite the increase in costs, profit was 43.7% higher because of gains on financial transactions and the release of provisions.

FINANCIAL REPORT 2011 JANUARY — MARCH	33

INFORMATION BY PRINCIPAL SEGMENTS
UNITED KINGDOM
•	First quarter profits were £45 million more than the fourth quarter’s.
•	Lower year-on-year because of the higher cost of financing and an impact of around £100 million from new regulatory requirements.
•	Liquid assets: increase of almost £30,000 million since the end of 2009 because of new regulations.
•	Further improvement in the financing position: £1,900 million from divestment in non-core assets and £7,000 million from issues and securitisations.
•	Good evolution of non-performing loans, both in loans with guarantees and without them.
•	Notable improvement in the number of customer complaints, due to the plan to improve quality.
Santander UK generated an attributable profit of £419 million, down from £428 million in the same period of 2010, largely because of regulatory changes. Negative impact compared to the first quarter of 2010 of around £100 million after taxes. The profit, however, was 11.9% higher than in the fourth quarter.
Environment
GDP growth in the UK in 2010 was 1.3% after a fall of 2% quarter-on-quarter annualised in the fourth quarter. The first indicators from 2011, show that this fall was partly due to the impact of bad weather. A strong recovery in manufacturing, spurred by exports was expected in the first quarter, along with weak domestic demand because of the fiscal adjustment (also reflected in the labour market) and still low real estate activity.
Inflation continued to rise (4.0% in March 2011) which, despite the uncertainty over growth, could force the Bank of England to raise its base rate in the coming months.
Strategy
The developments of the last few years have enabled Santander UK to reach a significant position in the UK market, with market shares of more than 10% in core segments such as mortgages and deposits. The range of commercial banking products and services continued to increase and the focus on growth in loans to SMEs, accelerating the objective of becoming a universal bank able to offer all services and products.
The agreement with Royal Bank of Scotland to acquire 318 of its branches and 40 centres for SMEs is an important step toward meeting this objective, as it speeds up significantly the strategy of boosting our presence in the SME and company segments and meet the challenge of tougher competition in a vital sector for the UK economy.
In addition, the plan to improve quality launched by Santander UK in the last few months, which includes, among other measures, better processes for managing complaints, enhanced commercial attention and better attention from call centres, is producing its first fruits. According to the latest figures from the Financial Services Authorities, the number of customer complaints fell by 20% in the second half of 2010, while those of our competitors increased.
Activity
Santander UK’s balance sheet mainly consists of residential mortgages, with no exposure to self-certified mortgages or subprime and less than 1% of buy-to-let loans. The loan-to-deposit ratio was 127% at the end of March 2011, down from 132% a year earlier.
The financing position improved in the first quarter as a result of divestment in non-strategic assets (£1,900 million) and a further £7,000 million of medium-term issues and securitisations. The success of the placement of issues made in 2010 continued in 2011 with a wide range of products and at good interest rates.
Customer loans (local criteria) amounted to £198,800 million, 2% more than 12 months ago and due to the 2% increase in residential mortgages and 29% in loans to SMEs, offsetting the reduction in UPLs.
Net new mortgages declined by £600 million in the first quarter, due to low demand and less attractive prices. Gross new mortgages amounted to £4,200 million, £1,500 million less than in the first quarter of 2010 (estimated market share of 14%).
Spreads improved in the first quarter and the trend for the second quarter is more positive. The loan-to-value (LTV) in new loans was 62% and the LTV of the stock of lending remained at 51%.
Loans to SMEs amounted to £9,100 million (+29% y-o-y), benefiting from the network of regional business centres. The market share was 3.7% (+0.7 p.p. in the last 12 months).
Under the bank’s policy of reducing personal loans (UPLs), the volume of these loans was reduced by 20% to £3,200 million in the last twelve months and the portfolio is expected to decline further. Gross new loans, very focused on low risk customers and at higher spreads, were 2% lower than in March 2010 at £365 million.
Santander UK continued to dispose of non-strategic assets. Their portfolio dropped 4% in the quarter and 38% since the end of 2008. A&L’s treasury portfolio dropped by a further 33% in 2011 and 78% since the end of 2008.

34	JANUARY — MARCH FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
Retail deposits increased slightly to £153,400 million, with a net inflow of £6,500 million since March of 2010. The lower capturing of deposits reflects the market reduction and stiff competition in prices. The deposits of companies, which increased 15% year-on-year, were almost £500 million lower in the quarter, as they are less attractive under the new liquidity requirements.
The opening of more than 200,000 current accounts in the first quarter continued to underscore the success of the last two years in attracting quality customers. These new accounts helped to increase the balance by 4% since March 2010.
The placement of credit cards also increased significantly (+32% to 155,000 units).
Results
Attributable profit was £419 million, 2.2% lower than in the first quarter of 2010. This was due, partly, to the impact from new regulatory requirements. Profit was 11.9% higher than in the fourth quarter, when this impact was lower.
Gross income declined 6.5% to £1,285 million, affected by the higher cost of funding and pressure on fee income, coupled with the new liquidity regulations.
Net interest income was 8.0% lower year-on-year, reflecting the higher cost of wholesale financing and the increase in liquid assets, as the spreads from customers (2.04% in the first quarter of 2011) remained virtually unchanged in recent quarters.
Customers’ preference for mortgages at variable interest rates, although at a more moderate pace, helped to offset the impact of low interest rates on deposits. Net interest income in SMEs and corporations increased, reflecting spreads on new loans at historic highs.
Net fee income was 10.5% lower, in line with the market trend. The change in the mix of sales from structured products to managed customer funds also continued, reducing current revenues but expected to produce higher fees in the future.
Gains on financial transactions were 13.5% higher than in the first quarter of 2010, spurred by the good performance of large companies.
Operating expenses increased 2.1%. The savings obtained from the integration of Alliance & Leicester were reinvested in growth in Corporate Banking and Global Banking & Markets, as well as in promoting the expansion of retail business and improving customer service. The efficiency ratio was 43%
Loan-loss provisions were 50.4% lower than in the first quarter of 2010, thanks to the better evolution of retail products, mainly mortgages, and personal loans, which enabled high coverage levels to be maintained.
The NPL ratio continued to evolve better than expected and declined to 1.75% (13 b.p. less than in March 2010 and 1 b.p. below the end of 2010).

FINANCIAL REPORT 2011 JANUARY — MARCH	35

INFORMATION BY PRINCIPAL SEGMENTS
LATIN AMERICA
•	Strong business orientation, reflected in a faster pace of activity, particularly in lending.
•	Good performance of basic revenues, which rose for the fifth quarter running.
•	Intense management of early non-performing loans and of their recovery, reflected in a decline in loan-loss provisions.
•	Net operating income after provisions increased 16.1% (in constant currency).
Santander generated attributable profit of EUR 1,270 million in the first quarter of 2011, 26.8% more than in the same period of 2010 (+17.8% in constant currency). These results were affected by a large rise in tax pressure and the impact of the minority interests (higher in Brazil and lower in Mexico after the acquisition of these interests in September 2010).
Net operating income after provisions, which is the best indicator of the underlying business, increased 16.1% year-on-year and remained stable compared to the fourth quarter, both in constant currency, thereby largely breaking the seasonal nature of the first quarter results thanks to an acceleration in business volumes.
Economic environment
Economic growth in 2010 in the countries where Santander operates was more than 6.8% on average. The forecasts for 2011 envisage lower growth at close to 5%, with domestic demand growing at more sustainable rates than in 2010 but still high and more than those of GDP growth. Private consumption and investment will continue to drive the economy.
As well as the dynamism of domestic demand, higher international raw material prices are introducing inflationary pressures and causing a deterioration of inflation expectations. In several countries inflation has risen since the beginning of the year (Brazil, Uruguay, Chile and Peru). In this context, central banks continued to raise their interest rates energetically, with rises until April of 125 b.p. in Brazil and Chile and 100 b.p. in Uruguay and Peru. In Colombia, the central bank began in February to increase its rate and after the March meeting they were at 3.50% as a result of the higher inflation expectations. Mexico, on the other hand, with moderate inflation, kept its official rates stable.
Macroeconomic conditions at the global scale continued to show expansion in 2011 and, in particular, the terms of trade are expected to be favourable for the region. Thanks to the expansion of Asian economies and of prices and world demand for raw materials, Latin American exports grew strongly in 2010 (close to 30%) and at a similar pace in the first months of 2011.
The region has a healthy position on its external accounts, with an estimated current account deficit for 2010 below 1.5% of GDP on average for the region, and close to 2% in 2011. Latin America continued to attract significant inflows of direct investment, thanks to the good economic outlook. Inflows are expected to remain high in 2011, after reaching an estimated 2.5% of GDP in 2010.
International reserves, which ended 2010 at $566,000 million, were already close to $600,000 million in the first quarter of 2011.
The evolution of public accounts is also good, spurred by growth in tax receipts from economic expansion. The budgets for 2011 aim to make further progress in consolidation, particularly in containing public spending.
In the countries where Santander operates, lending by the region’s banking systems, after recovering in 2010, gathered pace (+20% in the last 12 months excluding the exchange rate impact). Loans to individuals increased 21%. Credit cards and loans to companies and institutions rose 12% and 20%, respectively.
Bank savings increased 15% year-on-year, with demand deposits rising 17%, In general terms, and considering the financial systems with the greatest weight, Brazil and Mexico grew the most.
Because of their impact on business and on converting figures into euros, the evolution of interest rates and exchange rates is commented on:
•
Average short-term interest rates, based on the region’s average weighted rate, rose between the first quarter of 2010 and the same period of 2011. In general terms, interest rates began to rise in the second half of 2010 and gradually increased throughout the year.

36	JANUARY — MARCH FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
•
The evolution of results in euros is affected by average exchange rates. In global terms, Latin American currencies appreciated against the dollar, except for the Argentine peso, while the dollar, the reference currency in Latin America, strengthened 1% against the euro. In average terms, the Brazilian real strengthened against the euro from 2.49 to 2.28, the Mexican peso from 17.64 to 16.49 and the Chilean peso from 717 to 659.

Overall, the favourable impact from the conversion of the results to euros is about 9 p.p. in revenues, costs and profit.
Strategy
In a favourable economic environment, which is expected to become more positive in the future, the region’s financial systems were stimulated to grow.
In these circumstances, the Bank reacted quickly, focusing its activity on growth in loans and savings, managing spreads, optimising the mix of products and segments and appropriately handling the return-risk relation.
Efficiency in costs, in a context of investments and new commercial projects, prudence in risks and efficient management of capital and liquidity were the pillars of a strategy centred on creating value for our customers and shareholders.
At the end of March, the Group had 5,895 traditional branches and points of banking attention and in companies.
The number of customers increased by 2.6 million in the year to March to 38.8 million on a like-for-like basis. The Group is placing emphasis on linking customers as well as capturing new ones in recent months.
The main developments in business and results in the first quarter of 2011 are set out below. All percentage changes exclude the exchange-rate impact.
Activity
The strong pace of lending was consolidated (19% y-o-y), with 11% growth in consumer credit and 24% in commercial loans (companies in all their range and institutions).
Savings increased 12% year-on-year confirming its growth trend. Demand deposits were up 13%, mutual funds 14% and time deposits 10%.
The average market shares in the countries where the Group operates are 11.4% in loans, 8.8% in savings and 9.8% for total banking business.
MAIN FOCUSES OF MANAGEMENT IN 2011
1	Focus on generating revenues, with strong business, management of spreads and activities that generate fee income.
2	Faster growth in lending and savings, taking advantage of the favourable macroeconomic environment and “bankarisation” in the region.
3	Management of customers, focused on linkage and transactions.
4	Prudent risk policy adjusted to the favourable economic cycle and to profitability.
5	Investment in installed capacity in all countries under the principle of austerity and efficiency.
Results
Basic revenues (net interest income, fee income plus insurance) increased 10.9% over the first quarter of 2010, with net interest income up 9.8% and fee income 11.8%. The latter was spurred by higher commissions from insurance (+64%) and from cards (+29%). Fee income from mutual funds was 17% higher, and those from foreign trade declined 14%.
Gains on financial transactions declined 13.0% year-on-year. Gross income rose 8.5% over the first quarter of 2010 and 2.4% over the fourth quarter.
Operating expenses rose 12.1% y-o-y, above inflation. This was mainly due to new business projects, expanding and restructuring the points of attention and renegotiating charges and collective bargaining agreements. The efficiency ratio was 38.6%.
The better macroeconomic environment and outlook produced, together with anticipative risk management, an improvement in risk premiums (from 4.7% in the first quarter of 2010 to 3.4% in the same period of 2011), and lower provisions (-7.0%). The NPL ratio was 4.01% in March (4.11% last December and 4.18% in March 2010), while coverage was 107%.
The fall in provisions led to year-on-year growth of 16.1% in net operating income after provisions.
Grupo Santander’s attributable profit was EUR 1,270 million in the first quarter of 2011, an increase of 17.8%.
By segment, Retail Banking’s attributable profit was 31.4% higher year-on-year, confirming the revenue acceleration (+10.6% y-o-y and 3.7% in the quarter). This increase was affected by minority interests (higher in Brazil and lower in Mexico) and higher taxes. Eliminating this impact, growth in profits was 29.6%. Global Wholesale Banking’s profits declined 12.9%, in a quarter marked

FINANCIAL REPORT 2011 JANUARY — MARCH	37

INFORMATION BY PRINCIPAL SEGMENTS
LATIN AMERICA. MAIN UNITS
Million euros

	Brazil		Mexico		Chile
	Q1’11	Var (%)	Q1’11	Var (%)	Q1’11	Var (%)

INCOME STATEMENT
Net interest income	2,938	23.6	406	5.9	364	7.0

Net fees	810	20.8	159	19.0	110	20.1
Gains (losses) on financial transactions	195	9.0	49	(23.1)	31	(27.5)
Other operating income (1)	(17)	—	(0)	(96.3)	12	—

Gross income	3,926	21.5	614	7.0	516	8.8

Operating expenses	(1,450)	23.1	(231)	9.5	(192)	18.5
General administrative expenses	(1,303)	21.7	(204)	8.7	(169)	19.0
Personnel	(727)	29.9	(118)	18.2	(105)	21.0
Other general administrative expenses	(575)	12.7	(86)	(2.0)	(65)	15.8
Depreciation and amortisation	(148)	37.2	(27)	15.1	(23)	15.3

Net operating income	2,476	20.6	383	5.6	324	3.8

Net loan-loss provisions	(1,046)	10.5	(63)	(52.2)	(75)	(32.5)
Other income	(232)	0.7	(6)	(44.4)	2	—

Profit before taxes	1,199	36.7	314	42.8	251	28.8

Tax on profit	(309)	78.1	(57)	84.4	(43)	47.5

Profit from continuing operations	889	26.5	256	35.9	207	25.5

Net profit from discontinued operations	—	—	—	—	—	—

Consolidated profit	889	26.5	256	35.9	207	25.5

Minority interests	157	48.7	0	(99.2)	45	33.5

Attributable profit to the Group	732	22.5	256	80.1	162	23.4

BALANCE SHEET
Customer loans (2)	69,447	22.7	15,907	26.8	24,562	20.9
Trading portfolio (w/o loans)	10,567	7.6	12,232	16.4	2,782	(28.0)
Available-for-sale financial assets	22,584	41.9	3,272	(35.3)	2,944	10.9
Due from credit institutions (2)	10,966	16.8	3,739	(39.0)	2,471	15.0
Intangible assets and property and equipment	3,679	18.0	382	(4.4)	332	(5.9)
Other assets	40,534	40.2	4,120	1.2	4,108	64.6

Total assets/liabilities & shareholders’ equity	157,776	27.5	39,651	2.4	37,198	16.9

Customer deposits (2)	75,605	19.9	20,528	15.5	18,353	22.9
Marketable debt securities (2)	11,780	152.0	1,202	188.6	5,462	71.2
Subordinated debt (2)	4,325	5.5	—	(100.0)	1,046	21.9
Insurance liabilities	8,679	84.8	415	59.9	314	37.4
Due to credit institutions (2)	22,091	65.0	5,873	(31.8)	4,207	(26.1)
Other liabilities	23,612	11.3	6,939	(16.7)	5,054	13.0
Shareholders’ equity (3)	11,684	(7.5)	4,693	43.7	2,761	12.8

Other customer funds under management	50,822	24.1	10,481	5.9	4,929	(6.7)

Mutual funds	46,705	24.5	10,257	4.7	4,868	(7.1)
Pension funds	—	—	—	—	—	—
Managed portfolios	3,568	3.7	—	—	—	—
Savings-insurance policies	549	—	224	123.3	61	54.1

Customer funds under management	142,533	26.4	32,211	14.4	29,791	22.8

(1).	- Including dividends, income from equity-accounted method and other operating income/expenses

(2).	- Including all on-balance sheet balances for this item

(3).	- Not including profit of the year
LATIN AMERICA. RESULTS
Million euros

	Gross		Net operating		Attributable
	income		income		profit to the Group
	Q1’11	Var (%)	Q1’11	Var (%)	Q1’11	Var (%)

Brazil	3,926	21.5	2,476	20.6	732	22.5
Mexico	614	7.0	383	5.6	256	80.1
Chile	516	8.8	324	3.8	162	23.4
Argentina	219	14.8	114	2.9	70	5.9
Uruguay	36	(16.4)	8	(64.0)	4	(71.4)
Colombia	46	15.1	18	19.3	11	4.9
Puerto Rico	84	(4.3)	41	(13.5)	8	(7.3)
Rest	33	12.9	3	(38.4)	(4)	—

Subtotal	5,475	17.2	3,367	15.0	1,239	27.7

Santander Private Banking	73	19.3	40	23.8	31	(2.0)

Total	5,548	17.2	3,407	15.1	1,270	26.8

38	JANUARY — MARCH FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
BRAZIL (ALL CHANGES IN LOCAL CURRENCY)
•	Faster growth in lending and in savings than in 2010.
•	New record in net interest income and net fee income.
•	Operating expenses reflect the collective agreement and the investment in infrastructure.
•	Almost flat provisions due to the improvement in the risk premium.
•	Faster increase in net operating income after provisions, pushing up profit before tax to 25.1%.
Grupo Santander in Brazil generated attributable profit of EUR 732 million in the first quarter, 22.5% more than in the same period of 2010 (+12.2% in local currency). On a like-for-like basis, profit before tax was 25.1% higher in local currency.
Economic and financial environment
Santander Brazil conducted its activity in a high growth economy, which showed signs of losing steam in the last part of 2010 (+5.0% in the fourth quarter compared to +7.5% for the whole year). This solid growth was fuelled by strong domestic demand (+7.0% in 2010), favoured by the rise in lending, job creation and investment (+21.8% combined), which eased at the end of the year.
This strong growth coupled with the rise in food prices pushed up inflation to 6.3% in March, well above the Bank of Brazil’s central objective of 4.5%. In order to set inflation expectations close to the target, the central bank raised its Selic rate by 125 b.p. in April to 12% and also the reserve and capital requirements for banks in order to discourage some loans for individuals.
Total lending in Brazil grew at a very fast pace. In February (latest figure available) it grew 4% on a quarterly basis and 21% year-on-year, lifting the share of lending in GDP by 2.4 p.p. to 46.5%. Lending by private sector banks continued to grow while that by state banks slowed down, although the latter’s year-on-year growth was still higher.
Directed credit, which accounts for 35% of the total portfolio and includes BNDES, rural and housing, continued to grow at the fastest pace year-on-year (+27%). The rest of the portfolio and unrestricted lending grew at a slower pace (18%), although higher than in 2010, spurred by loans to individuals (+20%) and particularly cards and mortgages. Loans to companies rose 16% year-on-year.
Savings grew 18% year-on-year. All components (mutual funds, time and demand deposits) increased at similar rates. Growth was stronger from a low base in financial bills, a new instrument to capture medium and long-term institutional savings, which will help to improve the structure of funding. The balance issued at the end of March was BRL 10,884 million (4% of total funds captured).
Strategy
Santander Brazil is the third largest private sector bank in terms of assets, with a market share of 8.4%. It operates in the main regions, with 3,703 branches and points of banking attention, 18,099 ATMs and 24 million customers, close to 9 million of whom have current accounts. Its objective is to be the best and most efficient bank in Brazil, both in generation of shareholder value as well as in customer and employee satisfaction and brand recognition.

FINANCIAL REPORT 2011 JANUARY — MARCH	39

INFORMATION BY PRINCIPAL SEGMENTS
Since incorporating Banco Real, the strategy of Santander Brazil has been based on effectively carrying out the integration process, focused on implementing the best operational and commercial practices, striving for greater efficiency and capturing synergies. Various products, services and functions have been installed in the normal operations of customers in the last two years. Of note was unification of the brand and incorporating the Santander brand to all points of sale, which basically completed the “external” merger.
Functions were improved in the first quarter after the migration of accounts and operations of more than 9 million Banco Real customers to Santander’s unified IT platform. Today, all individuals and legal entities operate in a new single and more agile platform, which offers a wider range of products and services.
In products and collectives, an alliance was agreed with the group owning the use of the Esso and Mobil brands in Brazil to launch the new Santander Esso credit card. This alliance embraces a strategy to leverage credit card business via associations.
Lastly, and as part of a process of continuous improvement, Santander Brazil made changes to the governance structure. These changes, which complete the process begun after the listing, make Santander the reference in Brazil and the only large private sector bank with level two in corporate governance from BM&FBOVESPA.
Activity
Lending rose 18% in local currency year-on-year (16% more than in 2010), backed by loans to individuals (+22% y-o-y), particularly mortgages (+33%) and cards (+29%), but also in the segment of businesses and companies (+28%) and large companies (+12%).
Demand deposits increased 15% in the last 12 months and time deposits 12%, while mutual funds were up 19%, underscoring their solid recovery.
The market share in lending was 10.6% (11.6% in unrestricted lending) and 8.6% in deposits.
Results
Of note in results (always in local currency) was the 25.1% growth in profit before tax y-o-y. This was due to the strength of the most basic revenues (net interest income and net fee income set new records in the first quarter) and a fall in the cost of credit, which led to almost flat provisions, despite the strong growth in lending.
Including the impact of the normalisation of the tax rate and higher minority interests, the Group’s attributable profit was EUR 732 million (+12.2% in local currency y-o-y).
The main component of growth was net interest income (+13.1% y-o-y), spurred by higher volumes and management of spreads. Net fee income quickened (+10.5%), backed by credit cards, mutual funds and insurance.
Gains on financial transactions were stable over the first quarter of 2010, although less than in the third and fourth quarters of 2010. Gross income increased 11.2% year-on-year to EUR 3,926 million in local currency (+2.4% more than the fourth quarter).
Operating expenses increased 12.7%, reflecting the investment in increasing the distribution capacity (116 new points-of-sale in 12 months, more company account managers) and in the new IT platform, together with the impact of inflation on wage agreements. General expenses rose 3.1% year-on-year, lower than the increase in inflation because of the positive impact of the synergies obtained which, in cumulative terms, amounted to BRL 1,887 million compared to a forecast of BRL 1,800 million for the first quarter of 2011.
Provisions for loan losses were 1.1% higher than in the first quarter of 2010. This was due to the reduction in the risk premium and improvement in the non-performing loan ratio (4.85% compared to 4.91% at the end of 2010). Coverage improved to 104%. The rise in provisions over the fourth quarter was due to generic provisions (allocation in the first quarter of 2011 and release in the fourth quarter of 2010), as specific provisions were lower in the first quarter.
Net operating income after provisions (the most recurrent profit) was 18.3% higher year-on-year (+16.6% over the fourth quarter). The normalisation of the tax rate and higher minority interests from the partial placement of shares in the second half of last year produced a rise of 12.2% in attributable profit.
Retail Banking’s profit was 24.2% higher, Asset Management and Insurance’s 3.8% and GBM’s 7.2% lower.
The efficiency and recurrence ratios were 36.9% and 62.2%, respectively, and ROE was 24.9%.

40	JANUARY — MARCH FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
MEXICO (ALL CHANGES IN LOCAL CURRENCY)
•	Activity continued to gather speed: lending rose by close to 30% in the last 12 months and savings 12%.
•	Controlled costs and below inflation.
•	Continued focus on integral risk management, with the lowest provisions since the first quarter of 2007.
•	Net operating income after provisions increased 29.9%.
Attributable profit was 80.1% higher in the first quarter at EUR 256 million (+68.4% in local currency), benefiting partly from lower minority interests.
Results showed a good trend. Net interest income and fee income were higher than in the fourth quarters of 2010, while costs and provisions were lower. Attributable profit was 26.9% more than in the fourth quarter.
Santander is the third largest banking group in Mexico by business volume, with a market share in loans of 14.6% and 14.9% in savings. It has 1,099 branches and 9.1 million customers.
Economic environment
The economy is expected to grow 4.5% in 2011, driven by the recovery in domestic demand and growth in exports, particularly manufactured goods. Inflation eased in the first months of 2011 to 3.0% in March and is expected to remain below 4% for the rest of the year, enabling the central bank to hold its key rate at 4.5%.
The pace of business in the financial system has recovered. Lending increased 13% year-on-year (consumer credit and card business: +7%), while savings rose 14%. Good performance of demand deposits (+17%).
Strategy
Under the plan director comercial, the strategy continued to focus on strengthening the franchise and customer relations, through the sale of credit cards in branches and growth in deposits, for individual customers, which is pushing up recurrent revenues. In companies and institutions, the focus was on more transactions.
The main priorities are to take advantage of the economic performance, put the emphasis on customer linkage, deepen business in high income and SMEs segments and maintain prudent management of risks and costs.
The agreement with Bank of America to acquire its stake of 24.9% in Santander Mexico materialised in September, giving Santander 99.9% of the capital.
Activity
Lending continued to accelerate to 29% year-on-year, except in cards (-13% for market reasons and applying rigorous criteria when making loans). Mortgages increased 28%, commercial credit 30% and consumer credits 15%. Loans to individuals, SMEs and companies rose 10%, 36% and 42%, respectively.
Savings increased 12% year-on-year (+27% in demand deposits). Among anchor products, the number of insurance policies stood at 4.3 million (+678,000 year-on-year) and the number of payroll cheques paid into accounts reached 2.5 million.
Results
Gross income remained virtually unchanged year-on-year. Net interest income declined 0.9%, in line with the slower growth in cards business, where Santander is developing a strategy to improve the quality of its portfolio.
Fee income increased 11.3%, with positive results from insurance, cash management and cards, and reduced revenues from foreign trade and administration of accounts.
Operating expenses were 2.4% higher than in the first quarter of 2010 (inflation at 3.0%), while provisions confirmed the trend of previous quarters and were the lowest in the last 18 quarters (-55.3% y-o-y), in line with the improvement in risk premiums. Net operating income after provisions increased 29.9%.
Attributable profit was 68.4% higher in local currency at EUR 256 million. Retail Banking doubled its profit, Asset Management and Insurance’s rose 68.7% and Global Wholesale Banking’s dropped 37.8%. Excluding the impact of the minority interests acquired last September, the changes were +27.1% for the whole country and +77.3%, +30.3% and -53.6% for the three business segments, respectively.
The efficiency ratio was 37.7%, the recurrence ratio 78.1% and ROE 22.4%. The NPL ratio was 1.58% and coverage 234%, continuing the good quality and year-on-year performance.

FINANCIAL REPORT 2011 JANUARY — MARCH	41

INFORMATION BY PRINCIPAL SEGMENTS
CHILE (ALL CHANGES IN LOCAL CURRENCY)
•	Faster growth in banking business, with high double-digit growth in loans.
•	Operating expenses rose because of the signing of the collective bargaining agreement and business dynamics.
•	Lower provisions due to the improvement in the risk premium and control of non-performing loans. Prudent risk policy, accompanying the favourable economic cycle.
•	Net operating income after loan-loss provisions increased 13.7%.
Attributable profit was EUR 162 million, 23.4% more than in the first quarter of 2010 (+13.3% in local currency).
Santander is the largest financial group in Chile in terms of assets and profits. It has 506 branches and 3.1 million customers and market shares of 21.2% in loans and 18.4% in savings.
Economic environment
The latest indicators show a positive performance in domestic demand and employment. GDP growth is forecast at over 6.0% in 2011. Inflation was in line with expectations (3.4% y-o-y in March). The central bank, nevertheless, decided to speed up the pace of interest rate hikes, because of the deterioration in inflation expectations, and raised its key rate by 125 b.p. in April.
Lending rose 11% in the last 12 months (+14% in consumer credit and cards and +10% in commercial credit). Savings rose 7%.
Strategy
The strategy centred on growth in various businesses, particularly loans to medium and high-income customers, and to SMEs, where the improvement in scoring and admission models enabled us to respond more quickly to customers. There was also a significant recovery in mass market segment, both in activity and in results.
Improving the quality of service is considered a priority in increasing customer linkage and transactions.
Agreements with significant suppliers of services, such as airlines, telecom companies and supermarkets, continued to increase the relationship with customers in order to make them more satisfied and generate added value.
The number of insurance policies, a risk-free product and one generating fee income, amounted to 5.0 million, consumer loans rose 19% and cards increased by 174,000 units. Payrolls, a very binding product, increased 11% and helped to enhance the quality of the customer base and future business prospects.
Activity
Stronger economic growth and the positive impact of reconstruction after last year’s earthquake accelerated business growth. Lending increased 17% year-on-year, mortgages 13%, loans to SMEs 12% and 24% to large companies. The largest rises were in consumer credit (+18%) and cards (+36%), which resulted in an increase in the combined market share of 1.6 p.p. in the last 12 months.
Savings grew at a faster pace (+11%), with demand deposits up 11% and time deposits 22%. Mutual funds declined 11%.
Results
In results (and always in local currency), gross income hardly changed year-on-year (+1.1% more than the fourth quarter).
Net interest income was flat, due to the rise in interest rates whose impact on the cost of funds was not offset to the same extent in lending.
Net fee income rose 10.3%, with a good performance in that from insurance (+25%) and mutual funds (+18%). Gains on financial transactions were 33.4% lower at EUR 31 million due to the significant capital gains in the first quarter of 2010.
Operating expenses rose 8.8%, due to the wage rise in the collective agreement and the increase in rent for branches after their transfer in the second half of 2010. Compared to the fourth quarter, however, expenses were 1.2% lower.
Net loan-loss provisions declined 38.0% year-on-year, due to good risk management and the improvement in the quality of the credit portfolio.
Attributable profit was 13.3% higher at EUR 162 million. Retail Banking’s profit rose 9.6%, Asset Management and Insurance doubled its profit and Global Wholesale Banking obtained the same result as in the first quarter of 2010.
The efficiency ratio was 37.2%, the recurrence ratio 64.8% and ROE 24.0%. The NPL ratio was 3.80% and coverage 89%.

42	JANUARY — MARCH FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
Argentina
Attributable profit increased 5.9% to EUR 70 million (+9.6% in local currency).
Santander Río is one of the country’s leading banks, with market shares of 9.9% in lending and 10.1% in savings. It has 334 branches and 2.3 million customers.
The economy is expected to grow around 5.5% in 2011. Inflation was 9.7% year-on-year in March, while interest rates remained at around 11%. The Argentine peso depreciated 2% against the dollar in the first quarter.
Growth in the financial system’s savings and lending was 30% and 42%, respectively, maintaining high levels of liquidity.
In 2011, the Group is focusing on continuing to maximise the profitability of the franchise through the following drivers: customer linkage via transactions, higher spreads on loans, selective growth in low risk assets, maintaining comfortable levels of liquidity and special attention to risk and, in particular, deepening in value segments (high income and SMEs).
Lending and savings increased at a faster pace, with both growing by around 40% year-on-year, higher than the market and producing gains in market share, both in lending and savings.
Gross income rose 18.8% in local currency and operating expenses 36.0%, due to inflation and growth in installed capacity (net opening of 19 branches). In addition, the number of contact centres increased in the year and the number of employees went from 5,920 to 6,579.
Net operating income increased 6.5% and attributable profit 9.6%. The efficiency ratio was 47.8% and the recurrence ratio 88.2%. The NPL ratio was 1.44% and coverage 173%.
Uruguay
Attributable profit was EUR 4 million, 71.4% lower (-71.8% in local currency), due to the sharp fall in gains on financial transactions (-53.4%), which incorporated capital gains from the sale of portfolios in 2010. Basic revenues (net interest income and fee income) rose 6.7%. Operating expenses were 26.4% higher because of the collective bargaining agreement and the cost of installing the new IT platform. Loan-loss provisions were the same as in March 2010. Santander is the largest private sector bank in the country in terms of number of branches (44) and business (market share of 15.7% in lending and 16.2% in savings).
The economy has been one of the fastest growing in the region, due to domestic demand and the external sector in net terms. GDP growth for the year is forecast at more than 6%. Inflation increased to 8.2% in March. The central bank at its first meeting in 2011 raised its key rate by 100 b.p. to 7.5%.
In local currency, growth in the financial system’s deposits and in lending accelerated to 14% and 22%, respectively.
The Group is focusing on the following: completing the technological and operational merger of Santander and ABN, promoting retail business, strong rise in medium and high income linked customers, increasing business with companies, with emphasis on transactions, and maximising the return on surplus liquidity.
Lending rose 23% and savings 6% in the last 12 months.
The efficiency ratio is 79.2% and the recurrence ratio 26.2%. The NPL ratio was 0.24% and coverage stood at very high levels.
Colombia
Attributable profit was 4.9% higher at EUR 11 million (+0.4% in local currency) because of taxes and other income, as net operating income after provisions for loan losses increased 84.4%, as provisions were lower.
The Group has 76 branches, 295,000 customers and market shares of 2.8% in lending and 2.7% in savings.
The economy continued to gain strength and growth is expected to be close to 5% in 2011. In this context, and with inflation at 3.2% in March, the central bank raised its key rate by 50 b.p. in the first quarter to 3.50%.
Standard & Poor’s upgraded in March its rating for sovereign debt, restoring the investment grade (BBB-) which was lost 11 years ago. The agency cited, among other reasons, the political consensus in Colombia over pro-market economic measures, which are boosting growth and investors’ confidence.
Growth in lending and deposits picked up in the financial system (+22% and +11%, respectively).
The strategy in the first quarter focused on selective growth in business, preserving appropriate levels of liquidity and customer linkage in relevant segments. Lending increased 11% and savings dropped 2%. The efficiency ratio is 60.5% and the recurrence ratio 40.2%. The NPL ratio was 1.45% and coverage 210%.
Puerto Rico
Attributable profit was EUR 8 million, 8.3% lower than in the first quarter of 2010 in local currency, because of higher corporate taxes as net operating income after provisions increased 34.4%. Basic revenues were stable and loan-loss provisions lower.
Santander has 121 branches and market shares of 9.3% in loans, 10.2% in deposits and 22.6% in mutual funds.
The economy remained in recession, affecting the growth of the financial system and its profitability, pressured by lower activity and higher risk premiums. In this context, the Group stood out for its positive return, fruit of appropriate management of prices, discipline in risks and strict control of costs.
The efficiency ratio was 51.0%, the recurrence ratio 37.9%, the NPL ratio 10.4% and coverage 56%.
Peru
Activity is focused on companies and tending to the Group’s global customers. Attributable profit was EUR 2 million (+26.2% in local currency).

FINANCIAL REPORT 2011 JANUARY — MARCH	43

INFORMATION BY PRINCIPAL SEGMENTS
SOVEREIGN
Million euros

			Variation
	Q1’11	Q1’10	Amount	(%)

INCOME STATEMENT
Net interest income	432	413	20	4.8

Net fees	93	96	(3)	(3.1)
Gains (losses) on financial transactions	37	6	31	507.6
Other operating income (1)	(16)	(16)	(0)	0.8

Gross income	546	498	48	9.6

Operating expenses	(237)	(219)	(18)	8.0
General administrative expenses	(213)	(193)	(20)	10.4
Personnel	(118)	(107)	(11)	9.9
Other general administrative expenses	(95)	(85)	(9)	10.9
Depreciation and amortisation	(24)	(27)	2	(9.4)

Net operating income	309	279	30	10.8

Net loan-loss provisions	(98)	(167)	69	(41.2)
Other income	(27)	(9)	(18)	210.9

Profit before taxes	184	104	81	77.8

Tax on profit	(56)	(35)	(21)	61.0

Profit from continuing operations	128	69	59	86.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	128	69	59	86.2

Minority interests	—	—	—	—

Attributable profit to the Group	128	69	59	86.2

BALANCE SHEET
Customer loans (2)	35,850	38,441	(2,591)	(6.7)
Trading portfolio (w/o loans)	175	191	(16)	(8.3)
Available-for-sale financial assets	9,603	10,758	(1,155)	(10.7)
Due from credit institutions (2)	518	315	203	64.4
Intangible assets and property and equipment	494	438	56	12.9
Other assets	4,177	3,244	933	28.8

Total assets/liabilities & shareholders’ equity	50,817	53,387	(2,570)	(4.8)

Customer deposits (2)	33,190	31,352	1,839	5.9
Marketable debt securities (2)	1,499	12,652	(11,153)	(88.2)
Subordinated debt (2)	2,274	2,763	(489)	(17.7)
Insurance liabilities	—	—	—	—
Due to credit institutions (2)	7,829	1,439	6,390	444.2
Other liabilities	1,911	2,272	(361)	(15.9)
Shareholders’ equity (3)	4,114	2,909	1,204	41.4

Other customer funds under management	19	229	(210)	(91.6)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	19	229	(210)	(91.6)
Savings-insurance policies	—	—	—	—

Customer funds under management	36,983	46,996	(10,013)	(21.3)

(1).	- Including dividends, income from equity-accounted method and other operating income/expenses

(2).	- Including all on-balance sheet balances for this item

(3).	- Not including profit of the year

44	JANUARY — MARCH FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
SOVEREIGN
•	The franchise’s profitability was consolidated.
•	Attributable profit of $176 million, due to the improvement in recurrent revenues, containment of costs and lower provisions.
•	Improved trend in loans and focus on profitability.
•	Enhanced credit quality: reduction in non-performing loans and higher coverage.
Sovereign posted an attributable profit of $176 million, 84.3% more than in the first quarter of 2010 and similar to that in the fourth quarter. In that quarter, higher taxes offset the strong rise in profits before tax (+26.8%).
Economic environment
Sovereign conducted its business in a recovering economy, but one still marked by a weak housing sector, a jobless rate close to historic highs and low interest rates.
After a long period of falls in lending, the third and fourth quarters of 2010 signalled signs of stabilisation, although it is too early to speak of a change of trend (-0.1% in consumer credit and -0.2% in loans to companies, both over the third quarter). The shift into demand deposits (+4.4% in the first quarter) from time deposits (-3%) continued.
Strategy
Sovereign, with 721 branches, 2,305 ATMs and more than 1.7 million customers-households, is developing a business model focused on retail customers and companies. It operates in the northeast of the US, one of the country’s most prosperous areas, and manages close to $100,000 million of loans and deposits.
Sovereign’s integration into the Santander model is providing a solid base for the year, which is showing signs of improvement. The focus on growth, backed by prudence in risks, the generation of synergies and the optimisation of costs within a restructuring process, are enabling Sovereign to generate consistent results in an environment of low activity.
Activity
Balance sheet management in 2011 is characterised by the focus on profitability and on improving the mix of lending and funding products. Furthermore, management of spreads on new operations optimised net interest income within the environment’s conditions of liquidity and risk.
In lending, the exit from higher risk segments was offset by the rise in activity in the most attractive mortgage segments such as residential and multifamily. The improvement in the mix of products was reflected in the 7% increase in the commercial & industrial segment and in a $1,700 million consumer loan portfolio acquired from GE. Total loans increased 4% over the end of 2010 and 3% over March 2010 (+7% excluding the credits in run-off). This improvement in the composition of the portfolio combined with strict management of credit risk produced a sharp fall in the NPL ratio to 4.15% (5.14% in March 2010) and an increase in coverage to 82% (65% in March 2010).
Deposits rose 12% year-on-year, covering the growth in credit and increasing the share of stable financing and at low cost. This, coupled with the increase in core deposits and the replacement of those of higher cost, lowered the cost of funds by 32 basic points.
Results
Gross income was $746 million (+8.4% y-o-y), driven by its main components. Net interest income reflected management of pricing in loans, the reduced cost of deposits and ALCO management. Net interest income and fee income was 3.4% higher than in the fourth quarter.
Operating expenses (+6.8% y-o-y) reflect the impact of investment in technology and structures begun in the second half of 2010, as they were virtually unchanged over the fourth quarter (-0.2%). The efficiency ratio was 43.4% and net operating income 9.6% higher year-on-year.
Net loan-loss provisions were 41.8% lower year-on-year, thanks to the improvement in credit quality and the recovery capacity throughout the credit cycle.
Net operating income after provisions was 86.0% higher than in the first quarter of 2010 at $288 million. Attributable profit was $176 million, consolidating the upward path begun at the end of 2009.
In short, Sovereign began 2011 with solid results backed by the generation of recurrent revenues, control of ordinary expenses and improved levels of provisions resulting from proactive credit risk management. The enhanced structure of the balance sheet, the recovery of basic lending and continued strict control of costs and risks provides a solid base for the year.
USA
INCOME STATEMENT PRO FORMA
Million US$

	Q1’11	Q1’10	Var (%)

Gross income	1,613	1,293	24.8
Net operating income	1,055	812	29.9
Attributable profit to the Group	411	193	112.7
All of Grupo Santander’s units that conduct their business in the US (Sovereign Bank, Santander Consumer USA, Santander Private Banking USA, Puerto Rico and New York branch) posted an attributable profit of $411 million, more than double that in the first quarter of 2010 and 25.5% higher than in the fourth quarter.
This was due to the better performance of Sovereign and Santander Consumer USA.

FINANCIAL REPORT 2011 JANUARY — MARCH	45

INFORMATION BY PRINCIPAL SEGMENTS
CORPORATE ACTIVITIES
Million euros

			Variation
	Q1’11	Q1’10	Amount	(%)

INCOME STATEMENT
Net interest income	(511)	(393)	(119)	30.2

Net fees	(4)	(2)	(2)	130.2
Gains (losses) on financial transactions	(74)	(55)	(19)	33.4
Dividends	4	6	(2)	(37.0)
Income from equity-accounted method	1	(1)	2	—
Other operating income/expenses (net)	28	30	(1)	(4.2)

Gross income	(556)	(415)	(141)	34.0

Operating expenses	(245)	(227)	(17)	7.7
General administrative expenses	(212)	(188)	(23)	12.4
Personnel	(88)	(92)	4	(4.2)
Other general administrative expenses	(124)	(96)	(27)	28.2
Depreciation and amortisation	(33)	(39)	6	(15.3)

Net operating income	(801)	(643)	(158)	24.7

Net loan-loss provisions	(69)	(38)	(30)	80.0
Other income	(187)	(91)	(96)	106.3

Profit before taxes	(1,056)	(771)	(285)	37.0

Tax on profit	222	216	6	2.7

Profit from continuing operations	(834)	(555)	(279)	50.3

Net profit from discontinued operations	—	(10)	10	(100.0)

Consolidated profit	(834)	(565)	(269)	47.6

Minority interests	0	(1)	1	—

Attributable profit to the Group	(835)	(564)	(270)	47.9

BALANCE SHEET
Trading portfolio (w/o loans)	4,833	5,146	(313)	(6.1)
Available-for-sale financial assets	21,386	22,467	(1,081)	(4.8)
Investments	38	33	5	15.6
Goodwill	23,856	23,602	254	1.1
Liquidity lent to the Group	30,235	49,607	(19,372)	(39.1)
Capital assigned to Group areas	69,132	58,705	10,427	17.8
Other assets	74,185	79,940	(5,755)	(7.2)

Total assets/liabilities & shareholders’ equity	223,665	239,500	(15,835)	(6.6)

Customer deposits (1)	11,448	10,197	1,251	12.3
Marketable debt securities (1)	64,020	80,077	(16,057)	(20.1)
Subordinated debt (1)	10,000	16,047	(6,047)	(37.7)
Other liabilities	59,385	59,295	89	0.2
Group capital and reserves (2)	78,812	73,883	4,928	6.7

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	85,469	106,321	(20,853)	(19.6)

(1).	- Including all on-balance sheet balances for this item

(2).	- Not including profit of the year

46	JANUARY — MARCH FINANCIAL REPORT 2011

INFORMATION BY PRINCIPAL SEGMENTS
CORPORATE ACTIVITIES
•	This area’s losses were EUR 270 million more than in the first quarter of 2010:
•	Net interest income was more negative because of the higher cost of wholesale financing.
•	Higher provisions made for foreclosed real estate assets.
The area made a loss of EUR 835 million in the first quarter compared to a loss of EUR 564 million in the same period of 2010. This was due to the net effect of the main items: net interest income, gains/losses on financial transactions, provisions and other income, and taxes.
Corporate Activities covers a series of centralised activities and acts as the Group’s holding, on the basis of the criteria set out on page 24 of this report.
The financial management area carries out global balance sheet management functions, both for structural interest rate risk and liquidity risk (the latter through issues and securitisations), as well as the structural position of exchange rates.
•
Interest rate risk is actively managed by taking positions in the market. This management seeks to mitigate the impact of changes in interest rates on net interest income and the Bank’s value, and is carried out via bonds and derivatives of high credit quality, high liquidity and low consumption of capital.

•
The aim of structural liquidity management is to finance the Group’s recurrent activity in optimum conditions on maturity and cost, while maintaining an appropriate profile by diversifying sources. The main feature to comment on regarding liquidity risk continues to be lower needs in the current environment.

•
The exposure to exchange rate movements is also managed on a centralised basis. This management (dynamic) is carried out through financial derivatives for exchange rates, optimising at all times the cost of hedging.

In this sense, hedging of net investments in the shareholders’ equity of businesses abroad aims to neutralise the impact on them of converting to euros the balances of the main consolidated entities whose functional currency is not the euro. The Group considers it necessary to immunise the impact which, in situations of high volatility in the markets, sharp movements in exchange rates would have on these exposures of a permanent nature. The investments which are currently hedged are those in Brazil, the UK, Mexico and Chile, and the instruments used are spot contracts, FX forwards or tunnel options.
Meanwhile, exposures of a temporary nature (i.e. those regarding the results which the Group’s units will contribute over the next 12 months), when they are in currencies other than the euro, are also hedged on a centralised basis. These results, generated in the local currencies of the units, are hedged with exchange-rate derivatives. The objective is to establish the euros resulting from the exchange rate at the beginning of the year.
These policies render insensitive both the investment in the shareholders’ equity as well as the contribution to results of the various units. The impact of the hedging is registered in the line of gains/losses on financial transactions and the hedging of results compensates, with an opposite sign, the greater or lesser value in euros from the contribution of businesses.
Separately from the financial management activities described here, corporate activities acts as the Group’s holding. It manages all capital and reserves and allocations of capital to each of the units as well as providing liquidity that some of the business units might need (mainly the Santander Branch Network and corporate in Spain). The price at which these operations are carried out is the market rate (euribor or swap) plus the premium, in terms of liquidity, that the Group supports due to the immobilisation of funds during the period of the operation.
Lastly, and more marginally, the equity stakes that the Group takes within its policy of optimising investments are reflected in corporate activities. Since 2009, when Cepsa was sold, this item has declined significantly.
The main developments were:
•
Net interest income was EUR 511 million negative compared to EUR 393 million also negative in the first quarter of 2010. The increase, which has occurred in the last few quarters, was largely due to the higher cost of credit of issues in wholesale markets.

This increased cost was also reflected in the financing of the goodwill of the Group’s investments, which by definition is negative, but also raised the cost of their financing proportionately.
•
Gains on financial transactions, which includes those from centralised management of interest rate and currency risk of the parent bank as well as from equities, were EUR 74 million negative compared to EUR 55 million negative in the first quarter of 2010. The difference was largely due to the net effect of the positive impact of exchange-rate hedging and the negative one of dividends and valuation of portfolios.

•	Operating expenses rose 7.7% (EUR 17 million), due to higher general expenses.
•	Net loan-loss provisions were EUR 69 million, up from EUR 38 million in the first quarter of 2010.
•
“Other income” was EUR 187 million negative compared to EUR 91 million also negative in the first quarter of 2010. This item includes, among others, the higher provisions made for foreclosed properties.

•	Lastly, the tax line reflects a lower rate arising from the losses of this business.

FINANCIAL REPORT 2011 JANUARY — MARCH	47

INFORMATION BY SECONDARY SEGMENTS
RETAIL BANKING
•	Small growth in business and management of spreads increased net interest income, which set a new quarterly record.
•	Higher operating expenses because of new projects and an increase in the installed capacity.
•	Risk management reflected in lower provisions for the second quarter running.
•	Net operating income after provisions was 18.4% higher year-on-year (+8.5% excluding the perimeter and exchange rate effects).
Retail Banking generated 86% of the operating areas’ total gross income and 74% of attributable profit. Profit was 11.5% higher than in the first quarter of 2010 at EUR 2,183 million and 22.0% more than the fourth quarter. The drivers were higher basic revenues, control of costs and lower provisions.
Gross income increased 7.9% to EUR 9,783 million, due to the 6.6% rise in net interest income, the main component, and strongly backed by both fee income and gains on financial transactions.
All these variations were positively impacted by the perimeter (incorporation of AIG in Poland in the third quarter of 2010 and SEB in Germany since February 2011) and by exchange rates. Excluding them, gross income was 0.3% more than in the first quarter of 2010.
Operating expenses rose 13.2% year-on-year (+5.8% without the perimeter and exchange rate effects). As a result, the efficiency ratio was 41.9% and net operating income was 4.4% higher at EUR 5,685 million (5.7% more than in the fourth quarter).
Net loan-loss provisions were 12.9% lower than in the first quarter of 2010 and 10.3% below those in the fourth quarter. This reflected the efforts made in previous years to improve risk management in the Group’s units and enabled net operating income after provisions to be 18.4% higher. Excluding the perimeter and exchange rate effects, net operating income after provisions was 8.5% higher year-on-year and 17.8% more than in the fourth quarter.
Total lending rose 4% in the last twelve months and customer deposits increased 9%, both benefiting to some extent from the perimeter and exchange rates.
The performance by geographic areas, as in 2010, reflects the varying economic environment, with lower growth in developed economies and a better macroeconomic environment in emerging countries.
INCOME STATEMENT AND BUSINESS VOLUMES SECONDARY SEGMENTS
Million euros

	Operating		Retail		Global		Asset Management
	business areas		Banking		Wholesale banking		and Insurance
	Q1’11	Var (%)	Q1’11	Var (%)	Q1’11	Var (%)	Q1’11	Var (%)

INCOME STATEMENT
Net interest income	8,025	6.8	7,383	6.6	572	4.1	71	86.4

Net fees	2,599	11.6	2,173	13.8	330	5.1	95	(7.8)
Gains (losses) on financial transactions	731	(6.2)	326	21.3	405	(18.8)	0	(99.6)
Other operating income (1)	53	(0.2)	(99)	158.2	30	—	122	36.7

Gross income	11,409	6.9	9,783	7.9	1,337	(2.0)	288	18.7

Operating expenses	(4,579)	13.5	(4,098)	13.2	(395)	15.6	(86)	17.0
General administrative expenses	(4,102)	13.2	(3,666)	12.9	(359)	15.7	(77)	17.6
Personnel	(2,433)	16.4	(2,156)	16.0	(235)	21.8	(43)	9.3
Other general administrative expenses	(1,669)	8.9	(1,510)	8.7	(125)	5.7	(35)	29.8
Depreciation and amortisation	(477)	15.8	(432)	16.0	(35)	14.4	(9)	11.8

Net operating income	6,830	2.9	5,685	4.4	943	(7.8)	202	19.5

Net loan-loss provisions	(2,119)	(11.6)	(2,131)	(12.9)	12	(76.2)	(0)	(90.1)
Other income	(411)	38.4	(389)	36.2	(13)	74.4	(8)	147.2

Profit before taxes	4,300	9.0	3,165	16.6	941	(11.5)	194	17.0

Tax on profit	(1,110)	16.8	(808)	28.5	(242)	(13.1)	(60)	39.2

Profit from continuing operations	3,189	6.5	2,357	13.0	699	(11.0)	133	9.1

Net profit from discontinued operations	(6)	283.8	(6)	283.8	—	—	—	—

Consolidated profit	3,184	6.4	2,352	12.8	699	(11.0)	133	9.1

Minority interests	241	13.0	169	31.7	57	(19.0)	14	3.9

Attributable profit to the Group	2,943	5.9	2,183	11.5	641	(10.2)	119	9.7

BUSINESS VOLUMES
Total assets	1,158,659	3.3	851,363	1.8	274,235	7.8	33,060	4.7
Customer loans	712,729	4.5	644,262	3.9	67,996	11.5	471	(31.7)
Customer deposits	609,325	15.7	510,883	9.1	93,825	61.8	4,617	766.4

(1).	- Including dividends, income from equity-accounted method and other operating income/expenses

48	JANUARY — MARCH FINANCIAL REPORT 2011

INFORMATION BY SECONDARY SEGMENTS
RETAIL BANKING. INCOME STATEMENT
Million euros

	Gross		Net operating		Attributable
	income		income		profit to the Group
	Q1’11	Var (%)	Q1’11	Var (%)	Q1’11	Var (%)

Continental Europe	3,208	(1.3)	1,870	(7.2)	778	(11.8)

o/w: Spain	1,751	(13.7)	898	(23.2)	365	(35.9)
Portugal	225	(14.4)	104	(27.6)	57	(43.6)

United Kingdom	1,333	(3.4)	740	(9.0)	393	2.9

Latin America	4,713	19.5	2,780	18.6	890	42.1

o/w: Brazil	3,357	22.5	2,018	22.7	475	35.8
Mexico	526	20.7	327	29.7	209	149.9
Chile	427	8.2	254	0.7	107	19.3

Sovereign	529	7.7	295	7.4	122	82.0

Total Retail Banking	9,783	7.9	5,685	4.4	2,183	11.5

Retail Banking in Continental Europe was still the most affected by the environment, underscored by revenue declines throughout the income statement. Attributable profit was 11.8% lower than in the first quarter of 2010. The performance, however, was positive compared to the fourth quarter, with a recovery in net interest income, flat costs and a sharp decline in provisions. Attributable profit rose from EUR 435 million in that quarter to EUR 778 million in the first quarter of 2011.
The performance was similar in the UK. Attributable profit was 1.0% lower in sterling year-on-year, largely due to regulatory changes, but 20.3% higher than in the fourth quarter of 2010 because of lower provisions as revenues and costs were stable.
Revenues from retail banking in Latin America were higher and also costs (consistent with business development). Net operating income (excluding the exchange rate impact) was 9.8% higher than in the first quarter of 2010 and 5.0% more than in the fourth quarter.
Net loan-loss provisions and other allowances were lower year-on-year and higher than in the fourth quarter. As a result, attributable profit increased 31.4% over the first quarter of 2010 and was 2.1% lower than in the fourth quarter.
Global Private Banking includes institutions that specialise in financial advice and asset management for high-income clients (Banco Banif in Spain, Santander Private Banking in the UK ,Latin America and Italy), as well as the units of domestic private banking in Portugal and Latin America, jointly managed with local retail banks.
The division continued to install and adapt its common business model, the commercial processes of advice, differentiated management of customers, personnel training, standardisation of investment strategies and discretional management and unification of products.
The IT platform for management of clients continued to be adapted so that it will be the same for all units. This platform is currently operating in Spain, Italy and Mexico.
The volume of managed assets was higher than at the end of 2010, due to the capturing of new business as well as more customers. At March 31, 2011 it was more than EUR 105,000 million.
Attributable profit was EUR 65 million in the first quarter of 2011, 11.0% lower year-on-year, impacted by the release of provisions in 2010, higher taxes and minority interests, as net operating income increased 6.6% year-on-year.
The performance of Latin America was better, both domestic private banks (mainly Brazil and Chile) as well as International Private Banking. In Europe, of note was higher fee income in Spain and Italy, the fruit of higher volumes and the improved product mix towards discretional management portfolios. Net interest income was lower due to the higher cost of funds.

FINANCIAL REPORT 2011 JANUARY — MARCH	49

INFORMATION BY SECONDARY SEGMENTS
GLOBAL WHOLESALE BANKING
•	Rigorous management of risk, liquidity and capital.
•	Strong earnings backed by solid client revenues (84% of the total).
•	Impact on costs of investments which are still in the first phases of maturity.
•	Profits were higher than in the three previous quarters but lower than in the first quarter of 2010.
In the first quarter of 2011, the business managed by Santander Global Banking & Markets posted an attributable profit of EUR 641 million, 10.2% lower than in the same period of 2010 and 9.8% more than in the fourth quarter. This business contributed 12% of the gross income of the Group’s operating areas and 22% of its attributable profit.
Strategy
In 2011 Santander Global Banking & Markets continued to maintain the main features of its business model: focus on the client and integral focus of business (global reach and interconnection with local units), together with rigorous management of risk and profitable use of capital and liquidity.
In order to strengthen the positions reached in core markets and businesses and continue the growth path, the area launched in 2010 a series of projects to bolster the operational capacities and distribution of basic treasury products, with a special focus on forex and fixed income businesses. These projects continued to be developed in the first quarter of 2011, investing in resources and additional capacities.
This investment effort is already showing its first results in some initiatives launched in 2010 such as distribution of products of fixed income in Europe which, in the first quarter, showed a quicker pace in revenues, particularly in the corporate and mid-corp segments. The generation of additional revenues and strict management of a recurrent cost base that has been streamlined are enabling the area to absorb these investments and maintain an efficiency ratio that remains a reference for Santander’s peers.
Results and activity
Gross income was slightly lower than in the first quarter of 2010 because of the high gains on financial transactions in 2010, costs were higher due to projects and provisions releases lower than in 2010 in an environment where credit is falling at a slower pace. As a result, attributable profit dropped 10.2% year-on-year. The performance, however, was better than in the fourth quarter. Attributable profit was 9.8% higher thanks to 6.8% growth in gross income in the first quarter.
Gross income was 2.0% lower than in the first quarter of 2010. Net interest income and fee income rose 4.1% and 5.1%, respectively, partly due to the disintermediation processes in some countries and the impact of the higher wholesale financing cost. The high gains on financial transactions in the first quarter of 2010, almost 50% above the average for the year, counteracted the increase in other revenues and explains the fall in total revenues.
Operating expenses increased 15.6% year-on-year and reflected the investment in equipment and technology. This growth, higher than that of revenues, caused the efficiency ratio to deteriorate to 29.5% from 25.0% in the first quarter of 2010, but it is still very good.
From a management standpoint, net operating income declined 7.8% year-on-year to EUR 943 million, but was 9.0% higher than in the fourth quarter. Provisions releases were lower than a year before and attributable profit declined 10.2%.
The results were supported by strong and diversified client revenues (84% of the total). They were 4.1% higher than in 2010 and have been very stable in the last few quarters.
Europe’s performance was better than in the fourth quarter, backed by the revenue recovery in Spain and to positive contribution from the other large geographic areas.
The revenues generated by clients in the Global Relation Model (corporations and institutions in a global scope) was also better and gave the area stability. These revenues were 11% higher than in the first quarter of 2010 and 2% more than in the fourth quarter, and already account for 2/3 of total client revenues.
The product areas also made further progress in their increasingly global business vision, adapted to the changing needs of markets and clients. Their performance was the following:
Global Transaction Banking
This area, which includes cash management, trade finance and basic financing and custody, increased its client revenues 12% y-o-y.
Cash management revenues grew strongly (+32%), underpinned by all geographic areas, with greater contributions from Latin American units, particularly Brazil and Chile.
Basic financing did well (+7%), led by Brazil, in a context of containment of risk-weighted assets at the Group level which required a big effort in management of spreads.
Custody and settlement activity also picked up (+13%), with all units performing well, particularly Latin America.
Trade finance dropped 15% after the high levels reached in 2010 in Latin America. The greater activity in Europe did not offset the decline in the large Latin American countries.

50	JANUARY — MARCH FINANCIAL REPORT 2011

INFORMATION BY SECONDARY SEGMENTS
Corporate Finance
This area (which concentrates mergers and acquisitions) increased its client revenues 3% year-on-year, mainly due to Brazil and Mexico,
Of note in the first quarter was the advising on the purchase of 10% of Compañía Logística de Hidrocarburos (CLH) by various funds managed by Axa Investment Managers Private Equity Europe. A solid pipeline was built up, with a focus on origination and execution of large cross-border projects for clients of the Global Relation Model, which will enable significant operations to be closed in the coming months.
Credit Markets
Credit Markets, which include origination and distribution of corporate loans or structured finance, bond and securitisation origination teams and asset and capital structuring, increased its client revenues 9% year-on-year.
In loans, Santander played a leading role in Europe and Latin America. Of note was its participation in financing DuPont’s $6,300 million acquisition of Danisco. In project finance, it participated in noteworthy operations in Brazil’s oil and gas sector and in financing gas distribution networks in Europe.
Strong activity in bonds in all countries, although weakening at the end of the first quarter because of market uncertainty. In Europe, Santander led some of the largest issues such as those of the Kingdom of Spain (EUR 6,000 million), Volkswagen (EUR 1,250 million at four years) and Pernod Ricard (EUR 1,000 million at seven years). All of this enabled Santander to continue to scale positions in bond league tables and reach an increasingly notable position in the primary markets. Of note in Latin American cross border was Santander’s leading role in the $6,000 million bond for Petrobras, the largest ever issue in Latin America.
Asset and capital structuring continued to increase its portfolio of clients in Europe and the Americas. In the asset segment, notable participation in two air transport sector operations (Air Nostrum in Europe as lease arranger, equity arranger and investor, and TAM in Brazil). Of note in capital structuring were new renewable energy operations in Italy, investment in a wind-power park in New Mexico (US) and the purchase of two solar energy parks in California.
Rates
This area, which restructured its businesses into three activities (FI sales, FI flow and FX), increased its client revenues 3% year-on-year and 12% over the average for 2010, benefiting from new investments.
Very good evolution in FI Sales (distribution of non-liquid interest rate and credit derivatives to institutional investors, large corporations and retail segment via the Group’s networks) which recorded strong year-on-year growth in revenues. All the big markets contributed to this and sales to corporate clients and mid-corp companies were strong.
FI Flow activity (distribution of corporate and government bonds and liquid interest rate, credit and inflation derivatives) was similar to that in the first quarter of 2010. Better evolution in Europe, both sales and management of books, offset the lower contribution of the books in Latin America (the first quarter of 2010 was the best).
Lastly, FX (trading activities and hedging of exchange rates and short-term money markets for the Group’s wholesale and retail clients) maintained its revenues, despite the fall in the books in Europe. Sales to clients by geographic areas were positive, particularly to corporate and institutions, and good management of books in Latin America.
Equities
Global equities (activities related to the equity markets and settlement) were 14% lower year-on-year. In general, and in a still volatile environment, the weak activity in sales added to the negative impact derived from the management of books.
The contribution of primary market operations was also lower, mainly in Latin America as Europe’s increased. Santander participated in the main origination operations in its core markets, both in Spain and Portugal as well as in Latin America. Of note was the largest placement of shares via block trades in Brazil for Grupo Brisa.
Lastly, demand by our clients for investment solutions and hedging was weak at the beginning of the year and picked up at the end of the first quarter.

FINANCIAL REPORT 2011 JANUARY — MARCH	51

INFORMATION BY SECONDARY SEGMENTS
ASSET MANAGEMENT AND INSURANCE
•	Despite strong preference for deposits/liquidity, total revenues accelerated. They accounted for 10% of the operating areas’ total.
•	Mutual and pension funds: the higher volumes begin to produce greater fee income.
•	Insurance: better evolution in the last few quarters, basically due to the growth in Latin America.
•	Strategic alliance with Zurich to boost the insurance offer in Latin America.
Attributable profit was 9.7% higher than in the first quarter of 2010 at EUR 119 million and 4.9% more than in the fourth quarter. It accounted for 4% of the operating areas’ total.
Strategy
Santander Asset Management continued in 2011 to develop a global conception of business based on the Group’s management capacities and the strength and knowledge of the market of local fund managers.
The streamlined range of products and merger of funds in various markets, the push given to the multimanager team to manage funds of funds and the progress made in the Luxembourg platform to distribute unified products are enabling further steps to be taken in this global view.
Santander Insurance also advanced in its global business model by launching units and businesses to respond to the needs of local networks and clients, while preserving a low risk profile model and one very efficient in its operations.
Santander agreed a strategic alliance in the first quarter with the insurer Zurich to strengthen bancassurance business in the Group’s five core markets in Latin America: Brazil, Mexico, Chile, Argentina and Uruguay. Santander will create a holding company for its insurers in the region, 51% controlled by Zurich and 49% by Santander.
This agreement combines Banco Santander’s distribution capacity with the leadership of Zurich in development and management of products. Santander will distribute bancassurance products in each country included in the agreement for 25 years, keeping 100% of revenues from fee income arising from product distribution.
Results
Gross income increased 18.7% year-on-year, spurred by the main lines, particularly insurance revenues. Also of note was the stability in fee income from funds compared to a drop in 2010. The 17.0% growth in operating expenses reflected the push given to strategic projects, which are key for business development. Net operating income was 19.5% higher year-on-year at EUR 202 million, growth which fed through to the rest of the income statement.
A broader view of the area’s total contribution to the Group includes revenues and profits without deducting the distribution fees recorded by Santander’s commercial networks. Total revenues generated amounted to EUR 1,135 million in the first quarter, 10% of the operating areas’ gross income and 20.1% higher year-on-year.
The total contribution to profit (income before taxes plus the fee income paid to the networks) was 20.1% more than in the same period of 2010 at EUR 1,038 million.
Asset management
The global area of Santander Asset Management posted an attributable profit of EUR 17 million, 17.1% lower than the first quarter of 2010 and due to flat revenues and higher costs from more investments.
The total revenues for the Group from mutual and pension funds, before distribution to the networks, amounted to EUR 310 million (-1.4% y-o-y) and its total contribution was EUR 265 million (-2.6%).
Volumes varied. They were weak in developed countries because of the strong preference for deposits and liquidity and stronger in Latin America and in recovering markets. Total managed assets stood at EUR 124,000 million, unchanged over March 2010.
The main developments by units and countries were as follows:
•
In traditional management of assets, mutual fund business, largely due to Latin America, especially Brazil, and the UK continued to perform well. The managed volume of funds, investment companies and pension plans was 0.3% higher year-on-year at EUR 119,000 million, and was concentrated in four large markets (Brazil, Spain, the UK and Mexico accounted for 91% of assets).

52	JANUARY — MARCH FINANCIAL REPORT 2011

INFORMATION BY SECONDARY SEGMENTS
Brazil kept up its good trend in net sales, making it the largest market for the Group. The good reception given to new guaranteed products for the retail segment and more stable markets led to faster growth in managed volumes (+15% y-o-y in reales to EUR 47,000 million).
The UK is another large market in expansion. Its retail balances at the end of March amounted to EUR 14,000 million (+18% in sterling), strongly backed by growth in the multimanager funds of funds.
In Spain, the preference of commercial and savings banks for on-balance sheet liquidity with attractive offers for savers led in 2011 to additional net reimbursements in the industry. In this environment, Santander Asset Management successfully focused on mixed and guaranteed funds. Of note were the EUR 700 million captured by the range of Select funds. All of this helped to keep the Group as the leader (17.2% market share, according to Inverco).
This focus, together with the evolution of markets, left the volume of assets under traditional management in Spain, including pension plans, at EUR 37,000 million, 19% less than in the first quarter of 2010 and 6% below the end of 2010.
Mexico benefited from the launch of new mixed and guaranteed funds and consolidated its volume at EUR 10,000 million (+6% y-o-y in pesos) and improved the mix of products.
In the rest of markets, Chile’s volume dropped 11% because of the push given to deposits. In Portugal, tensions in wholesale markets triggered a large shift of mutual funds (-27%) into deposits, while pension plans dropped 5%. Higher growth occurred in Argentina (+33% in pesos), above the rest of banking business.
•
In real estate fund management, Grupo Santander decided, for solely commercial reasons, to provide funds to Santander Banif Inmobiliario, by subscribing to new units and granting a two-year liquidity guarantee in order to meet any outstanding redemption claims. This measure ended the suspension of reimbursements and this fund is operating normally.

•
In alternative management, we continued to restructure funds and the structures of Optimal Investment Services, in line with the market’s current scant demand for this type of product and with the forced reduction in its managed assets.

•	In private equity (a product aimed at institutional clients that invest at very long term in unlisted companies) assets remained stable at around EUR 300 million.
Insurance
The global area of Santander Insurance posted an attributable profit in the first quarter of EUR 102 million, 16.1% more than in the same period of 2010. Higher revenues from the basic activities offset the bigger investment effort.
Insurance business generated for the Group total revenues (including fee income paid to the commercial networks) of EUR 825 million, 30.9% more than in 2010. The total contribution to profits (income before taxes of insurers and brokers plus fee income received by the networks) increased 30.7% to EUR 773 million.
The total volume of premium income increased 37% year-on-year due to the good evolution of protection insurance (+42%), which joined the recovery in savings insurance whose premium income rose 36% after falls in 2010.
Continental Europe contributed 38% of the area’s total and maintained its contribution (+0.1%), with good performance of consumer business (SCF) and weak evolution in Spain and Portugal. Excluding consumer business, Spain reduced its contribution (EUR 111 million, -4%), although less than in 2010. The reasons for this were the greater contribution from protection insurance and new placements in savings-investment. Portugal’s contribution, however, declined (-19% to EUR 31 million) because of the lower contribution of savings-investment business resulting from the shift into deposits.
Santander Consumer Finance maintained its pace of selling insurance, adjusting the degree of penetration to the activity and generation of credits in each market. Its total contribution was EUR 150 million, up 8% year-on-year.
The UK’s total contribution was EUR 43 million, 9% less in sterling. The greater demand for mutual funds reduced the placement of savings-insurance, which was not offset by increases in other products such as cards.
Latin America increased its total contribution in the first quarter by 60% year-on-year to EUR 429 million, excluding the exchange rate impact (55% of the area’s total). The greater efficiency in selling via the banking networks and other channels, together with the development of simple products independent of loans, pushed up the region’s activity and results.
Of note was Brazil, which increased its contribution in the first quarter by 64% year-on-year Growth was also good in Mexico and Chile (+55% and +59% respectively). All in local currency.
Sovereign, which is installing its insurance model, increased its total contribution in the first quarter (EUR 9 million and +34% in dollars), mainly due to commissions from distribution of savings-insurance.
ASSET MANAGEMENT AND INSURANCE. INCOME STATEMENT
Million euros

	Gross		Net operating		Attributable
	income		income		profit to the Group
	Q1’11	Var (%)	Q1’11	Var (%)	Q1’11	Var (%)

Mutual funds	67	4.0	27	(5.7)	15	(14.4)
Pension funds	5	(21.7)	2	(37.4)	2	(35.6)
Insurance	216	25.7	173	26.4	102	16.1

Total Asset Management and Insurance	288	18.7	202	19.5	119	9.7

FINANCIAL REPORT 2011 JANUARY — MARCH	53

CORPORATE GOVERNANCE
CORPORATE GOVERNANCE
Transparency
On April 8, 2011 the Bank published the 2010 Annual Report of Grupo Santander together with the reports of the audit and compliance and appointments and remuneration committees.
The management report for 2010 contains the full text of the annual report on corporate governance, which was drawn up in accordance with Law 26/2003, Ministerial Order ECO/3722/2003 and Circular 4/2007 of December 27, 2007 of the National Securities Market Commission.
These reports inform shareholders of the main activities of the board and of its committees, particularly the audit and compliance and appointments and remuneration committees in 2010, making available very detailed information about the rules and procedures on which the Bank’s corporate governance model is based in a year that reflected the strategic importance for the board of transparent information.
Regarding the rules and procedures on good governance, the Annual Report announced the reduction from five to three years in the mandate of directors and the presentation at the next AGM, under various points of the agenda, of the annual accounts and social management of the Bank and of its consolidated group for 2010.
Remuneration policy
One of the main features of the remuneration policy in 2010 was the board’s agreement to maintain, for the second year running, the annual payment for its members for exercising their functions of supervision and collegiate decision with the same amounts as the previous year. There has been no change in these amounts since 2008.
The report of the appointments and remuneration committee includes the report on the remuneration policy for directors, which was drawn up again with advice from the specialized firm of Towers Watson.
This report explains the Group’s response to the changes in the remuneration environment, including European directive 2010/76/EU of November 24, which changed the regime which subjects remuneration policies to supervision, and the guide on the remuneration policies and practices of the Committee of European Banking Supervisors (CEBS), published on December 10, 2010, which introduced a more demanding scenario than that resulting from the standards on remuneration issued by the Financial Stability Board at the end of 2009.
In line with the best international practices, the board will submit to shareholders at the next AGM, for the second time, the report on the remuneration policy for directors, as a separate item on the agenda and on a consultative basis.

54	JANUARY — MARCH FINANCIAL REPORT 2011

SIGNIFICANT EVENTS IN THE QUARTER
SIGNIFICANT EVENTS IN THE QUARTER AND SUBSEQUENT ONES
Acquisition of Bank Zachodni WBK
On February 7, 2011, a takeover bid was announced in Poland for 100% of the Polish entity Bank Zachodni WBK (BZ WBK), which Allied Irish Bank (AIB), owner of 70.36% of BZ WBK, is obliged to accept, by virtue of the agreement entered into with Banco Santander in September 2010.
On February 18, 2011, a notice of non-opposition was received from the Polish financial regulator — KNF — to the Group’s acquisition of a significant stake.
When the acceptance period ended on March 25, shares representing 95.67% of BZ WBK’s capital had been tendered, resulting in a payment of EUR 3,989 million.
The tender offer was settled on April 1. In addition, on the same date, as had been announced, Santander acquired the 50% stake that AIB had in BZ WBK Asset Management for EUR 150 million in cash.
Agreement with Zurich Financial Services
On February 22, 2011 Banco Santander and the insurance company Zurich Financial Services Group entered into an agreement to create a strategic alliance that will boost Grupo Santander’s bancassurance business in five key Latin American markets: Brazil, Chile, Mexico, Argentina and Uruguay.
Santander will create a holding company for the insurance “factories” in Latin America. Zurich will acquire 51% of the share capital and will be responsible for managing the companies. Santander will own 49% of the share capital of the holding company and will enter into a distribution agreement for the sale of insurance products in each country for 25 years. Santander will keep 100% of the revenues from fee income arising from product distribution. The closing of this operation is subjected to final documentation and to the relevant authorisations by regulators.
The operation values the insurance business of the operation at $4,100 million including the earn-out.
Once the operation is completed, capital gains of $1,200 million will be generated and used to strengthen the Bank’s balance sheet.
Sale of 1.9% of Banco Santander Chile
On February 17 shares representing 1.9% of the capital of Banco Santander Chile were sold for $291 million. The operation generated around EUR 110 million of capital gains, which were all incorporated to reserves. After the operation, the stake in Banco Santander Chile was 75% .
Real estate fund
On December 3, 2010 Grupo Santander decided, for purely commercial reasons, to provide funds to Santander Banif Inmobiliario, FII (the Fund) by subscribing to new units and granting a two-year liquidity guarantee in order to meet any outstanding redemption claims and avoid winding up the Fund. The Group offered unitholders of the Fund the possibility, before February 16, 2011, to submit new requests for the total or partial redemption of their units or the total or partial revocation of any redemption requests that they had previously submitted and had not been met. This Fund, managed by the Group entity Santander Real Estate, S.G.I.I.C. S. A. had been suspended for two years in February 2009, in accordance with the request filed with the Spanish National Securities Market Commission (CNMV), due to the lack of sufficient liquidity to meet the redemptions requested at that date.
On March 1, 2011, the Group paid the full amount of the redemptions requested by the Fund’s unitholders, i.e. EUR 2,501 million (93.01% of the Fund’s net assets), through the subscription of the related units by the Group at their redemption value at February 28, 2011.
Following the aforementioned acquisition, the Group owns 96.62% of the said Fund. Furthermore, the suspension of redemptions was lifted from said date and the Fund is operating normally.
Dividends
The Bank’s executive committee agreed at its meeting on January 13, 2011 to apply the Santander Dividendo Elección programme (scrip dividend) on the dates on which the third interim dividend is traditionally paid, whereby shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was EUR 0.117 per share, in shares or cash(1). Accordingly, an amount equal to the third interim dividend was paid in part in February 2011 in the form of a cash payment of EUR 129 million and the remainder through the delivery of bonus shares valued at EUR 845 million.
On February 3, 2011, the Bank announced the payment of the fourth dividend for 2010 for a gross amount of EUR 0.228766 per share, which will be paid as of May 1. With this dividend, which will be the final dividend if the proposed distribution of profit to be submitted to shareholders at the general meeting is approved, the total remuneration per share for 2010 is EUR 0.60 and the total remuneration distributed to shareholders is EUR 4,999 million.

(1)	The options, periods and procedures indicated can present special features for owners of Santander shares in various foreign stock markets where the Bank is listed.

FINANCIAL REPORT 2011 JANUARY — MARCH	55

CORPORATE SOCIAL RESPONSIBILITY
CORPORATE SOCIAL RESPONSIBILITY
Grupo Santander continued in the first quarter of 2011 to develop new initiatives within its commitment to corporate social responsibility. The main ones were:
Santander Universities
Banco Santander maintains a firm and unique commitment to higher education, as it is convinced this is the best way to contribute to the economic and social development of communities. The Group’s investment in 2010 amounted to more than EUR 100 million.
In line with this strategic alliance with more than 900 universities in the world, Banco Santander signed cooperation agreements with two of the most prestigious universities in the US: Yale and Columbia.
Santander Universities, through these agreements, will support the World Leadership of Yale University programme to train the future leaders of emerging countries and the Yale International Travel programme, which includes scholarships for summer courses and for Arab and European languages. At Columbia University, Santander will sponsor the Competitive Entrepreneurs for Latin America programme, which aims to prepare university business people and increase their knowledge of innovation, efficiency, sustainable growth and internationalisation,
Banco Santander, the Ministry of Education in Spain and the Emprendia Network (Latin American university network for the incubation of companies, part of Universia) signed a pioneering agreement to foster entrepreneurs. This initiative will grant aid for the hiring of teachers who can help to create technology-based companies. Emprendia will advice them on how to draw up plans for companies, analyse their financial needs and identify possible ways for their internationalisation.
Lastly, Santander Universities sponsored the Pasqual Maragall Chair of Economy and Territory at Barcelona University. Its objective is to promote research in the field of the economy and territory, which is of increasing interest to academics.
Social actions
Banco Santander and Unicef signed in February a global cooperation agreement that will be the starting point of Santander Committed Volunteers, a corporate volunteering programme which will begin to be developed in Spain and then extended to other countries. The aim is to foster children’s education in the countries where the Bank operates. It will also help to reinforce the corporate culture and motivate employees. Over the next two years, the Bank’s professionals will support, through various initiatives, a project that Unicef manages in the state of Oaxaca (Mexico).
For the second year running, Santander Global Banking & Markets Europe dedicated the amount assigned to corporate presents to customers (EUR 105,000) to five NGOs: Cáritas, Red Cross, AECC, Fundación Pequeño Deseo and África Directo for various projects.
In March, Banco Santander launched in Spain a new edition of programme for social projects. The Bank’s employees present initiatives of a solidarity nature, which will be financed equally by them through the Euros de tu nómina programme and by the Bank. More than 260 projects were presented and three winners chosen: the Fundación Asión, with a physiotherapy project for children with cancer; Aldeas Infantiles, with programmes to help families with problems and Fundación Vicente Ferrer, with initiatives that enable children from the poorest communities to go to school.
As part of the strategy of financial and social inclusion, Santander Brazil and the Grameen Trust, one of the companies of the Grameen Bank Group, launched a new programme of microcredit’s for low-income entrepreneurs who have no access to the financial system. Santander began to offer these loans eight years ago in Sao Paulo, and since then it has supported more than 200,000 small businessmen with loans totalling EUR 355 million.
The environment
In accordance with its active policy of protecting and preserving the environment, Banco Santander calculated the emissions derived from the consumption of fuel, energy and paper generated by the annual convention of executives in February at Grupo Santander City. These emissions were compensated by the Floresta project developed by the Bank in Brazil, which consisted of reforesting in the states of Sao Paulo and Paraná.
Santander Global Facilities in the UK launched the “Go Green” environmental campaign to make its environmental practices better known. The aim is to make employees aware of the effects of climate change and apply simple measures to reduce spending and energy consumption.
Santander Brazil, together with the Portuguese company Mertifer Renewables, will develop four wind-power parks in the north east of Brazil, which will produce 90 MW of electricity. Two of them will be built in the state of Ceará (in Traití and Amontada) and the rest in Río Grande do Norte (in Areia Branca). The Bank will contribute BRL 100 million to this project. The total investment in the wind-power parks will be BRL 400 million.
Banco Santander Foundation
Under its strategic commitment to support culture and science, the Banco Santander Foundation and the National Centre of Oncological Research signed an agreement for young British scientists to carry out their postdoctoral studies in Spain and conduct new research in the fight against cancer. This agreement fosters Spanish-British exchange of knowledge in the scientific field and attracts international talent.
In culture, the Foundation presented at the Santander Gallery in Grupo Santander City the exhibition “Espíritu y Espacio” drawn from the Sandretto Re Rebaudengo collection. This collection was created by Patrizia Sandretto Re Rebaudengo at the beginning of the 1990s and brought together artists before they became well known. The collection has almost 2,000 works from the 1980s until much more recently.

56	JANUARY — MARCH FINANCIAL REPORT 2011

Investor Relations Ciudad Grupo Santander Edificio Pereda. 1st floor Avda de Cantabria. s/n 28660 Boadilla del Monte Madrid (Spain) Tel: 34 (91) 259 65 14 / 34 (91) 259 65 20 Fax: 34 (91) 257 02 45 e-mail: investor@gruposantander,com Legal Head Office: Paseo Pereda. 9-12, Santander (Spain) Teléfono: 34 (942) 20 61 00 Operational Head Office: Ciudad Grupo Santander Avda, de Cantabria. s/n 28660 Boadilla del Monte, Madrid (Spain)

Item 2
Key consolidated data

			Variation
	Q1 ’11	Q1 ’10	Amount	%	2010
Balance sheet (million euros)
Total assets	1,208,563	1,142,360	66,203	5.8	1,217,501
Net customer loans	713,871	683,149	30,721	4.5	724,154
Customer deposits	620,774	537,028	83,745	15.6	616,376
Customer funds under management	984,668	931,699	52,969	5.7	985,269
Shareholders’ equity	77,590	71,977	5,613	7.8	75,273
Total managed funds	1,350,922	1,284,065	66,858	5.2	1,362,289

Income statement (million euros)
Net interest income	7,514	7,122	392	5.5	29,224
Gross income	10,852	10,260	592	5.8	42,049
Net operating income	6,029	5,997	32	0.5	23,853
Profit from continuing operations	2,355	2,439	(84)	(3.4)	9,129
Attributable profit to the Group	2,108	2,215	(107)	(4.8)	8,181

EPS, profitability and efficiency (%)
EPS (euro)	0.2367	0.2491	(0.0124)	(5.0)	0.9203
Diluted EPS (euro)	0.2349	0.2475	(0.0126)	(5.1)	0.9141
ROE	11.37	12.94			11.80
ROA	0.78	0.86			0.76
RoRWA	1.59	1.72			1.55
Efficiency ratio (with amortisations)	44.4	41.5			43.3

BIS II ratios and NPL ratios (%)
Core capital	9.66	8.79			8.80
Tier I	10.93	10.28			10.02
BIS ratio	13.74	14.02			13.11
NPL ratio	3.61	3.34			3.55
NPL coverage	71	74			73

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,440	8,229	211	2.6	8,329
Share price (euros)	8.192	9.840	(1.648)	(16.7)	7.928
Market capitalisation (million euros)	69,143	80,972	(11,829)	(14.6)	66,033
Book value (euro)	8.72	8.28			8.58
Price / Book value (X)	0.94	1.19			0.92
P/E ratio (X)	8.65	9.88			8.61

Other data
Number of shareholders	3,149,422	3,094,403	55,019	1.8	3,202,324
Number of employees	181,413	169,924	11,489	6.8	178,869
Continental Europe	54,919	50,206	4,713	9.4	54,518
o/w: Spain	33,707	33,253	454	1.4	33,694
United Kingdom	25,656	22,836	2,820	12.3	23,649
Latin America	89,841	86,576	3,265	3.8	89,526
Sovereign	8,709	8,503	206	2.4	8,647
Corporate Activities	2,288	1,803	485	26.9	2,529
Number of branches	14,179	13,682	497	3.6	14,082
Continental Europe	6,151	5,875	276	4.7	6,063
o/w: Spain	4,794	4,866	(72)	(1.5)	4,848
United Kingdom	1,412	1,328	84	6.3	1,416
Latin America	5,895	5,757	138	2.4	5,882
Sovereign	721	722	(1)	(0.1)	721

Note:
The financial information in this report has not been audited, but it was approved by the Board of Directors at its meeting on April, 25 2011, following a favourable report from the Audit and Compliance Committee on April, 19 2011. The Committee verified that the information for the quarter was based on the same principles and practices as those used to draw up the annual financial statements.

Income statement
Million euros

			Variation			Variation
	Q1 ’11	Q1 ’10	Amount	%	Q4 ’10	Amount	%

Net interest income	7,514	7,122	392	5.5	7,329	185	2.5

Dividends	40	47	(7)	(15.2)	111	(71)	(63.8)
Income from equity-accounted method	5	3	2	64.8	4	1	33.0
Net fees	2,595	2,326	269	11.5	2,445	150	6.1
Gains (losses) on financial transactions	657	724	(67)	(9.2)	715	(59)	(8.2)
Other operating income/expenses	41	38	3	9.2	9	32	350.3

Gross income	10,852	10,260	592	5.8	10,613	239	2.3

Operating expenses	(4,824)	(4,263)	(561)	13.2	(4,698)	(125)	2.7
General administrative expenses	(4,314)	(3,812)	(502)	13.2	(4,168)	(146)	3.5
Personnel	(2,521)	(2,182)	(339)	15.5	(2,421)	(100)	4.1
Other general administrative expenses	(1,792)	(1,629)	(163)	10.0	(1,746)	(46)	2.6
Depreciation and amortisation	(510)	(451)	(59)	13.1	(531)	21	(3.9)

Net operating income	6,029	5,997	32	0.5	5,915	114	1.9

Net loan-loss provisions	(2,188)	(2,436)	249	(10.2)	(2,404)	216	(9.0)
Impairment losses on other assets	(48)	(57)	9	(16.0)	(310)	263	(84.7)
Other income	(550)	(331)	(219)	66.3	(16)	(534)	—

Profit before taxes	3,243	3,173	70	2.2	3,186	58	1.8

Tax on profit	(888)	(734)	(154)	21.0	(874)	(14)	1.6

Profit from continuing operations	2,355	2,439	(84)	(3.4)	2,311	44	1.9

Net profit from discontinued operations	(6)	(12)	6	(50.9)	(10)	4	(41.2)

Consolidated profit	2,349	2,427	(78)	(3.2)	2,301	48	2.1

Minority interests	241	212	29	13.6	201	40	20.0

Attributable profit to the Group	2,108	2,215	(107)	(4.8)	2,101	8	0.4

EPS (euros)	0.2367	0.2491	(0.0124)	(5.0)	0.2363	0.0004	0.2

Diluted EPS (euros)	0.2349	0.2475	(0.0126)	(5.1)	0.2347	0.0002	0.1

Pro memoria:
Average total assets	1,210,814	1,122,809	88,005	7.8	1,227,112	(16,298)	(1.3)
Average shareholders’ equity	74,152	68,450	5,703	8.3	70,057	4,095	5.8

Quarterly
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11

Net interest income	7,122	7,378	7,396	7,329	7,514

Dividends	47	144	60	111	40
Income from equity-accounted method	3	5	5	4	5
Net fees	2,326	2,483	2,481	2,445	2,595
Gains (losses) on financial transactions	724	567	599	715	657
Other operating income/expenses	38	38	22	9	41

Gross income	10,260	10,614	10,563	10,613	10,852

Operating expenses	(4,263)	(4,548)	(4,687)	(4,698)	(4,824)
General administrative expenses	(3,812)	(4,070)	(4,206)	(4,168)	(4,314)
Personnel	(2,182)	(2,317)	(2,408)	(2,421)	(2,521)
Other general administrative expenses	(1,629)	(1,753)	(1,798)	(1,746)	(1,792)
Depreciation and amortisation	(451)	(478)	(481)	(531)	(510)

Net operating income	5,997	6,066	5,876	5,915	6,029

Net loan-loss provisions	(2,436)	(2,483)	(2,935)	(2,404)	(2,188)
Impairment losses on other assets	(57)	(63)	(41)	(310)	(48)
Other income	(331)	(362)	(364)	(16)	(550)

Profit before taxes	3,173	3,158	2,535	3,186	3,243

Tax on profit	(734)	(680)	(634)	(874)	(888)

Profit from continuing operations	2,439	2,477	1,901	2,311	2,355

Net profit from discontinued operations	(12)	(1)	(4)	(10)	(6)

Consolidated profit	2,427	2,476	1,897	2,301	2,349

Minority interests	212	246	262	201	241

Attributable profit to the Group	2,215	2,230	1,635	2,101	2,108

EPS (euros)	0.2491	0.2510	0.1839	0.2363	0.2367

Diluted EPS (euros)	0.2475	0.2494	0.1825	0.2347	0.2349

Exchange rates: 1 euro / currency parity

	Average (income statement)		Period-end (balance sheet)
	Q1 ’11	Q1 ’10	31.03.11	31.12.10	31.03.10

US$	1.3672	1.3820	1.4207	1.3362	1.3479
Pound sterling	0.8537	0.8874	0.8837	0.8608	0.8898
Brazilian real	2.2789	2.4900	2.3058	2.2177	2.4043
New Mexican peso	16.4943	17.6375	16.9276	16.5475	16.6573
Chilean peso	658.8955	717.4219	683.1436	625.2748	708.9280
Argentine peso	5.4932	5.3075	5.7528	5.3074	5.2204

Net fees
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%

Fees from services	1,489	1,307	182	13.9
Mutual & pension funds	307	311	(5)	(1.5)
Securities and custody	162	211	(49)	(23.1)
Insurance	637	497	140	28.3

Net fee income	2,595	2,326	269	11.5

Operating expenses
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%

Personnel expenses	2,521	2,182	339	15.5
General expenses	1,792	1,629	163	10.0
Information technology	238	213	25	11.7
Communications	174	161	12	7.6
Advertising	143	137	6	4.7
Buildings and premises	404	363	41	11.2
Printed and office material	41	39	3	6.6
Taxes (other than profit tax)	94	79	15	18.4
Other expenses	698	637	62	9.7

Personnel and general expenses	4,314	3,812	502	13.2

Depreciation and amortisation	510	451	59	13.1

Total operating expenses	4,824	4,263	561	13.2

Net loan-loss provisions
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%

Non performing loans	2,569	2,701	(131)	(4.9)
Country-risk	3	(3)	6	—
Recovery of written-off assets	(384)	(261)	(123)	47.3

Total	2,188	2,436	(249)	(10.2)

Balance sheet
Million euros

			Variation
	31.03.11	31.03.10	Amount	%	31.12.10
Assets
Cash on hand and deposits at central banks	86,006	48,394	37,612	77.7	77,785
Trading portfolio	148,138	146,999	1,139	0.8	156,762
Debt securities	55,426	58,256	(2,831)	(4.9)	57,871
Customer loans	2,080	1,946	135	6.9	755
Equities	8,146	8,761	(615)	(7.0)	8,850
Trading derivatives	62,509	71,637	(9,127)	(12.7)	73,069
Deposits from credit institutions	19,976	6,399	13,578	212.2	16,216
Other financial assets at fair value	41,907	34,311	7,596	22.1	39,480
Customer loans	6,892	8,369	(1,477)	(17.6)	7,777
Other (deposits at credit institutions, debt securities and equities)	35,014	25,942	9,073	35.0	31,703
Available-for-sale financial assets	85,125	87,587	(2,462)	(2.8)	86,235
Debt securities	78,741	80,189	(1,448)	(1.8)	79,689
Equities	6,384	7,398	(1,014)	(13.7)	6,546
Loans	760,084	742,569	17,515	2.4	768,858
Deposits at credit institutions	47,414	55,809	(8,395)	(15.0)	44,808
Customer loans	704,898	672,834	32,064	4.8	715,621
Debt securities	7,772	13,926	(6,154)	(44.2)	8,429
Investments	275	167	108	64.6	273
Intangible assets and property and equipment	17,041	12,000	5,042	42.0	14,584
Goodwill	23,856	23,602	254	1.1	24,622
Other	46,132	46,732	(599)	(1.3)	48,901

Total assets	1,208,563	1,142,360	66,203	5.8	1,217,501

Liabilities and shareholders’ equity
Trading portfolio	130,191	117,807	12,383	10.5	136,772
Customer deposits	7,838	4,116	3,722	90.4	7,849
Marketable debt securities	1,207	460	747	162.3	365
Trading derivatives	63,746	68,427	(4,682)	(6.8)	75,279
Other	57,400	44,804	12,596	28.1	53,279
Other financial liabilities at fair value	52,786	43,244	9,543	22.1	51,020
Customer deposits	30,836	17,316	13,520	78.1	27,142
Marketable debt securities	5,203	6,246	(1,043)	(16.7)	4,278
Due to central banks and credit institutions	16,747	19,682	(2,934)	(14.9)	19,600
Financial liabilities at amortized cost	898,476	850,157	48,319	5.7	898,969
Due to central banks and credit institutions	80,790	73,841	6,949	9.4	79,537
Customer deposits	582,100	515,596	66,504	12.9	581,385
Marketable debt securities	187,861	204,019	(16,158)	(7.9)	188,229
Subordinated debt	26,431	34,740	(8,309)	(23.9)	30,475
Other financial liabilities	21,293	21,961	(668)	(3.0)	19,343
Insurance liabilities	10,453	13,905	(3,452)	(24.8)	10,449
Provisions	15,142	17,906	(2,764)	(15.4)	15,660
Other liability accounts	21,762	23,709	(1,946)	(8.2)	23,717

Total liabilities	1,128,810	1,066,728	62,082	5.8	1,136,586

Shareholders’ equity	77,590	71,977	5,613	7.8	77,334
Capital stock	4,220	4,114	106	2.6	4,165
Reserves	74,592	69,769	4,823	6.9	66,258
Attributable profit to the Group	2,108	2,215	(107)	(4.8)	8,181
Less: dividends	(3,330)	(4,122)	792	(19.2)	(1,270)
Equity adjustments by valuation	(3,813)	(1,992)	(1,821)	91.4	(2,315)
Minority interests	5,976	5,647	329	5.8	5,896

Total equity	79,753	75,632	4,121	5.4	80,914

Total liabilities and equity	1,208,563	1,142,360	66,203	5.8	1,217,501

Balance sheet
Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Assets
Cash on hand and deposits at central banks	48,394	61,056	69,183	77,785	86,006
Trading portfolio	146,999	162,540	180,566	156,762	148,138
Debt securities	58,256	65,521	58,085	57,871	55,426
Customer loans	1,946	1,061	612	755	2,080
Equities	8,761	6,707	7,746	8,850	8,146
Trading derivatives	71,637	85,357	93,855	73,069	62,509
Deposits from credit institutions	6,399	3,895	20,267	16,216	19,976
Other financial assets at fair value	34,311	34,029	41,611	39,480	41,907
Customer loans	8,369	12,201	9,446	7,777	6,892
Other (deposits at credit institutions, debt securities and equities)	25,942	21,827	32,166	31,703	35,014
Available-for-sale financial assets	87,587	85,908	83,191	86,235	85,125
Debt securities	80,189	78,360	76,477	79,689	78,741
Equities	7,398	7,547	6,714	6,546	6,384
Loans	742,569	787,512	773,021	768,858	760,084
Deposits at credit institutions	55,809	61,514	58,045	44,808	47,414
Customer loans	672,834	714,619	705,584	715,621	704,898
Debt securities	13,926	11,378	9,392	8,429	7,772
Investments	167	200	283	273	275
Intangible assets and property and equipment	12,000	12,837	12,969	14,584	17,041
Goodwill	23,602	25,345	23,928	24,622	23,856
Other	46,732	50,597	50,959	48,901	46,132

Total assets	1,142,360	1,220,024	1,235,712	1,217,501	1,208,563

Liabilities and shareholders’ equity
Trading portfolio	117,807	139,091	157,895	136,772	130,191
Customer deposits	4,116	4,081	5,567	7,849	7,838
Marketable debt securities	460	512	380	365	1,207
Trading derivatives	68,427	82,940	94,292	75,279	63,746
Other	44,804	51,557	57,656	53,279	57,400
Other financial liabilities at fair value	43,244	37,922	48,942	51,020	52,786
Customer deposits	17,316	23,691	29,074	27,142	30,836
Marketable debt securities	6,246	6,767	7,918	4,278	5,203
Deposits at credit institutions	19,682	7,464	11,951	19,600	16,747
Financial liabilities at amortized cost	850,157	911,636	902,505	898,969	898,476
Due to central banks and credit institutions	73,841	80,124	82,468	79,537	80,790
Customer deposits	515,596	567,527	566,653	581,385	582,100
Marketable debt securities	204,019	205,144	200,138	188,229	187,861
Subordinated debt	34,740	35,497	32,287	30,475	26,431
Other financial liabilities	21,961	23,343	20,959	19,343	21,293
Insurance liabilities	13,905	10,002	6,527	10,449	10,453
Provisions	17,906	16,942	16,756	15,660	15,142
Other liability accounts	23,709	26,014	26,827	23,717	21,762

Total liabilities	1,066,728	1,141,606	1,159,453	1,136,586	1,128,810

Shareholders’ equity	71,977	73,034	73,753	77,334	77,590
Capital stock	4,114	4,114	4,114	4,165	4,220
Reserves	69,769	65,587	64,672	66,258	74,592
Attributable profit to the Group	2,215	4,445	6,080	8,181	2,108
Less: dividends	(4,122)	(1,113)	(1,113)	(1,270)	(3,330)
Equity adjustments by valuation	(1,992)	(749)	(2,866)	(2,315)	(3,813)
Minority interests	5,647	6,133	5,372	5,896	5,976

Total equity	75,632	78,418	76,259	80,914	79,753

Total liabilities and equity	1,142,360	1,220,024	1,235,712	1,217,501	1,208,563

Customer loans
Million euros

			Variation
	31.03.11	31.03.10	Amount	%	31.12.10

Public sector	12,340	10,372	1,968	19.0	12,137
Other residents	210,430	220,327	(9,897)	(4.5)	217,497
Commercial bills	9,320	9,918	(598)	(6.0)	11,146
Secured loans	124,610	127,747	(3,137)	(2.5)	127,472
Other loans	76,500	82,663	(6,163)	(7.5)	78,879
Non-resident sector	510,246	470,620	39,626	8.4	514,217
Secured loans	309,769	292,133	17,636	6.0	311,048
Other loans	200,476	178,487	21,990	12.3	203,168

Gross customer loans	733,016	701,319	31,697	4.5	743,851

Loan-loss allowances	19,145	18,170	976	5.4	19,697

Net customer loans	713,871	683,149	30,721	4.5	724,154

Pro memoria: Doubtful loans	27,871	25,059	2,811	11.2	27,908
Public sector	44	21	24	113.4	42
Other residents	12,539	10,367	2,171	20.9	12,106
Non-resident sector	15,287	14,671	617	4.2	15,759

Customer loans
Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11

Public sector	10,372	11,863	12,054	12,137	12,340
Other residents	220,327	224,195	217,421	217,497	210,430
Commercial bills	9,918	10,193	10,203	11,146	9,320
Secured loans	127,747	129,348	128,360	127,472	124,610
Other loans	82,663	84,654	78,858	78,879	76,500
Non-resident sector	470,620	510,688	505,753	514,217	510,246
Secured loans	292,133	319,425	307,683	311,048	309,769
Other loans	178,487	191,263	198,070	203,168	200,476

Gross customer loans	701,319	746,746	735,227	743,851	733,016

Loan-loss allowances	18,170	18,864	19,586	19,697	19,145

Net customer loans	683,149	727,882	715,642	724,154	713,871

Pro memoria: Doubtful loans	25,059	26,745	26,659	27,908	27,871
Public sector	21	42	33	42	44
Other residents	10,367	10,833	11,232	12,106	12,539
Non-resident sector	14,671	15,871	15,394	15,759	15,287

Credit risk management *
Million euros

			Variation
	31.03.11	31.03.10	Amount		%	31.12.10

Non-performing loans	28,494	25,512	2,983		11.7	28,522
NPL ratio (%)	3.61	3.34	0.27 p.			3.55
Loan-loss allowances	20,124	18,898	1,225		6.5	20,748
Specific	14,992	12,219	2,773		22.7	14,901
Generic	5,132	6,679	(1,547)		(23.2)	5,846
NPL coverage (%)	71	74	(3 p.	)		73
Credit cost (%) **	1.51	1.58	(0.07 p.	)		1.56

Ordinary non-performing and doubtful loans ***	17,987	15,807	2,180		13.8	18,061
NPL ratio (%) ***	2.31	2.10	0.21 p.			2.28
NPL coverage (%) ***	112	120	(8 p.	)		115

*	Excluding country-risk

**	Net specific allowance / computable assets

***	Excluding mortgage guarantees

Note:	NPL ratio: Non-performing loans / computable assets

Credit risk management *

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11

Non-performing loans	25,512	27,325	27,195	28,522	28,494
NPL ratio (%)	3.34	3.37	3.42	3.55	3.61
Loan-loss allowances	18,898	19,911	20,490	20,748	20,124
Specific	12,219	13,232	14,008	14,901	14,992
Generic	6,679	6,679	6,482	5,846	5,132
NPL coverage (%)	74	73	75	73	71
Credit cost (%) **	1.58	1.60	1.65	1.56	1.51

*	Excluding country-risk

**	Net specific allowance / computable assets
Non-performing loans by quarter
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11

Balance at beginning of period	24,554	25,512	27,325	27,195	28,522
Net additions	3,423	3,389	2,895	3,771	3,112
Increase in scope of consolidation	—	—	254	3	186
Exchange differences	420	1,307	(1,060)	480	(558)
Write-offs	(2,885)	(2,884)	(2,219)	(2,926)	(2,767)

Balance at period-end	25,512	27,325	27,195	28,522	28,494

Customer funds under management
Million euros

			Variation
	31.03.11	31.03.10	Amount	%	31.12.10

Public sector	8,640	16,438	(7,798)	(47.4)	9,655
Other residents	163,246	130,262	32,984	25.3	161,096
Demand deposits	71,018	62,678	8,339	13.3	67,077
Time deposits	78,500	53,398	25,102	47.0	81,145
REPOs	13,729	14,185	(456)	(3.2)	12,873
Non-resident sector	448,888	390,329	58,559	15.0	445,625
Demand deposits	211,861	202,484	9,377	4.6	210,490
Time deposits	197,313	162,273	35,040	21.6	197,590
REPOs	31,401	21,738	9,662	44.4	30,623
Public Sector	8,312	3,833	4,479	116.9	6,922

Customer deposits	620,774	537,028	83,745	15.6	616,376

Debt securities	194,271	210,725	(16,454)	(7.8)	192,872
Subordinated debt	26,431	34,740	(8,309)	(23.9)	30,475

On-balance-sheet customer funds	841,476	782,493	58,983	7.5	839,723

Mutual funds	112,817	110,797	2,020	1.8	113,510
Pension funds	10,916	11,215	(299)	(2.7)	10,965
Managed portfolios	18,626	19,693	(1,067)	(5.4)	20,314
Savings-insurance policies	833	7,501	(6,668)	(88.9)	758

Other customer funds under management	143,192	149,206	(6,013)	(4.0)	145,547

Customer funds under management	984,668	931,699	52,969	5.7	985,269

Mutual funds
Million euros

			Variation
	31.03.11	31.03.10	Amount	%	31.12.10

Spain	31,974	40,271	(8,297)	(20.6)	34,310
Portugal	3,051	4,158	(1,107)	(26.6)	3,209
United Kingdom	14,204	11,923	2,282	19.1	14,369
Latin America	63,588	54,446	9,142	16.8	61,621

Total	112,817	110,797	2,020	1.8	113,510

Pension funds
Million euros

			Variation
	31.03.11	31.03.10	Amount	%	31.12.10

Spain	9,602	9,826	(224)	(2.3)	9,650
Portugal	1,314	1,389	(75)	(5.4)	1,315

Total	10,916	11,215	(299)	(2.7)	10,965

Customer funds under management
Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11

Public sector	16,438	10,988	11,935	9,655	8,640
Other residents	130,262	158,277	157,895	161,096	163,246
Demand deposits	62,678	67,025	66,505	67,077	71,018
Time deposits	53,398	77,141	81,300	81,145	78,500
REPOs	14,185	14,111	10,090	12,873	13,729
Non-resident sector	390,329	426,034	431,463	445,625	448,888
Demand deposits	202,484	216,787	206,923	210,490	211,861
Time deposits	162,273	173,737	190,920	197,590	197,313
REPOs	21,738	27,734	27,303	30,623	31,401
Public Sector	3,833	7,776	6,317	6,922	8,312

Customer deposits	537,028	595,300	601,293	616,376	620,774

Debt securities	210,725	212,424	208,435	192,872	194,271
Subordinated debt	34,740	35,497	32,287	30,475	26,431

On-balance-sheet customer funds	782,493	843,220	842,016	839,723	841,476

Mutual funds	110,797	113,668	107,833	113,510	112,817
Pension funds	11,215	10,662	10,865	10,965	10,916
Managed portfolios	19,693	21,539	20,726	20,314	18,626
Savings-insurance policies	7,501	4,685	2,755	758	833

Other customer funds under management	149,206	150,554	142,179	145,547	143,192

Customer funds under management	931,699	993,774	984,195	985,269	984,668

Mutual funds
Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11

Spain	40,271	38,395	38,257	34,310	31,974
Portugal	4,158	3,524	3,496	3,209	3,051
United Kingdom	11,923	13,203	13,704	14,369	14,204
Latin America	54,446	58,546	52,377	61,621	63,588

Total	110,797	113,668	107,833	113,510	112,817

Pension funds
Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11

Spain	9,826	9,425	9,551	9,650	9,602
Portugal	1,389	1,237	1,314	1,315	1,314

Total	11,215	10,662	10,865	10,965	10,916

Shareholders’ equity and minority interests
Million euros

			Variation
	31.03.11	31.03.10	Amount	%	31.12.10

Capital stock	4,220	4,114	106	2.6	4,165
Additional paid-in surplus	29,446	29,305	141	0.5	29,457
Reserves	45,228	40,634	4,594	11.3	36,993
Treasury stock	(82)	(170)	88	(51.8)	(192)

Shareholders’ equity (before profit and dividends)	78,812	73,883	4,928	6.7	70,423

Attributable profit	2,108	2,215	(107)	(4.8)	8,181
Interim dividend distributed	(1,399)	(2,297)	897	(39.1)	(1,270)
Interim dividend not distributed	(1,931)	(1,825)	(105)	5.8	(2,060)

Shareholders’ equity (after retained profit)	77,590	71,977	5,613	7.8	75,273

Valuation adjustments	(3,813)	(1,992)	(1,821)	91.4	(2,315)
Minority interests	5,976	5,647	329	5.8	5,896

Total equity (after retained profit)	79,753	75,632	4,121	5.4	78,854

Preferred shares and securities in subordinated debt	6,917	8,081	(1,164)	(14.4)	7,352

Total equity and capital with the nature of financial liabilities	86,671	83,713	2,958	3.5	86,207

Computable capital and BIS II ratio
Million euros

			Variation
	31.03.11	31.03.10	Amount	%	31.12.10

Core capital	55,478	49,914	5,565	11.1	53,205
Basic capital	62,730	58,328	4,402	7.5	60,617
Supplementary capital	18,513	22,621	(4,109)	(18.2)	20,670
Deductions	(2,398)	(1,377)	(1,021)	74.2	(2,011)

Computable capital	78,845	79,573	(728)	(0.9)	79,276

Risk-weighted assets	574,036	567,549	6,486	1.1	604,885

BIS II ratio	13.7	14.0	(0.3 p. )		13.1

Tier I (before deductions)	10.9	10.3	0.7 p.		10.0

Core capital	9.7	8.8	0.9 p.		8.8

Shareholders’ equity surplus (BIS II ratio)	32,922	34,169	(1,247)	(3.6)	30,885

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	Q1 ’11	Q1 ’10	Amount	%	Q1 ’11	Q1 ’10	Amount	%

Income statement (million euros)
Continental Europe	2,260	2,465	(205)	(8.3)	1,054	1,227	(172)	(14.1)

o/w: Santander Branch Network	588	691	(104)	(15.0)	274	399	(125)	(31.4)
Banesto	273	384	(111)	(29.0)	101	203	(102)	(50.4)
Santander Consumer Finance	920	786	134	17.1	359	189	170	89.7
Portugal	151	192	(41)	(21.4)	90	137	(46)	(33.9)

United Kingdom	854	936	(82)	(8.7)	491	482	8	1.7

Latin America	3,407	2,960	447	15.1	1,270	1,002	268	26.8

o/w: Brazil	2,476	2,053	423	20.6	732	597	135	22.5
Mexico	383	363	20	5.6	256	142	114	80.1
Chile	324	312	12	3.8	162	132	31	23.4

Sovereign	309	279	30	10.8	128	69	59	86.2

Operating areas	6,830	6,640	190	2.9	2,943	2,779	163	5.9

Corporate Activities	(801)	(643)	(158)	24.7	(835)	(564)	(270)	47.9

Total Group	6,029	5,997	32	0.5	2,108	2,215	(107)	(4.8)

	Efficiency ratio (1)		ROE		NPL ratio *		NPL coverage *
	Q1 ’11	Q1 ’10	Q1 ’11	Q1 ’10	31.03.11	31.03.10	31.03.11	31.03.10

Ratios (%)
Continental Europe	40.7	36.7	14.33	18.32	4.57	3.73	67	74

o/w: Santander Branch Network *	46.6	42.7	15.70	22.32	5.99	4.65	50	59
Banesto	48.2	40.1	8.70	18.17	4.31	3.13	52	61
Santander Consumer Finance	30.2	27.1	14.79	10.13	4.63	5.12	122	108
Portugal	46.4	40.1	14.92	22.60	3.03	2.32	62	64

United Kingdom	43.3	39.6	15.74	27.18	1.75	1.88	45	46

Latin America	38.6	37.5	22.61	20.00	4.01	4.18	107	107

o/w: Brazil	36.9	36.5	24.91	20.58	4.85	5.04	104	100
Mexico	37.7	36.8	22.45	19.30	1.58	1.86	234	268
Chile	37.2	34.2	23.97	23.16	3.80	3.36	89	99

Sovereign	43.4	44.0	13.43	11.61	4.15	5.14	82	65

Operating areas	40.1	37.8	17.27	19.75	3.59	3.32	73	75

Total Group	44.4	41.5	11.37	12.94	3.61	3.34	71	74

(1)	With amortisations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of March 2011 stood at 4.68% (3.61% in March 2010) and NPL coverage was 49% (66% in March 2010).

	Employees		Branches
	31.03.11	31.03.10	31.03.11	31.03.10

Operating means
Continental Europe	54,919	50,206	6,151	5,875

o/w: Santander Branch Network	18,971	18,761	2,912	2,935
Banesto	9,638	9,738	1,727	1,772
Santander Consumer Finance	15,492	9,931	662	313
Portugal	6,172	6,238	758	763

United Kingdom	25,656	22,836	1,412	1,328

Latin America	89,841	86,576	5,895	5,757

o/w: Brazil	54,041	51,429	3,703	3,587
Mexico	12,437	12,437	1,099	1,095
Chile	11,711	11,753	506	498

Sovereign	8,709	8,503	721	722

Operating areas	179,125	168,121	14,179	13,682

Corporate Activities	2,288	1,803

Total Group	181,413	169,924	14,179	13,682

Operating areas
Million euros

			Variation
	Q1 '11	Q1 '10	Amount	%

Income statement
Net interest income	8,025	7,515	511	6.8

Net fees	2,599	2,328	271	11.6
Gains (losses) on financial transactions	731	779	(48)	(6.2)
Other operating income*	53	54	(0)	(0.2)

Gross income	11,409	10,675	734	6.9

Operating expenses	(4,579)	(4,036)	(543)	13.5
General administrative expenses	(4,102)	(3,623)	(478)	13.2
Personnel	(2,433)	(2,090)	(343)	16.4
Other general administrative expenses	(1,669)	(1,533)	(136)	8.9
Depreciation and amortisation	(477)	(412)	(65)	15.8

Net operating income	6,830	6,640	190	2.9

Net loan-loss provisions	(2,119)	(2,398)	279	(11.6)
Other income	(411)	(297)	(114)	38.4

Profit before taxes	4,300	3,945	355	9.0

Tax on profit	(1,110)	(950)	(160)	16.8

Profit from continuing operations	3,189	2,994	195	6.5

Net profit from discontinued operations	(6)	(2)	(4)	283.8

Consolidated profit	3,184	2,993	191	6.4

Minority interests	241	213	28	13.0

Attributable profit to the Group	2,943	2,779	163	5.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	712,729	681,956	30,774	4.5
Trading portfolio (w/o loans)	121,249	133,509	(12,260)	(9.2)
Available-for-sale financial assets	63,739	65,120	(1,381)	(2.1)
Due from credit institutions**	119,773	138,519	(18,746)	(13.5)
Intangible assets and property and equipment	12,389	10,958	1,430	13.1
Other assets	128,780	91,977	36,803	40.0

Total assets/liabilities & shareholders’ equity	1,158,659	1,122,038	36,620	3.3

Customer deposits**	609,325	526,831	82,494	15.7
Marketable debt securities**	130,251	130,648	(397)	(0.3)
Subordinated debt**	16,431	18,693	(2,262)	(12.1)
Insurance liabilities	10,453	13,905	(3,452)	(24.8)
Due to credit institutions**	181,856	193,995	(12,138)	(6.3)
Other liabilities	141,210	179,262	(38,052)	(21.2)
Shareholders’ equity***	69,132	58,705	10,427	17.8

Other customer funds under management	143,192	149,206	(6,013)	(4.0)

Mutual funds	112,817	110,797	2,020	1.8
Pension funds	10,916	11,215	(299)	(2.7)
Managed portfolios	18,626	19,693	(1,067)	(5.4)
Savings-insurance policies	833	7,501	(6,668)	(88.9)

Customer funds under management	899,200	825,378	73,822	8.9

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	17.27	19.75	(2.48 p.	)
Efficiency ratio (with amortisations)	40.1	37.8	2.3 p.
NPL ratio	3.59	3.32	0.27 p.
NPL coverage	73	75	(2 p.	)
Number of employees (direct & indirect)	179,125	168,121	11,004		6.5
Number of branches	14,179	13,682	497		3.6

Operating areas
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	7,515	7,849	7,901	7,787	8,025

Net fees	2,328	2,493	2,501	2,452	2,599
Gains (losses) on financial transactions	779	640	697	631	731
Other operating income*	54	131	36	65	53

Gross income	10,675	11,113	11,135	10,936	11,409

Operating expenses	(4,036)	(4,355)	(4,478)	(4,505)	(4,579)
General administrative expenses	(3,623)	(3,903)	(4,035)	(4,005)	(4,102)
Personnel	(2,090)	(2,276)	(2,336)	(2,359)	(2,433)
Other general administrative expenses	(1,533)	(1,628)	(1,699)	(1,647)	(1,669)
Depreciation and amortisation	(412)	(452)	(443)	(500)	(477)

Net operating income	6,640	6,758	6,657	6,431	6,830

Net loan-loss provisions	(2,398)	(2,461)	(2,908)	(2,380)	(2,119)
Other income	(297)	(270)	(219)	(330)	(411)

Profit before taxes	3,945	4,027	3,530	3,721	4,300

Tax on profit	(950)	(994)	(845)	(1,001)	(1,110)

Profit from continuing operations	2,994	3,033	2,685	2,720	3,189

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)

Consolidated profit	2,993	3,032	2,681	2,713	3,184

Minority interests	213	246	260	227	241

Attributable profit to the Group	2,779	2,785	2,421	2,486	2,943

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	681,956	726,706	713,972	721,509	712,729
Trading portfolio (w/o loans)	133,509	150,344	154,936	134,668	121,249
Available-for-sale financial assets	65,120	66,279	62,128	64,947	63,739
Due from credit institutions**	138,519	138,846	166,204	118,416	119,773
Intangible assets and property and equipment	10,958	11,491	11,272	12,675	12,389
Other assets	91,977	113,369	119,012	124,838	128,780

Total assets/liabilities & shareholders’ equity	1,122,038	1,207,035	1,227,524	1,177,052	1,158,659

Customer deposits**	526,831	585,608	586,798	602,118	609,325
Marketable debt securities**	130,648	137,164	134,039	130,060	130,251
Subordinated debt**	18,693	20,186	18,422	18,347	16,431
Insurance liabilities	13,905	10,002	6,527	10,449	10,453
Due to credit institutions**	193,995	200,748	205,613	178,908	181,856
Other liabilities	179,262	192,217	211,801	173,984	141,210
Shareholders’ equity***	58,705	61,110	64,324	63,187	69,132

Other customer funds under management	149,206	150,554	142,179	145,547	143,192

Mutual funds	110,797	113,668	107,833	113,510	112,817
Pension funds	11,215	10,662	10,865	10,965	10,916
Managed portfolios	19,693	21,539	20,726	20,314	18,626
Savings-insurance policies	7,501	4,685	2,755	758	833

Customer funds under management	825,378	893,512	881,438	896,072	899,200

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.32	3.35	3.39	3.53	3.59
NPL coverage	75	74	77	75	73

Continental Europe
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	2,494	2,586	(91)	(3.5)

Net fees	1,019	939	80	8.5
Gains (losses) on financial transactions	229	310	(81)	(26.2)
Other operating income*	68	61	7	10.9

Gross income	3,810	3,895	(86)	(2.2)

Operating expenses	(1,550)	(1,430)	(119)	8.4
General administrative expenses	(1,403)	(1,287)	(116)	9.0
Personnel	(879)	(814)	(65)	8.0
Other general administrative expenses	(524)	(473)	(51)	10.8
Depreciation and amortisation	(146)	(143)	(3)	2.3

Net operating income	2,260	2,465	(205)	(8.3)

Net loan-loss provisions	(632)	(727)	95	(13.0)
Other income	(112)	(26)	(86)	332.8

Profit before taxes	1,516	1,712	(196)	(11.5)

Tax on profit	(418)	(458)	39	(8.6)

Profit from continuing operations	1,098	1,255	(157)	(12.5)

Net profit from discontinued operations	(6)	(2)	(4)	283.8

Consolidated profit	1,092	1,253	(161)	(12.9)

Minority interests	38	27	11	41.5

Attributable profit to the Group	1,054	1,227	(172)	(14.1)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	323,302	318,249	5,053	1.6
Trading portfolio (w/o loans)	51,354	59,666	(8,312)	(13.9)
Available-for-sale financial assets	22,441	25,854	(3,413)	(13.2)
Due from credit institutions**	64,986	84,298	(19,313)	(22.9)
Intangible assets and property and equipment	4,972	4,964	8	0.2
Other assets	18,676	23,156	(4,480)	(19.3)

Total assets/liabilities & shareholders’ equity	485,731	516,186	(30,456)	(5.9)

Customer deposits**	260,719	210,821	49,898	23.7
Marketable debt securities**	47,126	48,990	(1,863)	(3.8)
Subordinated debt**	1,219	2,014	(795)	(39.5)
Insurance liabilities	1,021	8,695	(7,674)	(88.3)
Due to credit institutions**	72,276	109,578	(37,302)	(34.0)
Other liabilities	73,325	109,255	(35,931)	(32.9)
Shareholders’ equity***	30,045	26,833	3,212	12.0

Other customer funds under management	51,296	68,520	(17,225)	(25.1)

Mutual funds	35,025	44,429	(9,404)	(21.2)
Pension funds	10,916	11,215	(299)	(2.7)
Managed portfolios	5,354	5,515	(161)	(2.9)
Savings-insurance policies	(0)	7,362	(7,362)	(100.0)

Customer funds under management	360,361	330,346	30,015	9.1

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	14.33	18.32	(3.99 p.	)
Efficiency ratio (with amortisations)	40.7	36.7	4.0 p.
NPL ratio	4.57	3.73	0.84 p.
NPL coverage	67	74	(7 p.	)
Number of employees (direct & indirect)	54,919	50,206	4,713		9.4
Number of branches	6,151	5,875	276		4.7

Continental Europe
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	2,586	2,474	2,449	2,364	2,494

Net fees	939	919	918	904	1,019
Gains (losses) on financial transactions	310	229	137	169	229
Other operating income*	61	143	86	106	68

Gross income	3,895	3,765	3,590	3,542	3,810

Operating expenses	(1,430)	(1,447)	(1,503)	(1,538)	(1,550)
General administrative expenses	(1,287)	(1,294)	(1,355)	(1,365)	(1,403)
Personnel	(814)	(833)	(850)	(847)	(879)
Other general administrative expenses	(473)	(461)	(505)	(518)	(524)
Depreciation and amortisation	(143)	(153)	(148)	(172)	(146)

Net operating income	2,465	2,318	2,088	2,005	2,260

Net loan-loss provisions	(727)	(811)	(1,484)	(998)	(632)
Other income	(26)	(59)	17	(104)	(112)

Profit before taxes	1,712	1,448	621	903	1,516

Tax on profit	(458)	(380)	(121)	(262)	(418)

Profit from continuing operations	1,255	1,068	500	641	1,098

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)

Consolidated profit	1,253	1,067	496	634	1,092

Minority interests	27	30	22	18	38

Attributable profit to the Group	1,227	1,037	475	616	1,054

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	318,249	326,565	326,804	323,660	323,302
Trading portfolio (w/o loans)	59,666	64,038	68,228	57,690	51,354
Available-for-sale financial assets	25,854	23,497	25,064	23,843	22,441
Due from credit institutions**	84,298	92,762	104,641	66,925	64,986
Intangible assets and property and equipment	4,964	4,983	4,958	4,965	4,972
Other assets	23,156	21,157	20,788	22,160	18,676

Total assets/liabilities & shareholders’ equity	516,186	533,002	550,483	499,243	485,731

Customer deposits**	210,821	238,074	247,464	247,715	260,719
Marketable debt securities**	48,990	47,033	49,405	48,413	47,126
Subordinated debt**	2,014	2,050	2,009	1,740	1,219
Insurance liabilities	8,695	5,428	3,585	933	1,021
Due to credit institutions**	109,578	100,360	103,137	77,059	72,276
Other liabilities	109,255	112,790	118,005	95,963	73,325
Shareholders’ equity***	26,833	27,267	26,878	27,420	30,045

Other customer funds under management	68,520	62,487	60,583	53,968	51,296

Mutual funds	44,429	41,919	41,753	37,519	35,025
Pension funds	11,215	10,662	10,865	10,965	10,916
Managed portfolios	5,515	5,442	5,434	5,484	5,354
Savings-insurance policies	7,362	4,465	2,532	0	(0)

Customer funds under management	330,346	349,645	359,462	351,836	360,361

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.73	3.87	4.01	4.34	4.57
NPL coverage	74	71	75	71	67

Santander Branch Network
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	780	893	(113)	(12.6)

Net fees	292	290	1	0.4
Gains (losses) on financial transactions	37	31	6	19.4
Other operating income*	(10)	(8)	(2)	25.0

Gross income	1,100	1,207	(108)	(8.9)

Operating expenses	(512)	(516)	4	(0.7)
General administrative expenses	(474)	(476)	2	(0.4)
Personnel	(310)	(311)	1	(0.3)
Other general administrative expenses	(164)	(165)	1	(0.6)
Depreciation and amortisation	(38)	(40)	2	(5.0)

Net operating income	588	691	(104)	(15.0)

Net loan-loss provisions	(184)	(136)	(48)	35.4
Other income	(27)	(8)	(19)	241.0

Profit before taxes	376	547	(171)	(31.3)

Tax on profit	(101)	(148)	46	(31.3)

Profit from continuing operations	274	399	(125)	(31.3)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	274	399	(125)	(31.3)

Minority interests	0	0	0	—

Attributable profit to the Group	274	399	(125)	(31.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	110,051	113,967	(3,916)	(3.4)
Trading portfolio (w/o loans)	—	—	—	—
Available-for-sale financial assets	—	—	—	—
Due from credit institutions**	214	31	183	593.3
Intangible assets and property and equipment	1,201	1,211	(10)	(0.9)
Other assets	411	638	(227)	(35.5)

Total assets/liabilities & shareholders’ equity	111,878	115,847	(3,969)	(3.4)

Customer deposits**	84,656	78,753	5,903	7.5
Marketable debt securities**	—	—	—	—
Subordinated debt**	—	—	—	—
Insurance liabilities	—	—	—	—
Due to credit institutions**	323	583	(261)	(44.7)
Other liabilities	20,002	29,387	(9,384)	(31.9)
Shareholders’ equity***	6,897	7,125	(227)	(3.2)

Other customer funds under management	25,478	28,841	(3,363)	(11.7)

Mutual funds	18,558	21,325	(2,768)	(13.0)
Pension funds	6,225	6,324	(99)	(1.6)
Managed portfolios	—	—	—	—
Savings-insurance policies	696	1,192	(497)	(41.7)

Customer funds under management	110,134	107,594	2,540	2.4

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	15.70	22.32	(6.62 p.	)
Efficiency ratio (with amortisations)	46.6	42.7	3.9 p.
NPL ratio	5.99	4.65	1.34 p.
NPL coverage	50	59	(8 p.	)
Number of employees (direct & indirect)	18,971	18,761	210		1.1
Number of branches	2,912	2,935	(23)		(0.8)

Santander Branch Network
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	893	785	740	721	780

Net fees	290	276	261	253	292
Gains (losses) on financial transactions	31	38	21	19	37
Other operating income*	(8)	(7)	(10)	(7)	(10)

Gross income	1,207	1,092	1,013	986	1,100

Operating expenses	(516)	(516)	(516)	(525)	(512)
General administrative expenses	(476)	(476)	(476)	(482)	(474)
Personnel	(311)	(309)	(304)	(310)	(310)
Other general administrative expenses	(165)	(167)	(172)	(172)	(164)
Depreciation and amortisation	(40)	(40)	(40)	(43)	(38)

Net operating income	691	576	497	462	588

Net loan-loss provisions	(136)	(179)	(553)	(223)	(184)
Other income	(8)	14	15	4	(27)

Profit before taxes	547	411	(41)	243	376

Tax on profit	(148)	(111)	11	(66)	(101)

Profit from continuing operations	399	300	(30)	178	274

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	399	300	(30)	178	274

Minority interests	0	0	0	0	0

Attributable profit to the Group	399	300	(30)	178	274

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	113,967	115,196	112,812	111,372	110,051
Trading portfolio (w/o loans)	—	—	—	—	—
Available-for-sale financial assets	—	—	—	—	—
Due from credit institutions**	31	111	217	214	214
Intangible assets and property and equipment	1,211	1,211	1,211	1,201	1,201
Other assets	638	676	476	481	411

Total assets/liabilities & shareholders’ equity	115,847	117,195	114,716	113,268	111,878

Customer deposits**	78,753	87,808	87,224	85,667	84,656
Marketable debt securities**	—	—	—	—	—
Subordinated debt**	—	—	—	—	—
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	583	781	808	457	323
Other liabilities	29,387	21,214	19,649	20,089	20,002
Shareholders’ equity***	7,125	7,392	7,035	7,056	6,897

Other customer funds under management	28,841	27,522	27,678	26,864	25,478

Mutual funds	21,325	20,811	20,980	20,347	18,558
Pension funds	6,324	6,064	6,125	6,132	6,225
Managed portfolios	—	—	—	—	—
Savings-insurance policies	1,192	647	574	385	696

Customer funds under management	107,594	115,330	114,902	112,531	110,134

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	4.65	4.78	4.90	5.52	5.99
NPL coverage	59	53	55	52	50

Spread	2.60	2.04	1.87	1.89	1.95

Spread loans	2.10	1.94	1.83	1.83	1.90
Spread deposits	0.50	0.10	0.04	0.06	0.05

Banesto
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	321	432	(111)	(25.6)

Net fees	155	156	(1)	(0.8)
Gains (losses) on financial transactions	41	43	(2)	(4.7)
Other operating income*	9	10	(0)	(3.4)

Gross income	527	641	(114)	(17.8)

Operating expenses	(254)	(257)	3	(1.2)
General administrative expenses	(223)	(225)	2	(1.0)
Personnel	(163)	(168)	5	(3.1)
Other general administrative expenses	(60)	(57)	(3)	5.1
Depreciation and amortisation	(31)	(32)	1	(2.2)

Net operating income	273	384	(111)	(29.0)

Net loan-loss provisions	(102)	(83)	(19)	22.5
Other income	(16)	9	(25)	—

Profit before taxes	155	310	(155)	(50.0)

Tax on profit	(38)	(85)	47	(54.8)

Profit from continuing operations	117	225	(109)	(48.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	117	225	(109)	(48.2)

Minority interests	16	22	(6)	(27.6)

Attributable profit to the Group	101	203	(102)	(50.4)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	73,326	75,382	(2,055)	(2.7)
Trading portfolio (w/o loans)	5,979	7,977	(1,997)	(25.0)
Available-for-sale financial assets	9,328	9,097	231	2.5
Due from credit institutions**	16,597	21,756	(5,159)	(23.7)
Intangible assets and property and equipment	1,360	1,406	(46)	(3.3)
Other assets	5,834	8,182	(2,347)	(28.7)

Total assets/liabilities & shareholders’ equity	112,426	123,800	(11,374)	(9.2)

Customer deposits**	59,660	59,037	623	1.1
Marketable debt securities**	27,135	28,087	(953)	(3.4)
Subordinated debt**	787	1,331	(544)	(40.9)
Insurance liabilities	—	—	—	—
Due to credit institutions**	10,822	18,162	(7,340)	(40.4)
Other liabilities	9,305	12,707	(3,402)	(26.8)
Shareholders’ equity***	4,717	4,475	242	5.4

Other customer funds under management	9,303	10,809	(1,506)	(13.9)

Mutual funds	5,279	7,106	(1,827)	(25.7)
Pension funds	1,344	1,405	(61)	(4.3)
Managed portfolios	114	93	21	23.1
Savings-insurance policies	2,566	2,205	361	16.4

Customer funds under management	96,884	99,264	(2,380)	(2.4)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	8.70	18.17	(9.47 p.	)
Efficiency ratio (with amortisations)	48.2	40.1	8.1 p.
NPL ratio	4.31	3.13	1.18 p.
NPL coverage	52	61	(9 p.	)
Number of employees (direct & indirect)	9,638	9,738	(100)		(1.0)
Number of branches	1,727	1,772	(45)		(2.5)

Banesto
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	432	405	369	315	321

Net fees	156	153	153	155	155
Gains (losses) on financial transactions	43	36	37	80	41
Other operating income*	10	26	14	18	9

Gross income	641	620	573	568	527

Operating expenses	(257)	(258)	(256)	(256)	(254)
General administrative expenses	(225)	(228)	(225)	(225)	(223)
Personnel	(168)	(169)	(167)	(161)	(163)
Other general administrative expenses	(57)	(59)	(58)	(64)	(60)
Depreciation and amortisation	(32)	(30)	(31)	(31)	(31)

Net operating income	384	362	317	312	273

Net loan-loss provisions	(83)	(92)	(284)	(251)	(102)
Other income	9	5	0	(43)	(16)

Profit before taxes	310	275	34	18	155

Tax on profit	(85)	(68)	(1)	(7)	(38)

Profit from continuing operations	225	206	33	10	117

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	225	206	33	10	117

Minority interests	22	24	6	4	16

Attributable profit to the Group	203	182	27	6	101

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	75,382	76,125	74,393	75,624	73,326
Trading portfolio (w/o loans)	7,977	7,339	7,644	6,575	5,979
Available-for-sale financial assets	9,097	7,693	9,827	9,025	9,328
Due from credit institutions**	21,756	27,178	25,928	17,103	16,597
Intangible assets and property and equipment	1,406	1,415	1,387	1,374	1,360
Other assets	8,182	6,259	6,633	7,520	5,834

Total assets/liabilities & shareholders’ equity	123,800	126,010	125,812	117,222	112,426

Customer deposits**	59,037	59,609	58,685	59,721	59,660
Marketable debt securities**	28,087	27,160	28,256	27,684	27,135
Subordinated debt**	1,331	1,329	1,325	1,304	787
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	18,162	19,549	20,346	13,422	10,822
Other liabilities	12,707	13,884	12,715	10,611	9,305
Shareholders’ equity***	4,475	4,479	4,484	4,480	4,717

Other customer funds under management	10,809	10,131	10,026	9,616	9,303

Mutual funds	7,106	6,423	6,164	5,712	5,279
Pension funds	1,405	1,337	1,338	1,337	1,344
Managed portfolios	93	98	104	117	114
Savings-insurance policies	2,205	2,274	2,421	2,450	2,566

Customer funds under management	99,264	98,229	98,292	98,325	96,884

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.13	3.49	3.83	4.11	4.31
NPL coverage	61	58	60	54	52

Spread	2.20	1.65	1.41	1.47	1.67

Spread loans	2.02	2.00	1.92	1.99	2.03
Spread deposits	0.18	(0.35)	(0.51)	(0.52)	(0.36)

Santander Consumer Finance
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	1,034	852	182	21.4

Net fees	289	216	73	33.7
Gains (losses) on financial transactions	(7)	3	(10)	—
Other operating income*	2	7	(4)	(63.6)

Gross income	1,319	1,078	241	22.4

Operating expenses	(399)	(292)	(107)	36.5
General administrative expenses	(366)	(266)	(100)	37.6
Personnel	(189)	(137)	(53)	38.4
Other general administrative expenses	(176)	(129)	(47)	36.8
Depreciation and amortisation	(33)	(26)	(7)	25.6

Net operating income	920	786	134	17.1

Net loan-loss provisions	(328)	(498)	170	(34.1)
Other income	(37)	(15)	(22)	144.5

Profit before taxes	555	273	282	103.5

Tax on profit	(168)	(77)	(91)	117.2

Profit from continuing operations	387	195	191	98.0

Net profit from discontinued operations	(6)	(2)	(4)	283.8

Consolidated profit	381	194	187	96.6

Minority interests	22	4	17	396.7

Attributable profit to the Group	359	189	170	89.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	70,259	58,198	12,061	20.7
Trading portfolio (w/o loans)	968	768	200	26.1
Available-for-sale financial assets	517	453	64	14.1
Due from credit institutions**	7,253	7,283	(30)	(0.4)
Intangible assets and property and equipment	875	842	33	4.0
Other assets	2,579	2,694	(114)	(4.2)

Total assets/liabilities & shareholders’ equity	82,452	70,237	12,214	17.4

Customer deposits**	31,619	23,114	8,505	36.8
Marketable debt securities**	11,462	6,872	4,590	66.8
Subordinated debt**	425	424	1	0.2
Insurance liabilities	—	—	—	—
Due to credit institutions**	25,072	28,814	(3,742)	(13.0)
Other liabilities	3,830	3,516	314	8.9
Shareholders’ equity***	10,044	7,498	2,546	34.0

Other customer funds under management	7	24	(17)	(70.9)

Mutual funds	3	19	(16)	(86.3)
Pension funds	4	5	(0)	(10.4)
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	43,512	30,433	13,079	43.0

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	14.79	10.13	4.66 p.
Efficiency ratio (with amortisations)	30.2	27.1	3.1 p.
NPL ratio	4.63	5.12	(0.49 p.	)
NPL coverage	122	108	13 p.
Number of employees (direct & indirect)	15,492	9,931	5,561		56.0
Number of branches	662	313	349		111.5

Santander Consumer Finance
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	852	877	970	963	1,034

Net fees	216	237	248	254	289
Gains (losses) on financial transactions	3	(3)	5	(12)	(7)
Other operating income*	7	4	9	3	2

Gross income	1,078	1,115	1,232	1,209	1,319

Operating expenses	(292)	(290)	(342)	(349)	(399)
General administrative expenses	(266)	(261)	(314)	(316)	(366)
Personnel	(137)	(133)	(162)	(164)	(189)
Other general administrative expenses	(129)	(128)	(153)	(152)	(176)
Depreciation and amortisation	(26)	(29)	(28)	(33)	(33)

Net operating income	786	825	890	860	920

Net loan-loss provisions	(498)	(471)	(551)	(497)	(328)
Other income	(15)	(58)	(30)	(39)	(37)

Profit before taxes	273	296	309	324	555

Tax on profit	(77)	(83)	(85)	(94)	(168)

Profit from continuing operations	195	213	223	230	387

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)

Consolidated profit	194	212	220	223	381

Minority interests	4	5	14	13	22

Attributable profit to the Group	189	206	205	210	359

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	58,198	59,372	63,624	63,342	70,259
Trading portfolio (w/o loans)	768	1,838	1,570	1,146	968
Available-for-sale financial assets	453	802	762	558	517
Due from credit institutions**	7,283	7,780	7,324	8,016	7,253
Intangible assets and property and equipment	842	863	871	889	875
Other assets	2,694	2,950	3,069	2,892	2,579

Total assets/liabilities & shareholders’ equity	70,237	73,605	77,221	76,844	82,452

Customer deposits**	23,114	22,791	25,460	25,950	31,619
Marketable debt securities**	6,872	7,919	11,103	11,717	11,462
Subordinated debt**	424	427	423	428	425
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	28,814	30,000	27,737	25,864	25,072
Other liabilities	3,516	4,511	4,483	4,273	3,830
Shareholders’ equity***	7,498	7,958	8,015	8,611	10,044

Other customer funds under management	24	24	24	24	7

Mutual funds	19	19	19	19	3
Pension funds	5	5	5	5	4
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	30,433	31,160	37,010	38,118	43,512

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	5.12	5.23	5.13	4.95	4.63
NPL coverage	108	111	122	128	122

Spread loans	5.90	6.19	6.72	6.94	6.69

Portugal
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	165	188	(23)	(12.2)

Net fees	101	94	7	7.4
Gains (losses) on financial transactions	8	25	(17)	(68.6)
Other operating income*	8	14	(6)	(41.6)

Gross income	282	320	(39)	(12.1)

Operating expenses	(131)	(129)	(2)	1.7
General administrative expenses	(114)	(111)	(3)	2.6
Personnel	(79)	(77)	(2)	2.6
Other general administrative expenses	(35)	(34)	(1)	2.4
Depreciation and amortisation	(17)	(17)	1	(3.5)

Net operating income	151	192	(41)	(21.4)

Net loan-loss provisions	(32)	(16)	(17)	105.6
Other income	(9)	(8)	(1)	12.6

Profit before taxes	110	168	(59)	(34.9)

Tax on profit	(19)	(31)	12	(39.4)

Profit from continuing operations	91	137	(46)	(33.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	91	137	(46)	(33.8)

Minority interests	0	0	0	3.8

Attributable profit to the Group	90	137	(46)	(33.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	29,744	32,317	(2,574)	(8.0)
Trading portfolio (w/o loans)	1,411	1,533	(122)	(7.9)
Available-for-sale financial assets	4,584	7,786	(3,202)	(41.1)
Due from credit institutions**	3,932	4,604	(672)	(14.6)
Intangible assets and property and equipment	472	487	(15)	(3.1)
Other assets	6,656	4,961	1,696	34.2

Total assets/liabilities & shareholders’ equity	46,798	51,687	(4,889)	(9.5)

Customer deposits**	21,929	16,609	5,320	32.0
Marketable debt securities**	7,122	12,413	(5,291)	(42.6)
Subordinated debt**	0	253	(253)	(99.8)
Insurance liabilities	83	3,187	(3,103)	(97.4)
Due to credit institutions**	14,208	15,626	(1,418)	(9.1)
Other liabilities	843	992	(149)	(15.0)
Shareholders’ equity***	2,613	2,607	6	0.2

Other customer funds under management	4,500	8,747	(4,247)	(48.6)

Mutual funds	3,051	4,158	(1,107)	(26.6)
Pension funds	1,314	1,389	(75)	(5.4)
Managed portfolios	135	127	8	6.0
Savings-insurance policies	—	3,073	(3,073)	(100.0)

Customer funds under management	33,551	38,022	(4,471)	(11.8)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	14.92	22.60	(7.68 p.	)
Efficiency ratio (with amortisations)	46.4	40.1	6.3 p.
NPL ratio	3.03	2.32	0.71 p.
NPL coverage	62	64	(2 p.	)
Number of employees (direct & indirect)	6,172	6,238	(66)		(1.1)
Number of branches	758	763	(5)		(0.7)

Portugal
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	188	186	178	173	165

Net fees	94	94	87	82	101
Gains (losses) on financial transactions	25	29	4	9	8
Other operating income*	14	12	9	7	8

Gross income	320	321	278	271	282

Operating expenses	(129)	(133)	(139)	(140)	(131)
General administrative expenses	(111)	(115)	(121)	(120)	(114)
Personnel	(77)	(79)	(83)	(82)	(79)
Other general administrative expenses	(34)	(36)	(38)	(38)	(35)
Depreciation and amortisation	(17)	(18)	(18)	(20)	(17)

Net operating income	192	188	138	132	151

Net loan-loss provisions	(16)	(43)	(44)	(6)	(32)
Other income	(8)	(1)	37	(8)	(9)

Profit before taxes	168	144	131	117	110

Tax on profit	(31)	(20)	(23)	(29)	(19)

Profit from continuing operations	137	123	108	88	91

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	137	123	108	88	91

Minority interests	0	0	0	0	0

Attributable profit to the Group	137	123	108	88	90

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	32,317	33,262	33,342	30,102	29,744
Trading portfolio (w/o loans)	1,533	1,737	1,787	1,741	1,411
Available-for-sale financial assets	7,786	6,728	6,786	6,458	4,584
Due from credit institutions**	4,604	5,205	4,702	3,401	3,932
Intangible assets and property and equipment	487	480	479	480	472
Other assets	4,961	4,692	4,514	7,091	6,656

Total assets/liabilities & shareholders’ equity	51,687	52,104	51,610	49,272	46,798

Customer deposits**	16,609	18,360	19,818	21,727	21,929
Marketable debt securities**	12,413	10,172	8,545	7,544	7,122
Subordinated debt**	253	254	254	0	0
Insurance liabilities	3,187	2,465	1,494	79	83
Due to credit institutions**	15,626	17,990	18,490	16,817	14,208
Other liabilities	992	682	883	1,171	843
Shareholders’ equity***	2,607	2,182	2,126	1,933	2,613

Other customer funds under management	8,747	7,267	6,348	4,655	4,500

Mutual funds	4,158	3,524	3,496	3,209	3,051
Pension funds	1,389	1,237	1,314	1,315	1,314
Managed portfolios	127	129	130	131	135
Savings-insurance policies	3,073	2,377	1,408	—	—

Customer funds under management	38,022	36,053	34,965	33,927	33,551

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	2.32	2.40	2.43	2.90	3.03
NPL coverage	64	65	69	60	62

Spread (Retail Banking)	1.85	1.92	2.03	2.11	2.08

Spread loans	1.76	1.82	1.82	1.88	1.96
Spread deposits	0.09	0.10	0.21	0.23	0.12

United Kingdom
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	1,110	1,161	(51)	(4.4)

Net fees	232	249	(17)	(6.9)
Gains (losses) on financial transactions	157	133	24	18.0
Other operating income*	6	6	0	1.2

Gross income	1,505	1,549	(44)	(2.9)

Operating expenses	(651)	(613)	(37)	6.1
General administrative expenses	(560)	(538)	(23)	4.2
Personnel	(342)	(307)	(35)	11.4
Other general administrative expenses	(218)	(231)	12	(5.4)
Depreciation and amortisation	(91)	(76)	(15)	19.6

Net operating income	854	936	(82)	(8.7)

Net loan-loss provisions	(138)	(268)	130	(48.4)
Other income	(45)	(5)	(40)	771.5

Profit before taxes	671	663	8	1.2

Tax on profit	(180)	(181)	0	(0.2)

Profit from continuing operations	491	482	8	1.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	491	482	8	1.7

Minority interests	(0)	0	(0)	—

Attributable profit to the Group	491	482	8	1.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	228,887	223,115	5,771	2.6
Trading portfolio (w/o loans)	40,965	46,078	(5,112)	(11.1)
Available-for-sale financial assets	36	908	(872)	(96.0)
Due from credit institutions**	32,981	33,311	(330)	(1.0)
Intangible assets and property and equipment	2,253	1,427	826	57.8
Other assets	47,514	23,114	24,400	105.6

Total assets/liabilities & shareholders’ equity	352,637	327,954	24,683	7.5

Customer deposits**	180,381	168,679	11,702	6.9
Marketable debt securities**	62,944	60,459	2,485	4.1
Subordinated debt**	7,352	8,703	(1,351)	(15.5)
Insurance liabilities	1	2	(1)	(63.4)
Due to credit institutions**	63,155	53,338	9,816	18.4
Other liabilities	26,358	29,373	(3,015)	(10.3)
Shareholders’ equity***	12,446	7,399	5,047	68.2

Other customer funds under management	14,204	11,923	2,282	19.1

Mutual funds	14,204	11,923	2,282	19.1
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	264,881	249,763	15,118	6.1

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	15.74	27.18	(11.44 p.	)
Efficiency ratio (with amortisations)	43.3	39.6	3.7 p.
NPL ratio	1.75	1.88	(0.13 p.	)
NPL coverage	45	46	(1 p.	)
Number of employees (direct & indirect)	25,656	22,836	2,820		12.3
Number of branches	1,412	1,328	84		6.3

United Kingdom
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	1,161	1,207	1,232	1,165	1,110

Net fees	249	272	270	236	232
Gains (losses) on financial transactions	133	134	113	82	157
Other operating income*	6	6	6	11	6

Gross income	1,549	1,620	1,621	1,495	1,505

Operating expenses	(613)	(651)	(652)	(632)	(651)
General administrative expenses	(538)	(571)	(578)	(554)	(560)
Personnel	(307)	(335)	(335)	(317)	(342)
Other general administrative expenses	(231)	(236)	(243)	(236)	(218)
Depreciation and amortisation	(76)	(80)	(74)	(78)	(91)

Net operating income	936	968	969	862	854

Net loan-loss provisions	(268)	(262)	(221)	(179)	(138)
Other income	(5)	(2)	(10)	(89)	(45)

Profit before taxes	663	704	739	594	671

Tax on profit	(181)	(180)	(216)	(158)	(180)

Profit from continuing operations	482	524	523	436	491

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	482	524	523	436	491

Minority interests	0	0	0	0	(0)

Attributable profit to the Group	482	524	523	436	491

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	223,115	243,687	233,694	233,856	228,887
Trading portfolio (w/o loans)	46,078	49,731	51,969	45,187	40,965
Available-for-sale financial assets	908	987	942	204	36
Due from credit institutions**	33,311	22,402	37,912	29,137	32,981
Intangible assets and property and equipment	1,427	1,527	1,457	2,323	2,253
Other assets	23,114	41,476	42,281	42,063	47,514

Total assets/liabilities & shareholders’ equity	327,954	359,809	368,255	352,769	352,637

Customer deposits**	168,679	185,811	180,490	184,548	180,381
Marketable debt securities**	60,459	66,180	70,657	64,326	62,944
Subordinated debt**	8,703	9,395	8,364	8,143	7,352
Insurance liabilities	2	1	1	1	1
Due to credit institutions**	53,338	57,176	54,402	54,179	63,155
Other liabilities	29,373	33,160	41,453	29,811	26,358
Shareholders’ equity***	7,399	8,084	12,889	11,762	12,446

Other customer funds under management	11,923	13,203	13,704	14,369	14,204

Mutual funds	11,923	13,203	13,704	14,369	14,204
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	249,763	274,590	273,214	271,386	264,881

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	1.88	1.85	1.77	1.76	1.75
NPL coverage	46	46	48	46	45

Spread (Retail Banking)	1.99	1.99	2.03	2.03	2.04

Spread loans	2.05	2.13	2.20	2.28	2.34
Spread deposits	(0.06)	(0.14)	(0.17)	(0.25)	(0.30)

United Kingdom
Million pound sterling

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	948	1,030	(83)	(8.0)

Net fees	198	221	(23)	(10.5)
Gains (losses) on financial transactions	134	118	16	13.5
Other operating income*	5	5	(0)	(2.6)

Gross income	1,285	1,375	(90)	(6.5)

Operating expenses	(556)	(544)	(11)	2.1
General administrative expenses	(478)	(477)	(1)	0.2
Personnel	(292)	(272)	(20)	7.2
Other general administrative expenses	(186)	(205)	18	(9.0)
Depreciation and amortisation	(77)	(67)	(10)	15.1

Net operating income	729	830	(101)	(12.2)

Net loan-loss provisions	(118)	(237)	120	(50.4)
Other income	(39)	(5)	(34)	738.3

Profit before taxes	572	588	(16)	(2.7)

Tax on profit	(154)	(160)	6	(4.0)

Profit from continuing operations	419	428	(9)	(2.2)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	419	428	(9)	(2.2)

Minority interests	(0)	0	(0)	—

Attributable profit to the Group	419	428	(9)	(2.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	202,267	198,528	3,739	1.9
Trading portfolio (w/o loans)	36,201	41,000	(4,799)	(11.7)
Available-for-sale financial assets	32	808	(776)	(96.0)
Due from credit institutions**	29,146	29,640	(495)	(1.7)
Intangible assets and property and equipment	1,991	1,270	721	56.8
Other assets	41,988	20,567	21,421	104.2

Total assets/liabilities & shareholders’ equity	311,625	291,813	19,812	6.8

Customer deposits**	159,403	150,091	9,312	6.2
Marketable debt securities**	55,624	53,796	1,828	3.4
Subordinated debt**	6,497	7,744	(1,247)	(16.1)
Insurance liabilities	1	2	(1)	(63.6)
Due to credit institutions**	55,810	47,461	8,349	17.6
Other liabilities	23,293	26,136	(2,843)	(10.9)
Shareholders’ equity***	10,999	6,584	4,415	67.1

Other customer funds under management	12,552	10,609	1,944	18.3

Mutual funds	12,552	10,609	1,944	18.3
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	234,075	222,239	11,836	5.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

United Kingdom
Million pound sterling

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	1,030	1,028	1,025	1,001	948

Net fees	221	232	224	203	198
Gains (losses) on financial transactions	118	114	93	71	134
Other operating income*	5	6	5	10	5

Gross income	1,375	1,380	1,348	1,284	1,285

Operating expenses	(544)	(555)	(542)	(543)	(556)
General administrative expenses	(477)	(487)	(481)	(476)	(478)
Personnel	(272)	(286)	(279)	(273)	(292)
Other general administrative expenses	(205)	(201)	(202)	(203)	(186)
Depreciation and amortisation	(67)	(68)	(61)	(67)	(77)

Net operating income	830	825	805	741	729

Net loan-loss provisions	(237)	(223)	(182)	(154)	(118)
Other income	(5)	(1)	(8)	(76)	(39)

Profit before taxes	588	600	615	511	572

Tax on profit	(160)	(153)	(180)	(136)	(154)

Profit from continuing operations	428	447	435	375	419

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	428	447	435	375	419

Minority interests	0	0	0	0	(0)

Attributable profit to the Group	428	447	435	374	419

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	198,528	199,202	200,965	201,292	202,267
Trading portfolio (w/o loans)	41,000	40,652	44,691	38,894	36,201
Available-for-sale financial assets	808	807	810	175	32
Due from credit institutions**	29,640	18,312	32,602	25,080	29,146
Intangible assets and property and equipment	1,270	1,248	1,253	2,000	1,991
Other assets	20,567	33,905	36,359	36,205	41,988

Total assets/liabilities & shareholders’ equity	291,813	294,126	316,681	303,646	311,625

Customer deposits**	150,091	151,891	155,212	158,850	159,403
Marketable debt securities**	53,796	54,099	60,761	55,368	55,624
Subordinated debt**	7,744	7,680	7,193	7,009	6,497
Insurance liabilities	2	1	1	1	1
Due to credit institutions**	47,461	46,739	46,783	46,634	55,810
Other liabilities	26,136	27,107	35,647	25,660	23,293
Shareholders’ equity***	6,584	6,609	11,084	10,124	10,999

Other customer funds under management	10,609	10,793	11,785	12,368	12,552

Mutual funds	10,609	10,793	11,785	12,368	12,552
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	222,239	224,463	234,950	233,596	234,075

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	3,988	3,355	633	18.9

Net fees	1,256	1,045	211	20.2
Gains (losses) on financial transactions	308	330	(22)	(6.6)
Other operating income*	(4)	3	(7)	—

Gross income	5,548	4,733	816	17.2

Operating expenses	(2,142)	(1,773)	(369)	20.8
General administrative expenses	(1,926)	(1,606)	(320)	19.9
Personnel	(1,094)	(862)	(232)	26.9
Other general administrative expenses	(831)	(743)	(88)	11.8
Depreciation and amortisation	(216)	(167)	(49)	29.6

Net operating income	3,407	2,960	447	15.1

Net loan-loss provisions	(1,251)	(1,237)	(14)	1.1
Other income	(227)	(257)	30	(11.7)

Profit before taxes	1,929	1,466	463	31.6

Tax on profit	(456)	(278)	(179)	64.3

Profit from continuing operations	1,473	1,188	285	24.0

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,473	1,188	285	24.0

Minority interests	203	186	17	8.9

Attributable profit to the Group	1,270	1,002	268	26.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	124,691	102,150	22,541	22.1
Trading portfolio (w/o loans)	28,754	27,574	1,180	4.3
Available-for-sale financial assets	31,659	27,601	4,058	14.7
Due from credit institutions**	21,288	20,595	694	3.4
Intangible assets and property and equipment	4,669	4,129	540	13.1
Other assets	58,413	42,463	15,950	37.6

Total assets/liabilities & shareholders’ equity	269,474	224,511	44,962	20.0

Customer deposits**	135,034	115,979	19,055	16.4
Marketable debt securities**	18,681	8,547	10,134	118.6
Subordinated debt**	5,586	5,213	373	7.2
Insurance liabilities	9,431	5,208	4,223	81.1
Due to credit institutions**	38,597	29,640	8,957	30.2
Other liabilities	39,616	38,361	1,255	3.3
Shareholders’ equity***	22,527	21,563	964	4.5

Other customer funds under management	77,673	68,533	9,140	13.3

Mutual funds	63,588	54,446	9,142	16.8
Pension funds	(0)	—	(0)	—
Managed portfolios	13,252	13,948	(696)	(5.0)
Savings-insurance policies	833	140	693	495.8

Customer funds under management	236,975	198,272	38,703	19.5

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	22.61	20.00	2.61 p.
Efficiency ratio (with amortisations)	38.6	37.5	1.1 p.
NPL ratio	4.01	4.18	(0.17 p.	)
NPL coverage	107	107	1 p.
Number of employees (direct & indirect)	89,841	86,576	3,265		3.8
Number of branches	5,895	5,757	138		2.4

Latin America
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	3,355	3,712	3,768	3,843	3,988

Net fees	1,045	1,190	1,209	1,217	1,256
Gains (losses) on financial transactions	330	290	433	358	308
Other operating income*	3	(1)	(39)	(36)	(4)

Gross income	4,733	5,191	5,371	5,382	5,548

Operating expenses	(1,773)	(2,021)	(2,081)	(2,096)	(2,142)
General administrative expenses	(1,606)	(1,828)	(1,886)	(1,873)	(1,926)
Personnel	(862)	(991)	(1,026)	(1,076)	(1,094)
Other general administrative expenses	(743)	(837)	(860)	(797)	(831)
Depreciation and amortisation	(167)	(192)	(196)	(223)	(216)

Net operating income	2,960	3,170	3,289	3,286	3,407

Net loan-loss provisions	(1,237)	(1,247)	(1,057)	(1,146)	(1,251)
Other income	(257)	(195)	(232)	(63)	(227)

Profit before taxes	1,466	1,728	2,000	2,077	1,929

Tax on profit	(278)	(391)	(459)	(566)	(456)

Profit from continuing operations	1,188	1,337	1,541	1,511	1,473

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	1,188	1,337	1,541	1,511	1,473

Minority interests	186	216	238	209	203

Attributable profit to the Group	1,002	1,121	1,303	1,302	1,270

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	102,150	116,605	117,909	127,268	124,691
Trading portfolio (w/o loans)	27,574	36,326	34,487	31,580	28,754
Available-for-sale financial assets	27,601	30,209	27,263	30,697	31,659
Due from credit institutions**	20,595	22,964	23,121	21,632	21,288
Intangible assets and property and equipment	4,129	4,500	4,393	4,880	4,669
Other assets	42,463	46,951	50,868	57,186	58,413

Total assets/liabilities & shareholders’ equity	224,511	257,555	258,041	273,243	269,474

Customer deposits**	115,979	127,886	128,554	137,848	135,034
Marketable debt securities**	8,547	10,086	12,143	15,376	18,681
Subordinated debt**	5,213	5,827	5,357	5,683	5,586
Insurance liabilities	5,208	4,573	2,942	9,515	9,431
Due to credit institutions**	29,640	43,160	37,384	38,103	38,597
Other liabilities	38,361	43,538	50,053	45,913	39,616
Shareholders’ equity***	21,563	22,484	21,609	20,805	22,527

Other customer funds under management	68,533	74,772	67,839	77,180	77,673

Mutual funds	54,446	58,546	52,377	61,621	63,588
Pension funds	—	(0)	—	(0)	(0)
Managed portfolios	13,948	16,005	15,239	14,800	13,252
Savings-insurance policies	140	220	223	758	833

Customer funds under management	198,272	218,571	213,892	236,087	236,975

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	4.18	4.13	4.15	4.11	4.01
NPL coverage	107	105	103	104	107

Latin America
Million dollars

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	5,453	4,637	816	17.6

Net fees	1,717	1,444	273	18.9
Gains (losses) on financial transactions	421	455	(34)	(7.6)
Other operating income*	(5)	4	(9)	—

Gross income	7,586	6,540	1,046	16.0

Operating expenses	(2,928)	(2,450)	(478)	19.5
General administrative expenses	(2,633)	(2,219)	(413)	18.6
Personnel	(1,496)	(1,192)	(304)	25.5
Other general administrative expenses	(1,137)	(1,027)	(109)	10.6
Depreciation and amortisation	(295)	(230)	(65)	28.2

Net operating income	4,658	4,091	567	13.9

Net loan-loss provisions	(1,710)	(1,710)	(0)	0.0
Other income	(310)	(355)	45	(12.7)

Profit before taxes	2,637	2,026	612	30.2

Tax on profit	(624)	(384)	(240)	62.5

Profit from continuing operations	2,013	1,642	372	22.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,013	1,642	372	22.6

Minority interests	278	258	20	7.8

Attributable profit to the Group	1,736	1,384	352	25.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	177,149	137,688	39,461	28.7
Trading portfolio (w/o loans)	40,851	37,167	3,683	9.9
Available-for-sale financial assets	44,978	37,203	7,775	20.9
Due from credit institutions**	30,244	27,759	2,485	9.0
Intangible assets and property and equipment	6,633	5,566	1,068	19.2
Other assets	82,987	57,236	25,751	45.0

Total assets/liabilities & shareholders’ equity	382,841	302,619	80,222	26.5

Customer deposits**	191,843	156,328	35,515	22.7
Marketable debt securities**	26,541	11,521	15,020	130.4
Subordinated debt**	7,936	7,026	910	12.9
Insurance liabilities	13,399	7,020	6,379	90.9
Due to credit institutions**	54,835	39,952	14,884	37.3
Other liabilities	56,283	51,707	4,576	8.8
Shareholders’ equity***	32,005	29,065	2,939	10.1

Other customer funds under management	110,350	92,376	17,974	19.5

Mutual funds	90,340	73,387	16,952	23.1
Pension funds	(0)	—	(0)	—
Managed portfolios	18,827	18,800	26	0.1
Savings-insurance policies	1,184	189	995	528.0

Customer funds under management	336,670	267,251	69,419	26.0

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	4,637	4,710	4,862	5,208	5,453

Net fees	1,444	1,512	1,560	1,650	1,717
Gains (losses) on financial transactions	455	364	561	485	421
Other operating income*	4	(2)	(52)	(48)	(5)

Gross income	6,540	6,584	6,932	7,295	7,586

Operating expenses	(2,450)	(2,567)	(2,687)	(2,840)	(2,928)
General administrative expenses	(2,219)	(2,323)	(2,434)	(2,539)	(2,633)
Personnel	(1,192)	(1,260)	(1,324)	(1,456)	(1,496)
Other general administrative expenses	(1,027)	(1,063)	(1,110)	(1,083)	(1,137)
Depreciation and amortisation	(230)	(244)	(253)	(301)	(295)

Net operating income	4,091	4,017	4,245	4,455	4,658

Net loan-loss provisions	(1,710)	(1,576)	(1,358)	(1,556)	(1,710)
Other income	(355)	(243)	(299)	(91)	(310)

Profit before taxes	2,026	2,198	2,587	2,808	2,637

Tax on profit	(384)	(500)	(594)	(762)	(624)

Profit from continuing operations	1,642	1,698	1,993	2,046	2,013

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	1,642	1,698	1,993	2,046	2,013

Minority interests	258	275	308	283	278

Attributable profit to the Group	1,384	1,423	1,685	1,762	1,736

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	137,688	143,086	160,922	170,056	177,149
Trading portfolio (w/o loans)	37,167	44,576	47,068	42,197	40,851
Available-for-sale financial assets	37,203	37,069	37,208	41,017	44,978
Due from credit institutions**	27,759	28,179	31,555	28,904	30,244
Intangible assets and property and equipment	5,566	5,522	5,995	6,520	6,633
Other assets	57,236	57,613	69,425	76,412	82,987

Total assets/liabilities & shareholders’ equity	302,619	316,045	352,174	365,107	382,841

Customer deposits**	156,328	156,928	175,450	184,192	191,843
Marketable debt securities**	11,521	12,377	16,572	20,545	26,541
Subordinated debt**	7,026	7,151	7,311	7,593	7,936
Insurance liabilities	7,020	5,611	4,015	12,714	13,399
Due to credit institutions**	39,952	52,962	51,021	50,913	54,835
Other liabilities	51,707	53,426	68,313	61,349	56,283
Shareholders’ equity***	29,065	27,590	29,492	27,800	32,005

Other customer funds under management	92,376	91,752	92,586	103,128	110,350

Mutual funds	73,387	71,842	71,484	82,338	90,340
Pension funds	—	(0)	—	(0)	(0)
Managed portfolios	18,800	19,640	20,798	19,776	18,827
Savings-insurance policies	189	270	304	1,013	1,184

Customer funds under management	267,251	268,208	291,920	315,459	336,670

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Latin America. Results
Million euros

	Gross income		Net operating income		Attributable profit to the Group
	Q1 ’11	Var. (%)	Q1 ’11	Var. (%)	Q1 ’11	Var. (%)

Brazil	3,926	21.5	2,476	20.6	732	22.5
Mexico	614	7.0	383	5.6	256	80.1
Chile	516	8.8	324	3.8	162	23.4
Argentina	219	14.8	114	2.9	70	5.9
Uruguay	36	(16.4)	8	(64.0)	4	(71.4)
Colombia	46	15.1	18	19.3	11	4.9
Puerto Rico	84	(4.3)	41	(13.5)	8	(7.3)
Rest	33	12.9	3	(38.4)	(4)	—

Subtotal	5,475	17.2	3,367	15.0	1,239	27.7

Santander Private Banking	73	19.3	40	23.8	31	(2.0)

Total	5,548	17.2	3,407	15.1	1,270	26.8

Latin America. Results
Million dollars

	Gross income		Net operating income		Attributable profit to the Group
	Q1 ’11	Var. (%)	Q1 ’11	Var. (%)	Q1 ’11	Var. (%)

Brazil	5,368	20.2	3,385	19.3	1,001	21.2
Mexico	839	5.9	523	4.4	350	78.1
Chile	706	7.6	443	2.7	222	22.1
Argentina	299	13.6	156	1.8	95	4.8
Uruguay	50	(17.3)	10	(64.4)	6	(71.7)
Colombia	62	13.9	25	18.0	15	3.8
Puerto Rico	115	(5.3)	57	(14.4)	11	(8.3)
Rest	46	11.7	4	(39.1)	(6)	—

Subtotal	7,486	16.0	4,604	13.8	1,694	26.3

Santander Private Banking	100	18.0	54	22.5	42	(3.0)

Total	7,586	16.0	4,658	13.9	1,736	25.4

Brazil
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	2,938	2,378	561	23.6

Net fees	810	671	139	20.8
Gains (losses) on financial transactions	195	179	16	9.0
Other operating income*	(17)	4	(22)	—

Gross income	3,926	3,232	695	21.5

Operating expenses	(1,450)	(1,178)	(272)	23.1
General administrative expenses	(1,303)	(1,070)	(232)	21.7
Personnel	(727)	(560)	(167)	29.9
Other general administrative expenses	(575)	(511)	(65)	12.7
Depreciation and amortisation	(148)	(108)	(40)	37.2

Net operating income	2,476	2,053	423	20.6

Net loan-loss provisions	(1,046)	(946)	(99)	10.5
Other income	(232)	(230)	(2)	0.7

Profit before taxes	1,199	877	322	36.7

Tax on profit	(309)	(174)	(136)	78.1

Profit from continuing operations	889	703	186	26.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	889	703	186	26.5

Minority interests	157	106	51	48.7

Attributable profit to the Group	732	597	135	22.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	69,447	56,616	12,830	22.7
Trading portfolio (w/o loans)	10,567	9,823	744	7.6
Available-for-sale financial assets	22,584	15,911	6,673	41.9
Due from credit institutions**	10,966	9,387	1,579	16.8
Intangible assets and property and equipment	3,679	3,119	561	18.0
Other assets	40,534	28,918	11,615	40.2

Total assets/liabilities & shareholders’ equity	157,776	123,775	34,002	27.5

Customer deposits**	75,605	63,066	12,540	19.9
Marketable debt securities**	11,780	4,675	7,105	152.0
Subordinated debt**	4,325	4,099	227	5.5
Insurance liabilities	8,679	4,697	3,981	84.8
Due to credit institutions**	22,091	13,390	8,701	65.0
Other liabilities	23,612	21,218	2,394	11.3
Shareholders’ equity***	11,684	12,631	(947)	(7.5)

Other customer funds under management	50,822	40,968	9,854	24.1

Mutual funds	46,705	37,526	9,180	24.5
Pension funds	—	—	—	—
Managed portfolios	3,568	3,442	126	3.7
Savings-insurance policies	549	—	549	—

Customer funds under management	142,533	112,807	29,726	26.4

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	24.91	20.58	4.33 p.
Efficiency ratio (with amortisations)	36.9	36.5	0.4 p.
NPL ratio	4.85	5.04	(0.19 p.	)
NPL coverage	104	100	5 p.
Number of employees (direct & indirect)	54,041	51,429	2,612		5.1
Number of branches	3,703	3,587	116		3.2

Brazil
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	2,378	2,612	2,692	2,779	2,938

Net fees	671	768	789	773	810
Gains (losses) on financial transactions	179	209	289	298	195
Other operating income*	4	(19)	(46)	(54)	(17)

Gross income	3,232	3,571	3,725	3,796	3,926

Operating expenses	(1,178)	(1,341)	(1,393)	(1,403)	(1,450)
General administrative expenses	(1,070)	(1,219)	(1,263)	(1,255)	(1,303)
Personnel	(560)	(640)	(672)	(720)	(727)
Other general administrative expenses	(511)	(579)	(591)	(535)	(575)
Depreciation and amortisation	(108)	(122)	(131)	(148)	(148)

Net operating income	2,053	2,230	2,331	2,393	2,476

Net loan-loss provisions	(946)	(980)	(846)	(937)	(1,046)
Other income	(230)	(181)	(218)	(117)	(232)

Profit before taxes	877	1,069	1,267	1,339	1,199

Tax on profit	(174)	(262)	(335)	(429)	(309)

Profit from continuing operations	703	807	933	910	889

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	703	807	933	910	889

Minority interests	106	121	153	159	157

Attributable profit to the Group	597	686	780	751	732

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	56,616	64,495	65,064	71,027	69,447
Trading portfolio (w/o loans)	9,823	16,495	10,511	11,529	10,567
Available-for-sale financial assets	15,911	19,731	17,506	21,257	22,584
Due from credit institutions**	9,387	10,167	11,270	10,863	10,966
Intangible assets and property and equipment	3,119	3,470	3,419	3,813	3,679
Other assets	28,918	34,274	38,203	41,775	40,534

Total assets/liabilities & shareholders’ equity	123,775	148,631	145,973	160,264	157,776

Customer deposits**	63,066	71,466	73,829	75,669	75,605
Marketable debt securities**	4,675	5,540	6,596	9,164	11,780
Subordinated debt**	4,099	4,566	4,065	4,372	4,325
Insurance liabilities	4,697	3,960	2,333	8,857	8,679
Due to credit institutions**	13,390	26,551	21,239	24,233	22,091
Other liabilities	21,218	23,155	25,762	26,362	23,612
Shareholders’ equity***	12,631	13,393	12,149	11,608	11,684

Other customer funds under management	40,968	44,614	39,422	48,727	50,822

Mutual funds	37,526	40,476	35,300	43,942	46,705
Pension funds	—	—	—	—	—
Managed portfolios	3,442	4,084	4,062	4,205	3,568
Savings-insurance policies	—	55	60	580	549

Customer funds under management	112,807	126,186	123,912	137,931	142,533

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	5.04	5.01	4.97	4.91	4.85
NPL coverage	100	98	98	101	104

Spread (Retail Banking)	16.13	16.23	15.81	15.42	15.84

Spread loans	15.26	15.29	14.73	14.29	14.72
Spread deposits	0.87	0.94	1.08	1.13	1.12

Brazil
Million dollars

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	4,018	3,286	732	22.3

Net fees	1,108	927	181	19.5
Gains (losses) on financial transactions	266	247	19	7.8
Other operating income*	(23)	6	(30)	—

Gross income	5,368	4,466	902	20.2

Operating expenses	(1,983)	(1,628)	(355)	21.8
General administrative expenses	(1,781)	(1,479)	(301)	20.4
Personnel	(994)	(774)	(221)	28.5
Other general administrative expenses	(787)	(706)	(81)	11.5
Depreciation and amortisation	(202)	(149)	(53)	35.7

Net operating income	3,385	2,838	548	19.3

Net loan-loss provisions	(1,430)	(1,308)	(122)	9.3
Other income	(317)	(318)	1	(0.3)

Profit before taxes	1,639	1,212	427	35.2

Tax on profit	(423)	(240)	(183)	76.2

Profit from continuing operations	1,216	972	244	25.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,216	972	244	25.1

Minority interests	215	146	69	47.1

Attributable profit to the Group	1,001	826	175	21.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	98,663	76,313	22,350	29.3
Trading portfolio (w/o loans)	15,012	13,240	1,772	13.4
Available-for-sale financial assets	32,085	21,447	10,638	49.6
Due from credit institutions**	15,580	12,653	2,926	23.1
Intangible assets and property and equipment	5,227	4,204	1,024	24.4
Other assets	57,586	38,979	18,607	47.7

Total assets/liabilities & shareholders’ equity	224,153	166,836	57,317	34.4

Customer deposits**	107,412	85,006	22,406	26.4
Marketable debt securities**	16,736	6,301	10,435	165.6
Subordinated debt**	6,145	5,525	621	11.2
Insurance liabilities	12,330	6,331	5,998	94.7
Due to credit institutions**	31,384	18,048	13,336	73.9
Other liabilities	33,546	28,600	4,946	17.3
Shareholders’ equity***	16,599	17,025	(426)	(2.5)

Other customer funds under management	72,203	55,221	16,982	30.8

Mutual funds	66,354	50,581	15,773	31.2
Pension funds	—	—	—	—
Managed portfolios	5,069	4,640	429	9.3
Savings-insurance policies	779	—	779	—

Customer funds under management	202,497	152,053	50,444	33.2

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	3,286	3,313	3,474	3,765	4,018

Net fees	927	976	1,019	1,048	1,108
Gains (losses) on financial transactions	247	266	375	402	266
Other operating income*	6	(25)	(60)	(72)	(23)

Gross income	4,466	4,531	4,808	5,142	5,368

Operating expenses	(1,628)	(1,703)	(1,799)	(1,901)	(1,983)
General administrative expenses	(1,479)	(1,549)	(1,630)	(1,700)	(1,781)
Personnel	(774)	(814)	(868)	(973)	(994)
Other general administrative expenses	(706)	(735)	(762)	(727)	(787)
Depreciation and amortisation	(149)	(155)	(169)	(200)	(202)

Net operating income	2,838	2,827	3,009	3,241	3,385

Net loan-loss provisions	(1,308)	(1,240)	(1,088)	(1,271)	(1,430)
Other income	(318)	(226)	(282)	(162)	(317)

Profit before taxes	1,212	1,362	1,640	1,808	1,639

Tax on profit	(240)	(336)	(434)	(576)	(423)

Profit from continuing operations	972	1,025	1,206	1,232	1,216

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	972	1,025	1,206	1,232	1,216

Minority interests	146	154	198	215	215

Attributable profit to the Group	826	871	1,008	1,017	1,001

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	76,313	79,141	88,800	94,907	98,663
Trading portfolio (w/o loans)	13,240	20,240	14,346	15,405	15,012
Available-for-sale financial assets	21,447	24,212	23,892	28,404	32,085
Due from credit institutions**	12,653	12,476	15,381	14,515	15,580
Intangible assets and property and equipment	4,204	4,258	4,667	5,095	5,227
Other assets	38,979	42,058	52,139	55,820	57,586

Total assets/liabilities & shareholders’ equity	166,836	182,385	199,224	214,144	224,153

Customer deposits**	85,006	87,696	100,761	101,108	107,412
Marketable debt securities**	6,301	6,798	9,002	12,245	16,736
Subordinated debt**	5,525	5,603	5,548	5,841	6,145
Insurance liabilities	6,331	4,859	3,184	11,835	12,330
Due to credit institutions**	18,048	32,581	28,987	32,380	31,384
Other liabilities	28,600	28,414	35,160	35,225	33,546
Shareholders’ equity***	17,025	16,434	16,581	15,510	16,599

Other customer funds under management	55,221	54,746	53,803	65,108	72,203

Mutual funds	50,581	49,668	48,178	58,715	66,354
Pension funds	—	—	—	—	—
Managed portfolios	4,640	5,011	5,543	5,618	5,069
Savings-insurance policies	—	67	82	775	779

Customer funds under management	152,053	154,843	169,115	184,303	202,497

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million brazilian real

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	6,696	5,920	776	13.1

Net fees	1,847	1,671	176	10.5
Gains (losses) on financial transactions	444	445	(1)	(0.2)
Other operating income*	(39)	11	(50)	—

Gross income	8,948	8,047	901	11.2

Operating expenses	(3,305)	(2,934)	(371)	12.7
General administrative expenses	(2,968)	(2,666)	(303)	11.4
Personnel	(1,657)	(1,394)	(263)	18.9
Other general administrative expenses	(1,311)	(1,272)	(40)	3.1
Depreciation and amortisation	(337)	(269)	(69)	25.5

Net operating income	5,643	5,113	530	10.4

Net loan-loss provisions	(2,383)	(2,357)	(27)	1.1
Other income	(528)	(573)	45	(7.8)

Profit before taxes	2,731	2,183	548	25.1

Tax on profit	(705)	(432)	(272)	63.0

Profit from continuing operations	2,027	1,751	276	15.7

Net profit from discontinued operations	—	—	—	—

Consolidated profit	2,027	1,751	276	15.7

Minority interests	358	263	95	36.1

Attributable profit to the Group	1,668	1,488	181	12.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	160,130	136,122	24,008	17.6
Trading portfolio (w/o loans)	24,365	23,617	747	3.2
Available-for-sale financial assets	52,074	38,255	13,819	36.1
Due from credit institutions**	25,286	22,570	2,716	12.0
Intangible assets and property and equipment	8,484	7,498	986	13.1
Other assets	93,462	69,529	23,933	34.4

Total assets/liabilities & shareholders’ equity	363,800	297,591	66,209	22.2

Customer deposits**	174,331	151,629	22,702	15.0
Marketable debt securities**	27,162	11,239	15,923	141.7
Subordinated debt**	9,974	9,855	119	1.2
Insurance liabilities	20,011	11,293	8,718	77.2
Due to credit institutions**	50,937	32,193	18,744	58.2
Other liabilities	54,445	51,014	3,431	6.7
Shareholders’ equity***	26,941	30,369	(3,428)	(11.3)

Other customer funds under management	117,186	98,500	18,686	19.0

Mutual funds	107,693	90,224	17,470	19.4
Pension funds	—	—	—	—
Managed portfolios	8,228	8,276	(49)	(0.6)
Savings-insurance policies	1,265	—	1,265	—

Customer funds under management	328,653	271,223	57,430	21.2

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Brazil
Million brazilian real

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	5,920	5,939	6,075	6,400	6,696

Net fees	1,671	1,749	1,782	1,778	1,847
Gains (losses) on financial transactions	445	478	659	687	444
Other operating income*	11	(45)	(106)	(125)	(39)

Gross income	8,047	8,121	8,410	8,739	8,948

Operating expenses	(2,934)	(3,054)	(3,147)	(3,230)	(3,305)
General administrative expenses	(2,666)	(2,776)	(2,851)	(2,888)	(2,968)
Personnel	(1,394)	(1,459)	(1,518)	(1,658)	(1,657)
Other general administrative expenses	(1,272)	(1,318)	(1,333)	(1,230)	(1,311)
Depreciation and amortisation	(269)	(277)	(296)	(342)	(337)

Net operating income	5,113	5,068	5,263	5,509	5,643

Net loan-loss provisions	(2,357)	(2,222)	(1,894)	(2,156)	(2,383)
Other income	(573)	(404)	(492)	(267)	(528)

Profit before taxes	2,183	2,442	2,877	3,087	2,731

Tax on profit	(432)	(604)	(764)	(990)	(705)

Profit from continuing operations	1,751	1,838	2,114	2,096	2,027

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	1,751	1,838	2,114	2,096	2,027

Minority interests	263	276	347	367	358

Attributable profit to the Group	1,488	1,562	1,766	1,729	1,668

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	136,122	142,417	150,956	157,517	160,130
Trading portfolio (w/o loans)	23,617	36,423	24,387	25,567	24,365
Available-for-sale financial assets	38,255	43,570	40,615	47,142	52,074
Due from credit institutions**	22,570	22,450	26,147	24,090	25,286
Intangible assets and property and equipment	7,498	7,662	7,934	8,456	8,484
Other assets	69,529	75,684	88,635	92,644	93,462

Total assets/liabilities & shareholders’ equity	297,591	328,206	338,672	355,417	363,800

Customer deposits**	151,629	157,811	171,290	167,810	174,331
Marketable debt securities**	11,239	12,234	15,304	20,322	27,162
Subordinated debt**	9,855	10,082	9,432	9,695	9,974
Insurance liabilities	11,293	8,743	5,412	19,643	20,011
Due to credit institutions**	32,193	58,631	49,277	53,741	50,937
Other liabilities	51,014	51,131	59,771	58,463	54,445
Shareholders’ equity***	30,369	29,574	28,187	25,742	26,941

Other customer funds under management	98,500	98,517	91,463	108,061	117,186

Mutual funds	90,224	89,379	81,900	97,450	107,693
Pension funds	—	—	—	—	—
Managed portfolios	8,276	9,017	9,423	9,325	8,228
Savings-insurance policies	—	121	140	1,286	1,265

Customer funds under management	271,223	278,644	287,489	305,889	328,653

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	406	383	23	5.9

Net fees	159	134	25	19.0
Gains (losses) on financial transactions	49	64	(15)	(23.1)
Other operating income*	(0)	(7)	7	(96.3)

Gross income	614	574	40	7.0

Operating expenses	(231)	(211)	(20)	9.5
General administrative expenses	(204)	(187)	(16)	8.7
Personnel	(118)	(100)	(18)	18.2
Other general administrative expenses	(86)	(88)	2	(2.0)
Depreciation and amortisation	(27)	(24)	(4)	15.1

Net operating income	383	363	20	5.6

Net loan-loss provisions	(63)	(133)	69	(52.2)
Other income	(6)	(10)	4	(44.4)

Profit before taxes	314	220	94	42.8

Tax on profit	(57)	(31)	(26)	84.4

Profit from continuing operations	256	189	68	35.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	256	189	68	35.9

Minority interests	0	46	(46)	(99.2)

Attributable profit to the Group	256	142	114	80.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	15,907	12,546	3,361	26.8
Trading portfolio (w/o loans)	12,232	10,513	1,719	16.4
Available-for-sale financial assets	3,272	5,059	(1,787)	(35.3)
Due from credit institutions**	3,739	6,134	(2,395)	(39.0)
Intangible assets and property and equipment	382	399	(18)	(4.4)
Other assets	4,120	4,070	49	1.2

Total assets/liabilities & shareholders’ equity	39,651	38,721	930	2.4

Customer deposits**	20,528	17,777	2,751	15.5
Marketable debt securities**	1,202	416	786	188.6
Subordinated debt**	—	56	(56)	(100.0)
Insurance liabilities	415	260	155	59.9
Due to credit institutions**	5,873	8,617	(2,744)	(31.8)
Other liabilities	6,939	8,329	(1,390)	(16.7)
Shareholders’ equity***	4,693	3,266	1,428	43.7

Other customer funds under management	10,481	9,901	580	5.9

Mutual funds	10,257	9,801	457	4.7
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	224	100	123	123.3

Customer funds under management	32,211	28,150	4,061	14.4

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	22.45	19.30	3.15 p.
Efficiency ratio (with amortisations)	37.7	36.8	0.9 p.
NPL ratio	1.58	1.86	(0.28 p.	)
NPL coverage	234	268	(34 p.	)
Number of employees (direct & indirect)	12,437	12,437	—		—
Number of branches	1,099	1,095	4		0.4

Mexico
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	383	430	406	394	406

Net fees	134	149	144	141	159
Gains (losses) on financial transactions	64	34	68	12	49
Other operating income*	(7)	4	(5)	5	(0)

Gross income	574	617	613	552	614

Operating expenses	(211)	(234)	(236)	(241)	(231)
General administrative expenses	(187)	(204)	(210)	(213)	(204)
Personnel	(100)	(108)	(110)	(112)	(118)
Other general administrative expenses	(88)	(96)	(100)	(101)	(86)
Depreciation and amortisation	(24)	(30)	(26)	(27)	(27)

Net operating income	363	383	377	311	383

Net loan-loss provisions	(133)	(124)	(103)	(109)	(63)
Other income	(10)	(21)	(9)	10	(6)

Profit before taxes	220	239	265	213	314

Tax on profit	(31)	(52)	(45)	(14)	(57)

Profit from continuing operations	189	187	219	199	256

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	189	187	219	199	256

Minority interests	46	47	36	0	0

Attributable profit to the Group	142	140	183	198	256

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	12,546	14,334	14,346	15,156	15,907
Trading portfolio (w/o loans)	10,513	12,356	14,524	13,004	12,232
Available-for-sale financial assets	5,059	4,604	4,010	3,716	3,272
Due from credit institutions**	6,134	6,407	6,640	4,478	3,739
Intangible assets and property and equipment	399	407	372	401	382
Other assets	4,070	4,319	3,926	4,394	4,120

Total assets/liabilities & shareholders’ equity	38,721	42,427	43,816	41,148	39,651

Customer deposits**	17,777	19,317	19,356	21,144	20,528
Marketable debt securities**	416	485	378	363	1,202
Subordinated debt**	56	66	—	—	—
Insurance liabilities	260	320	295	303	415
Due to credit institutions**	8,617	7,804	8,615	7,507	5,873
Other liabilities	8,329	10,977	10,943	7,840	6,939
Shareholders’ equity***	3,266	3,459	4,230	3,991	4,693

Other customer funds under management	9,901	10,822	10,114	10,114	10,481

Mutual funds	9,801	10,709	10,009	10,005	10,257
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	100	112	105	109	224

Customer funds under management	28,150	30,690	29,848	31,622	32,211

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	1.86	1.77	2.20	1.84	1.58
NPL coverage	268	257	199	215	234

Spread (Retail Banking)	12.08	11.42	11.23	10.98	10.67

Spread loans	10.03	9.50	9.20	8.93	8.58
Spread deposits	2.05	1.92	2.03	2.05	2.09

Mexico
Million dollars

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	555	529	25	4.8

Net fees	218	185	33	17.7
Gains (losses) on financial transactions	67	88	(21)	(24.0)
Other operating income*	(0)	(10)	10	(96.3)

Gross income	839	793	46	5.9

Operating expenses	(316)	(292)	(24)	8.3
General administrative expenses	(279)	(259)	(20)	7.6
Personnel	(161)	(138)	(23)	17.0
Other general administrative expenses	(118)	(121)	4	(3.0)
Depreciation and amortisation	(37)	(33)	(5)	13.9

Net operating income	523	501	22	4.4

Net loan-loss provisions	(87)	(183)	97	(52.7)
Other income	(8)	(14)	6	(45.0)

Profit before taxes	429	304	125	41.2

Tax on profit	(78)	(43)	(35)	82.4

Profit from continuing operations	351	261	90	34.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	351	261	90	34.5

Minority interests	1	64	(64)	(99.2)

Attributable profit to the Group	350	197	154	78.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	22,599	16,910	5,689	33.6
Trading portfolio (w/o loans)	17,378	14,170	3,207	22.6
Available-for-sale financial assets	4,648	6,819	(2,171)	(31.8)
Due from credit institutions**	5,312	8,268	(2,956)	(35.8)
Intangible assets and property and equipment	542	538	4	0.8
Other assets	5,853	5,486	366	6.7

Total assets/liabilities & shareholders’ equity	56,332	52,192	4,140	7.9

Customer deposits**	29,165	23,962	5,203	21.7
Marketable debt securities**	1,708	561	1,146	204.2
Subordinated debt**	—	75	(75)	(100.0)
Insurance liabilities	590	350	240	68.5
Due to credit institutions**	8,344	11,615	(3,271)	(28.2)
Other liabilities	9,858	11,227	(1,369)	(12.2)
Shareholders’ equity***	6,668	4,402	2,266	51.5

Other customer funds under management	14,890	13,345	1,545	11.6

Mutual funds	14,573	13,210	1,362	10.3
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	318	135	183	135.3

Customer funds under management	45,763	37,943	7,819	20.6

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	529	546	524	536	555

Net fees	185	189	186	191	218
Gains (losses) on financial transactions	88	41	88	17	67
Other operating income*	(10)	6	(7)	7	(0)

Gross income	793	782	791	751	839

Operating expenses	(292)	(297)	(305)	(326)	(316)
General administrative expenses	(259)	(259)	(271)	(289)	(279)
Personnel	(138)	(137)	(142)	(152)	(161)
Other general administrative expenses	(121)	(122)	(129)	(137)	(118)
Depreciation and amortisation	(33)	(38)	(34)	(37)	(37)

Net operating income	501	485	486	425	523

Net loan-loss provisions	(183)	(156)	(133)	(148)	(87)
Other income	(14)	(27)	(11)	13	(8)

Profit before taxes	304	303	342	290	429

Tax on profit	(43)	(66)	(59)	(20)	(78)

Profit from continuing operations	261	236	283	270	351

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	261	236	283	270	351

Minority interests	64	60	46	2	1

Attributable profit to the Group	197	177	237	268	350

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	16,910	17,589	19,579	20,252	22,599
Trading portfolio (w/o loans)	14,170	15,161	19,822	17,376	17,378
Available-for-sale financial assets	6,819	5,650	5,473	4,965	4,648
Due from credit institutions**	8,268	7,862	9,062	5,983	5,312
Intangible assets and property and equipment	538	500	507	535	542
Other assets	5,486	5,300	5,358	5,871	5,853

Total assets/liabilities & shareholders’ equity	52,192	52,062	59,801	54,982	56,332

Customer deposits**	23,962	23,704	26,418	28,253	29,165
Marketable debt securities**	561	595	516	485	1,708
Subordinated debt**	75	81	—	—	—
Insurance liabilities	350	392	403	404	590
Due to credit institutions**	11,615	9,576	11,757	10,031	8,344
Other liabilities	11,227	13,469	14,935	10,476	9,858
Shareholders’ equity***	4,402	4,245	5,773	5,333	6,668

Other customer funds under management	13,345	13,279	13,803	13,515	14,890

Mutual funds	13,210	13,142	13,660	13,369	14,573
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	135	138	143	146	318

Customer funds under management	37,943	37,659	40,737	42,253	45,763

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million new mexican peso

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	6,692	6,756	(64)	(0.9)

Net fees	2,626	2,360	266	11.3
Gains (losses) on financial transactions	812	1,129	(317)	(28.1)
Other operating income*	(4)	(127)	122	(96.5)

Gross income	10,125	10,119	7	0.1

Operating expenses	(3,812)	(3,724)	(88)	2.4
General administrative expenses	(3,362)	(3,306)	(56)	1.7
Personnel	(1,941)	(1,756)	(185)	10.6
Other general administrative expenses	(1,421)	(1,550)	129	(8.3)
Depreciation and amortisation	(451)	(419)	(32)	7.6

Net operating income	6,313	6,394	(81)	(1.3)

Net loan-loss provisions	(1,045)	(2,339)	1,294	(55.3)
Other income	(93)	(179)	86	(48.0)

Profit before taxes	5,175	3,876	1,299	33.5

Tax on profit	(945)	(548)	(397)	72.4

Profit from continuing operations	4,230	3,328	902	27.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	4,230	3,328	902	27.1

Minority interests	6	820	(814)	(99.3)

Attributable profit to the Group	4,224	2,508	1,715	68.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	269,266	208,977	60,288	28.8
Trading portfolio (w/o loans)	207,056	175,117	31,939	18.2
Available-for-sale financial assets	55,381	84,265	(28,883)	(34.3)
Due from credit institutions**	63,293	102,177	(38,883)	(38.1)
Intangible assets and property and equipment	6,461	6,649	(189)	(2.8)
Other assets	69,734	67,799	1,935	2.9

Total assets/liabilities & shareholders’ equity	671,191	644,984	26,207	4.1

Customer deposits**	347,496	296,120	51,376	17.3
Marketable debt securities**	20,349	6,937	13,411	193.3
Subordinated debt**	—	927	(927)	(100.0)
Insurance liabilities	7,026	4,325	2,701	62.5
Due to credit institutions**	99,415	143,533	(44,119)	(30.7)
Other liabilities	117,458	138,742	(21,284)	(15.3)
Shareholders’ equity***	79,447	54,399	25,048	46.0

Other customer funds under management	177,415	164,917	12,497	7.6

Mutual funds	173,631	163,250	10,381	6.4
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	3,784	1,668	2,116	126.9

Customer funds under management	545,260	468,902	76,358	16.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Mexico
Million new mexican peso

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	6,756	6,865	6,709	6,629	6,692

Net fees	2,360	2,369	2,383	2,367	2,626
Gains (losses) on financial transactions	1,129	507	1,118	198	812
Other operating income*	(127)	76	(85)	85	(4)

Gross income	10,119	9,816	10,124	9,279	10,125

Operating expenses	(3,724)	(3,726)	(3,904)	(4,040)	(3,812)
General administrative expenses	(3,306)	(3,250)	(3,469)	(3,581)	(3,362)
Personnel	(1,756)	(1,721)	(1,816)	(1,882)	(1,941)
Other general administrative expenses	(1,550)	(1,529)	(1,654)	(1,700)	(1,421)
Depreciation and amortisation	(419)	(476)	(435)	(459)	(451)

Net operating income	6,394	6,090	6,220	5,238	6,313

Net loan-loss provisions	(2,339)	(1,952)	(1,703)	(1,833)	(1,045)
Other income	(179)	(335)	(143)	171	(93)

Profit before taxes	3,876	3,803	4,374	3,576	5,175

Tax on profit	(548)	(836)	(749)	(238)	(945)

Profit from continuing operations	3,328	2,967	3,625	3,338	4,230

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	3,328	2,967	3,625	3,338	4,230

Minority interests	820	748	591	9	6

Attributable profit to the Group	2,508	2,219	3,034	3,329	4,224

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	208,977	225,558	245,681	250,795	269,266
Trading portfolio (w/o loans)	175,117	194,430	248,727	215,180	207,056
Available-for-sale financial assets	84,265	72,457	68,671	61,487	55,381
Due from credit institutions**	102,177	100,819	113,715	74,092	63,293
Intangible assets and property and equipment	6,649	6,411	6,366	6,630	6,461
Other assets	67,799	67,969	67,230	72,713	69,734

Total assets/liabilities & shareholders’ equity	644,984	667,643	750,392	680,897	671,191

Customer deposits**	296,120	303,977	331,494	349,884	347,496
Marketable debt securities**	6,937	7,634	6,472	6,011	20,349
Subordinated debt**	927	1,035	—	—	—
Insurance liabilities	4,325	5,030	5,052	5,007	7,026
Due to credit institutions**	143,533	122,800	147,535	124,218	99,415
Other liabilities	138,742	172,730	187,403	129,732	117,458
Shareholders’ equity***	54,399	54,437	72,435	66,046	79,447

Other customer funds under management	164,917	170,295	173,206	167,368	177,415

Mutual funds	163,250	168,527	171,407	165,563	173,631
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	1,668	1,769	1,800	1,805	3,784

Customer funds under management	468,902	482,943	511,173	523,263	545,260

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	364	340	24	7.0

Net fees	110	91	18	20.1
Gains (losses) on financial transactions	31	42	(12)	(27.5)
Other operating income*	12	1	11	—

Gross income	516	475	42	8.8

Operating expenses	(192)	(162)	(30)	18.5
General administrative expenses	(169)	(142)	(27)	19.0
Personnel	(105)	(86)	(18)	21.0
Other general administrative expenses	(65)	(56)	(9)	15.8
Depreciation and amortisation	(23)	(20)	(3)	15.3

Net operating income	324	312	12	3.8

Net loan-loss provisions	(75)	(111)	36	(32.5)
Other income	2	(7)	8	—

Profit before taxes	251	195	56	28.8

Tax on profit	(43)	(29)	(14)	47.5

Profit from continuing operations	207	165	42	25.5

Net profit from discontinued operations	—	—	—	—

Consolidated profit	207	165	42	25.5

Minority interests	45	34	11	33.5

Attributable profit to the Group	162	132	31	23.4

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	24,562	20,313	4,249	20.9
Trading portfolio (w/o loans)	2,782	3,862	(1,080)	(28.0)
Available-for-sale financial assets	2,944	2,654	290	10.9
Due from credit institutions**	2,471	2,148	323	15.0
Intangible assets and property and equipment	332	353	(21)	(5.9)
Other assets	4,108	2,496	1,612	64.6

Total assets/liabilities & shareholders’ equity	37,198	31,825	5,373	16.9

Customer deposits**	18,353	14,934	3,419	22.9
Marketable debt securities**	5,462	3,191	2,272	71.2
Subordinated debt**	1,046	858	188	21.9
Insurance liabilities	314	229	85	37.4
Due to credit institutions**	4,207	5,692	(1,485)	(26.1)
Other liabilities	5,054	4,473	581	13.0
Shareholders’ equity***	2,761	2,449	312	12.8

Other customer funds under management	4,929	5,281	(352)	(6.7)

Mutual funds	4,868	5,241	(374)	(7.1)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	61	40	21	54.1

Customer funds under management	29,791	24,264	5,527	22.8

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	23.97	23.16	0.81 p.
Efficiency ratio (with amortisations)	37.2	34.2	3.0 p.
NPL ratio	3.80	3.36	0.44 p.
NPL coverage	89	99	(10 p.	)
Number of employees (direct & indirect)	11,711	11,753	(42)		(0.4)
Number of branches	506	498	8		1.6

Chile
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	340	391	388	381	364

Net fees	91	102	104	113	110
Gains (losses) on financial transactions	42	11	23	13	31
Other operating income*	1	12	9	11	12

Gross income	475	516	524	518	516

Operating expenses	(162)	(188)	(189)	(197)	(192)
General administrative expenses	(142)	(166)	(169)	(174)	(169)
Personnel	(86)	(107)	(105)	(111)	(105)
Other general administrative expenses	(56)	(59)	(64)	(63)	(65)
Depreciation and amortisation	(20)	(22)	(20)	(23)	(23)

Net operating income	312	327	335	321	324

Net loan-loss provisions	(111)	(89)	(65)	(59)	(75)
Other income	(7)	8	(5)	35	2

Profit before taxes	195	246	265	297	251

Tax on profit	(29)	(36)	(29)	(60)	(43)

Profit from continuing operations	165	210	236	237	207

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	165	210	236	237	207

Minority interests	34	46	49	48	45

Attributable profit to the Group	132	164	187	189	162

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	20,313	22,470	23,587	25,732	24,562
Trading portfolio (w/o loans)	3,862	4,214	4,346	3,532	2,782
Available-for-sale financial assets	2,654	2,460	3,081	2,825	2,944
Due from credit institutions**	2,148	2,728	2,235	2,349	2,471
Intangible assets and property and equipment	353	349	348	374	332
Other assets	2,496	2,341	2,861	3,987	4,108

Total assets/liabilities & shareholders’ equity	31,825	34,561	36,458	38,799	37,198

Customer deposits**	14,934	16,666	16,674	18,108	18,353
Marketable debt securities**	3,191	3,887	4,929	5,590	5,462
Subordinated debt**	858	970	1,076	1,100	1,046
Insurance liabilities	229	271	292	332	314
Due to credit institutions**	5,692	5,598	4,607	5,567	4,207
Other liabilities	4,473	4,933	6,699	5,914	5,054
Shareholders’ equity***	2,449	2,236	2,181	2,187	2,761

Other customer funds under management	5,281	5,423	5,246	5,875	4,929

Mutual funds	5,241	5,370	5,189	5,806	4,868
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	40	53	57	69	61

Customer funds under management	24,264	26,946	27,925	30,674	29,791

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	3.36	3.31	3.58	3.74	3.80
NPL coverage	99	97	94	89	89

Spread (Retail Banking)	7.49	7.33	7.03	6.69	7.47

Spread loans	5.24	5.03	4.76	4.52	4.38
Spread deposits	2.25	2.30	2.27	2.17	3.09

Chile
Million dollars

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	498	470	27	5.8

Net fees	150	126	24	18.9
Gains (losses) on financial transactions	42	58	(16)	(28.2)
Other operating income*	16	1	15	—

Gross income	706	656	50	7.6

Operating expenses	(263)	(224)	(39)	17.2
General administrative expenses	(231)	(197)	(35)	17.7
Personnel	(143)	(119)	(23)	19.7
Other general administrative expenses	(89)	(77)	(11)	14.6
Depreciation and amortisation	(31)	(28)	(4)	14.1

Net operating income	443	431	11	2.7

Net loan-loss provisions	(103)	(153)	51	(33.2)
Other income	2	(9)	11	—

Profit before taxes	343	269	74	27.4

Tax on profit	(59)	(41)	(19)	46.0

Profit from continuing operations	283	228	55	24.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	283	228	55	24.1

Minority interests	61	46	15	32.1

Attributable profit to the Group	222	182	40	22.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	34,896	27,380	7,515	27.4
Trading portfolio (w/o loans)	3,952	5,205	(1,253)	(24.1)
Available-for-sale financial assets	4,182	3,577	606	16.9
Due from credit institutions**	3,510	2,895	615	21.2
Intangible assets and property and equipment	471	475	(4)	(0.8)
Other assets	5,836	3,365	2,472	73.5

Total assets/liabilities & shareholders’ equity	52,848	42,897	9,951	23.2

Customer deposits**	26,074	20,130	5,945	29.5
Marketable debt securities**	7,760	4,301	3,460	80.5
Subordinated debt**	1,486	1,157	330	28.5
Insurance liabilities	447	308	138	44.8
Due to credit institutions**	5,977	7,672	(1,695)	(22.1)
Other liabilities	7,181	6,029	1,151	19.1
Shareholders’ equity***	3,923	3,301	622	18.8

Other customer funds under management	7,003	7,118	(116)	(1.6)

Mutual funds	6,916	7,065	(149)	(2.1)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	87	54	33	62.4

Customer funds under management	42,323	32,705	9,618	29.4

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	470	496	500	516	498

Net fees	126	129	135	153	150
Gains (losses) on financial transactions	58	12	30	19	42
Other operating income*	1	16	12	15	16

Gross income	656	654	677	703	706

Operating expenses	(224)	(239)	(244)	(267)	(263)
General administrative expenses	(197)	(211)	(219)	(235)	(231)
Personnel	(119)	(136)	(136)	(150)	(143)
Other general administrative expenses	(77)	(75)	(83)	(85)	(89)
Depreciation and amortisation	(28)	(28)	(26)	(32)	(31)

Net operating income	431	414	432	436	443

Net loan-loss provisions	(153)	(111)	(82)	(81)	(103)
Other income	(9)	11	(7)	46	2

Profit before taxes	269	314	343	401	343

Tax on profit	(41)	(46)	(38)	(81)	(59)

Profit from continuing operations	228	268	305	320	283

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	228	268	305	320	283

Minority interests	46	59	63	65	61

Attributable profit to the Group	182	209	242	255	222

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	27,380	27,572	32,192	34,383	34,896
Trading portfolio (w/o loans)	5,205	5,171	5,932	4,720	3,952
Available-for-sale financial assets	3,577	3,018	4,205	3,774	4,182
Due from credit institutions**	2,895	3,348	3,050	3,138	3,510
Intangible assets and property and equipment	475	428	474	500	471
Other assets	3,365	2,873	3,905	5,328	5,836

Total assets/liabilities & shareholders’ equity	42,897	42,410	49,758	51,843	52,848

Customer deposits**	20,130	20,450	22,756	24,196	26,074
Marketable debt securities**	4,301	4,770	6,727	7,470	7,760
Subordinated debt**	1,157	1,190	1,469	1,470	1,486
Insurance liabilities	308	333	399	444	447
Due to credit institutions**	7,672	6,870	6,287	7,438	5,977
Other liabilities	6,029	6,053	9,143	7,903	7,181
Shareholders’ equity***	3,301	2,744	2,977	2,923	3,923

Other customer funds under management	7,118	6,655	7,160	7,850	7,003

Mutual funds	7,065	6,590	7,082	7,758	6,916
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	54	65	78	92	87

Customer funds under management	32,705	33,065	38,112	40,986	42,323

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million chilean peso

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	239,912	244,170	(4,257)	(1.7)

Net fees	72,215	65,451	6,764	10.3
Gains (losses) on financial transactions	20,133	30,219	(10,086)	(33.4)
Other operating income*	7,932	590	7,342	—

Gross income	340,192	340,430	(238)	(0.1)

Operating expenses	(126,715)	(116,424)	(10,291)	8.8
General administrative expenses	(111,537)	(102,097)	(9,440)	9.2
Personnel	(68,859)	(61,980)	(6,879)	11.1
Other general administrative expenses	(42,679)	(40,117)	(2,561)	6.4
Depreciation and amortisation	(15,178)	(14,327)	(851)	5.9

Net operating income	213,478	224,007	(10,529)	(4.7)

Net loan-loss provisions	(49,410)	(79,655)	30,245	(38.0)
Other income	1,056	(4,763)	5,819	—

Profit before taxes	165,124	139,588	25,535	18.3

Tax on profit	(28,630)	(21,129)	(7,501)	35.5

Profit from continuing operations	136,494	118,459	18,034	15.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	136,494	118,459	18,034	15.2

Minority interests	29,553	24,106	5,447	22.6

Attributable profit to the Group	106,940	94,353	12,587	13.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	16,779,549	14,400,683	2,378,866	16.5
Trading portfolio (w/o loans)	1,900,341	2,737,538	(837,198)	(30.6)
Available-for-sale financial assets	2,011,073	1,881,218	129,854	6.9
Due from credit institutions**	1,687,726	1,522,675	165,051	10.8
Intangible assets and property and equipment	226,689	249,913	(23,225)	(9.3)
Other assets	2,806,379	1,769,688	1,036,692	58.6

Total assets/liabilities & shareholders’ equity	25,411,757	22,561,716	2,850,041	12.6

Customer deposits**	12,537,904	10,587,234	1,950,670	18.4
Marketable debt securities**	3,731,600	2,261,850	1,469,750	65.0
Subordinated debt**	714,574	608,269	106,305	17.5
Insurance liabilities	214,729	162,235	52,494	32.4
Due to credit institutions**	2,873,973	4,035,116	(1,161,143)	(28.8)
Other liabilities	3,452,794	3,171,093	281,701	8.9
Shareholders’ equity***	1,886,182	1,735,919	150,264	8.7

Other customer funds under management	3,367,169	3,743,867	(376,698)	(10.1)

Mutual funds	3,325,336	3,715,689	(390,353)	(10.5)
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	41,833	28,178	13,655	48.5

Customer funds under management	20,351,248	17,201,221	3,150,027	18.3

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Chile
Million chilean peso

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	244,170	263,631	255,238	247,161	239,912

Net fees	65,451	68,497	68,849	73,866	72,215
Gains (losses) on financial transactions	30,219	6,748	15,102	8,384	20,133
Other operating income*	590	8,598	6,137	7,111	7,932

Gross income	340,430	347,474	345,326	336,523	340,192

Operating expenses	(116,424)	(127,118)	(124,744)	(128,239)	(126,715)
General administrative expenses	(102,097)	(112,182)	(111,670)	(112,997)	(111,537)
Personnel	(61,980)	(72,207)	(69,475)	(72,032)	(68,859)
Other general administrative expenses	(40,117)	(39,975)	(42,195)	(40,966)	(42,679)
Depreciation and amortisation	(14,327)	(14,935)	(13,074)	(15,242)	(15,178)

Net operating income	224,007	220,357	220,582	208,284	213,478

Net loan-loss provisions	(79,655)	(59,113)	(41,511)	(37,386)	(49,410)
Other income	(4,763)	5,578	(3,630)	23,408	1,056

Profit before taxes	139,588	166,821	175,441	194,305	165,124

Tax on profit	(21,129)	(24,407)	(19,191)	(39,785)	(28,630)

Profit from continuing operations	118,459	142,414	156,250	154,520	136,494

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	118,459	142,414	156,250	154,520	136,494

Minority interests	24,106	31,381	32,209	31,454	29,553

Attributable profit to the Group	94,353	111,032	124,041	123,066	106,940

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	14,400,683	15,011,786	15,598,568	16,089,348	16,779,549
Trading portfolio (w/o loans)	2,737,538	2,815,194	2,874,228	2,208,774	1,900,341
Available-for-sale financial assets	1,881,218	1,643,376	2,037,373	1,766,125	2,011,073
Due from credit institutions**	1,522,675	1,822,602	1,477,963	1,468,583	1,687,726
Intangible assets and property and equipment	249,913	232,911	229,898	233,913	226,689
Other assets	1,769,688	1,563,996	1,892,025	2,493,273	2,806,379

Total assets/liabilities & shareholders’ equity	22,561,716	23,089,865	24,110,055	24,260,016	25,411,757

Customer deposits**	10,587,234	11,134,231	11,026,419	11,322,735	12,537,904
Marketable debt securities**	2,261,850	2,596,900	3,259,387	3,495,422	3,731,600
Subordinated debt**	608,269	647,889	711,860	687,851	714,574
Insurance liabilities	162,235	181,090	193,391	207,546	214,729
Due to credit institutions**	4,035,116	3,740,100	3,046,373	3,480,774	2,873,973
Other liabilities	3,171,093	3,295,674	4,430,017	3,697,996	3,452,794
Shareholders’ equity**	1,735,919	1,493,979	1,442,607	1,367,692	1,886,182

Other customer funds under management	3,743,867	3,623,158	3,469,531	3,673,419	3,367,169

Mutual funds	3,715,689	3,587,894	3,431,628	3,630,293	3,325,336
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	28,178	35,264	37,903	43,126	41,833

Customer funds under management	17,201,221	18,002,179	18,467,198	19,179,427	20,351,248

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Sovereign
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	432	413	20	4.8

Net fees	93	96	(3)	(3.1)
Gains (losses) on financial transactions	37	6	31	507.6
Other operating income*	(16)	(16)	(0)	0.8

Gross income	546	498	48	9.6

Operating expenses	(237)	(219)	(18)	8.0
General administrative expenses	(213)	(193)	(20)	10.4
Personnel	(118)	(107)	(11)	9.9
Other general administrative expenses	(95)	(85)	(9)	10.9
Depreciation and amortisation	(24)	(27)	2	(9.4)

Net operating income	309	279	30	10.8

Net loan-loss provisions	(98)	(167)	69	(41.2)
Other income	(27)	(9)	(18)	210.9

Profit before taxes	184	104	81	77.8

Tax on profit	(56)	(35)	(21)	61.0

Profit from continuing operations	128	69	59	86.2

Net profit from discontinued operations	—	—	—	—

Consolidated profit	128	69	59	86.2

Minority interests	—	—	—	—

Attributable profit to the Group	128	69	59	86.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	35,850	38,441	(2,591)	(6.7)
Trading portfolio (w/o loans)	175	191	(16)	(8.3)
Available-for-sale financial assets	9,603	10,758	(1,155)	(10.7)
Due from credit institutions**	518	315	203	64.4
Intangible assets and property and equipment	494	438	56	12.9
Other assets	4,177	3,244	933	28.8

Total assets/liabilities & shareholders’ equity	50,817	53,387	(2,570)	(4.8)

Customer deposits**	33,190	31,352	1,839	5.9
Marketable debt securities**	1,499	12,652	(11,153)	(88.2)
Subordinated debt**	2,274	2,763	(489)	(17.7)
Insurance liabilities	—	—	—	—
Due to credit institutions**	7,829	1,439	6,390	444.2
Other liabilities	1,911	2,272	(361)	(15.9)
Shareholders’ equity***	4,114	2,909	1,204	41.4

Other customer funds under management	19	229	(210)	(91.6)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	19	229	(210)	(91.6)
Savings-insurance policies	—	—	—	—

Customer funds under management	36,983	46,996	(10,013)	(21.3)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	13.43	11.61	1.82 p.
Efficiency ratio (with amortisations)	43.4	44.0	(0.6 p.	)
NPL ratio	4.15	5.14	(0.99 p.	)
NPL coverage	82	65	17 p.
Number of employees (direct & indirect)	8,709	8,503	206		2.4
Number of branches	721	722	(1)		(0.1)

Sovereign
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	413	457	451	416	432

Net fees	96	112	105	95	93
Gains (losses) on financial transactions	6	(13)	14	22	37
Other operating income*	(16)	(18)	(17)	(16)	(16)

Gross income	498	538	553	517	546

Operating expenses	(219)	(236)	(242)	(239)	(237)
General administrative expenses	(193)	(210)	(216)	(213)	(213)
Personnel	(107)	(116)	(126)	(119)	(118)
Other general administrative expenses	(85)	(94)	(91)	(94)	(95)
Depreciation and amortisation	(27)	(26)	(25)	(26)	(24)

Net operating income	279	302	311	278	309

Net loan-loss provisions	(167)	(140)	(146)	(57)	(98)
Other income	(9)	(14)	5	(75)	(27)

Profit before taxes	104	147	170	146	184

Tax on profit	(35)	(44)	(49)	(15)	(56)

Profit from continuing operations	69	103	121	132	128

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	69	103	121	132	128

Minority interests	—	—	—	—	—

Attributable profit to the Group	69	103	121	132	128

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	38,441	39,849	35,565	36,724	35,850
Trading portfolio (w/o loans)	191	249	252	211	175
Available-for-sale financial assets	10,758	11,587	8,860	10,203	9,603
Due from credit institutions**	315	718	530	722	518
Intangible assets and property and equipment	438	481	464	507	494
Other assets	3,244	3,785	5,075	3,430	4,177

Total assets/liabilities & shareholders’ equity	53,387	56,669	50,745	51,797	50,817

Customer deposits**	31,352	33,837	30,291	32,007	33,190
Marketable debt securities**	12,652	13,864	1,834	1,945	1,499
Subordinated debt**	2,763	2,913	2,692	2,781	2,274
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	1,439	52	10,691	9,567	7,829
Other liabilities	2,272	2,729	2,289	2,297	1,911
Shareholders’ equity***	2,909	3,274	2,948	3,200	4,114

Other customer funds under management	229	92	54	30	19

Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	229	92	54	30	19
Savings-insurance policies	—	—	—	—	—

Customer funds under management	46,996	50,706	34,871	36,763	36,983

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Other information
NPL ratio	5.14	5.11	4.80	4.61	4.15
NPL coverage	65	67	72	75	82

Spread (Retail Banking)	7.21	6.91	6.88	6.41	6.67

Spread loans	5.84	5.70	5.72	5.34	5.41
Spread deposits	1.37	1.21	1.16	1.07	1.26

Sovereign
Million dollars

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	591	570	21	3.7

Net fees	127	132	(5)	(4.1)
Gains (losses) on financial transactions	50	8	42	501.1
Other operating income*	(22)	(22)	0	(0.3)

Gross income	746	688	58	8.4

Operating expenses	(324)	(303)	(21)	6.8
General administrative expenses	(291)	(266)	(25)	9.2
Personnel	(161)	(148)	(13)	8.8
Other general administrative expenses	(130)	(118)	(11)	9.7
Depreciation and amortisation	(33)	(37)	4	(10.3)

Net operating income	422	385	37	9.6

Net loan-loss provisions	(134)	(230)	96	(41.8)
Other income	(36)	(12)	(25)	207.6

Profit before taxes	252	143	109	75.9

Tax on profit	(76)	(48)	(28)	59.3

Profit from continuing operations	176	95	80	84.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	176	95	80	84.3

Minority interests	—	—	—	—

Attributable profit to the Group	176	95	80	84.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	50,932	51,815	(883)	(1.7)
Trading portfolio (w/o loans)	249	258	(9)	(3.3)
Available-for-sale financial assets	13,643	14,500	(858)	(5.9)
Due from credit institutions**	736	425	312	73.3
Intangible assets and property and equipment	702	590	112	19.0
Other assets	5,934	4,373	1,561	35.7

Total assets/liabilities & shareholders’ equity	72,196	71,961	235	0.3

Customer deposits**	47,154	42,259	4,895	11.6
Marketable debt securities**	2,130	17,054	(14,924)	(87.5)
Subordinated debt**	3,231	3,724	(494)	(13.3)
Insurance liabilities	—	—	—	—
Due to credit institutions**	11,122	1,939	9,183	473.6
Other liabilities	2,715	3,063	(348)	(11.4)
Shareholders’ equity***	5,844	3,922	1,923	49.0

Other customer funds under management	27	309	(282)	(91.1)

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	27	309	(282)	(91.1)
Savings-insurance policies	—	—	—	—

Customer funds under management	52,542	63,346	(10,805)	(17.1)

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Sovereign
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	570	580	581	565	591

Net fees	132	142	135	130	127
Gains (losses) on financial transactions	8	(17)	18	29	50
Other operating income*	(22)	(22)	(21)	(22)	(22)

Gross income	688	682	713	702	746

Operating expenses	(303)	(300)	(312)	(325)	(324)
General administrative expenses	(266)	(266)	(279)	(289)	(291)
Personnel	(148)	(147)	(162)	(161)	(161)
Other general administrative expenses	(118)	(119)	(117)	(128)	(130)
Depreciation and amortisation	(37)	(33)	(33)	(36)	(33)

Net operating income	385	382	401	378	422

Net loan-loss provisions	(230)	(175)	(189)	(81)	(134)
Other income	(12)	(18)	7	(99)	(36)

Profit before taxes	143	189	220	199	252

Tax on profit	(48)	(57)	(64)	(21)	(76)

Profit from continuing operations	95	132	157	178	176

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	95	132	157	178	176

Minority interests	—	—	—	—	—

Attributable profit to the Group	95	132	157	178	176

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	51,815	48,898	48,539	49,070	50,932
Trading portfolio (w/o loans)	258	306	344	282	249
Available-for-sale financial assets	14,500	14,218	12,092	13,633	13,643
Due from credit institutions**	425	881	723	964	736
Intangible assets and property and equipment	590	590	633	678	702
Other assets	4,373	4,644	6,926	4,583	5,934

Total assets/liabilities & shareholders’ equity	71,961	69,539	69,256	69,211	72,196

Customer deposits**	42,259	41,522	41,341	42,768	47,154
Marketable debt securities**	17,054	17,012	2,503	2,599	2,130
Subordinated debt**	3,724	3,575	3,674	3,716	3,231
Insurance liabilities	—	—	—	—	—
Due to credit institutions**	1,939	63	14,590	12,783	11,122
Other liabilities	3,063	3,348	3,124	3,069	2,715
Shareholders’ equity***	3,922	4,018	4,024	4,276	5,844

Other customer funds under management	309	112	73	40	27

Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	309	112	73	40	27
Savings-insurance policies	—	—	—	—	—

Customer funds under management	63,346	62,221	47,591	49,123	52,542

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Corporate Activities
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	(511)	(393)	(119)	30.2

Net fees	(4)	(2)	(2)	130.2
Gains (losses) on financial transactions	(74)	(55)	(19)	33.4
Dividends	4	6	(2)	(37.0)
Income from equity-accounted method	1	(1)	2	—
Other operating income/expenses	28	30	(1)	(4.2)

Gross income	(556)	(415)	(141)	34.0

Operating expenses	(245)	(227)	(17)	7.7
General administrative expenses	(212)	(188)	(23)	12.4
Personnel	(88)	(92)	4	(4.2)
Other general administrative expenses	(124)	(96)	(27)	28.2
Depreciation and amortisation	(33)	(39)	6	(15.3)

Net operating income	(801)	(643)	(158)	24.7

Net loan-loss provisions	(69)	(38)	(30)	80.0
Other income	(187)	(91)	(96)	106.3

Profit before taxes	(1,056)	(771)	(285)	37.0

Tax on profit	222	216	6	2.7

Profit from continuing operations	(834)	(555)	(279)	50.3

Net profit from discontinued operations	—	(10)	10	(100.0)

Consolidated profit	(834)	(565)	(269)	47.6

Minority interests	0	(1)	1	—

Attributable profit to the Group	(835)	(564)	(270)	47.9

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Trading portfolio (w/o loans)	4,833	5,146	(313)	(6.1)
Available-for-sale financial assets	21,386	22,467	(1,081)	(4.8)
Investments	38	33	5	15.6
Goodwill	23,856	23,602	254	1.1
Liquidity lent to the Group	30,235	49,607	(19,372)	(39.1)
Capital assigned to Group areas	69,132	58,705	10,427	17.8
Other assets	74,185	79,940	(5,755)	(7.2)

Total assets/liabilities & shareholders’ equity	223,665	239,500	(15,835)	(6.6)

Customer deposits*	11,448	10,197	1,251	12.3
Marketable debt securities*	64,020	80,077	(16,057)	(20.1)
Subordinated debt	10,000	16,047	(6,047)	(37.7)
Other liabilities	59,385	59,295	89	0.2
Group capital and reserves**	78,812	73,883	4,928	6.7

Other customer funds under management	—	—	—	—

Mutual funds	—	—	—	—
Pension funds	—	—	—	—
Managed portfolios	—	—	—	—
Savings-insurance policies	—	—	—	—

Customer funds under management	85,469	106,321	(20,853)	(19.6)

*	Including all on-balance sheet balances for this item

**	Not including profit of the year

Resources
Number of employees (direct & indirect)	2,288	1,803	485	26.9

Corporate Activities
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	(393)	(472)	(504)	(459)	(511)

Net fees	(2)	(10)	(21)	(8)	(4)
Gains (losses) on financial transactions	(55)	(73)	(97)	84	(74)
Dividends	6	24	12	22	4
Income from equity-accounted method	(1)	(1)	1	0	1
Other operating income/expenses	30	33	37	37	28

Gross income	(415)	(500)	(572)	(323)	(556)

Operating expenses	(227)	(193)	(209)	(193)	(245)
General administrative expenses	(188)	(167)	(172)	(162)	(212)
Personnel	(92)	(42)	(72)	(62)	(88)
Other general administrative expenses	(96)	(125)	(99)	(100)	(124)
Depreciation and amortisation	(39)	(26)	(38)	(31)	(33)

Net operating income	(643)	(692)	(781)	(516)	(801)

Net loan-loss provisions	(38)	(22)	(27)	(24)	(69)
Other income	(91)	(155)	(186)	4	(187)

Profit before taxes	(771)	(869)	(995)	(536)	(1,056)

Tax on profit	216	314	210	127	222

Profit from continuing operations	(555)	(555)	(784)	(409)	(834)

Net profit from discontinued operations	(10)	(0)	(0)	(3)	—

Consolidated profit	(565)	(555)	(784)	(412)	(834)

Minority interests	(1)	(0)	2	(26)	0

Attributable profit to the Group	(564)	(555)	(787)	(385)	(835)

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Trading portfolio (w/o loans)	5,146	7,240	4,751	5,123	4,833
Available-for-sale financial assets	22,467	19,628	21,063	21,288	21,386
Investments	33	62	37	38	38
Goodwill	23,602	25,345	23,928	24,622	23,856
Liquidity lent to the Group	49,607	39,147	40,197	28,265	30,235
Capital assigned to Group areas	58,705	61,110	64,324	63,187	69,132
Other assets	79,940	70,172	67,356	64,806	74,185

Total assets/liabilities & shareholders’ equity	239,500	222,703	221,657	207,329	223,665

Customer deposits*	10,197	9,692	14,495	14,258	11,448
Marketable debt securities*	80,077	75,260	74,396	62,812	64,020
Subordinated debt	16,047	15,311	13,866	12,128	10,000
Other liabilities	59,295	52,739	50,114	47,709	59,385
Group capital and reserves***	73,883	69,702	68,786	70,423	78,812

Other customer funds under management	—	—	—	—	—

Mutual funds	—	—	—	—	—
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—
Savings-insurance policies	—	—	—	—	—

Customer funds under management	106,321	100,262	102,757	89,198	85,469

*	Including all on-balance sheet balances for this item

**	Not including profit of the year

Spain
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	1,339	1,627	(288)	(17.7)

Net fees	621	631	(10)	(1.7)
Gains (losses) on financial transactions	227	285	(57)	(20.2)
Other operating income*	61	43	18	41.9

Gross income	2,248	2,586	(338)	(13.1)

Operating expenses	(1,027)	(1,022)	(5)	0.5
General administrative expenses	(929)	(922)	(7)	0.7
Personnel	(610)	(601)	(8)	1.4
Other general administrative expenses	(319)	(321)	2	(0.6)
Depreciation and amortisation	(98)	(100)	2	(1.7)

Net operating income	1,222	1,564	(343)	(21.9)

Net loan-loss provisions	(312)	(327)	16	(4.8)
Other income	(75)	(10)	(65)	629.1

Profit before taxes	835	1,227	(392)	(31.9)

Tax on profit	(226)	(335)	108	(32.4)

Profit from continuing operations	609	892	(283)	(31.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	609	892	(283)	(31.8)

Minority interests	16	22	(6)	(27.8)

Attributable profit to the Group	593	870	(277)	(31.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Balance sheet
Customer loans**	223,519	234,551	(11,033)	(4.7)
Trading portfolio (w/o loans)	42,230	56,654	(14,424)	(25.5)
Available-for-sale financial assets	14,620	17,136	(2,516)	(14.7)
Due from credit institutions**	21,569	56,388	(34,819)	(61.7)
Intangible assets and property and equipment	3,953	3,992	(38)	(1.0)
Other assets	8,320	15,046	(6,727)	(44.7)

Total assets/liabilities & shareholders’ equity	314,211	383,767	(69,556)	(18.1)

Customer deposits**	192,573	165,806	26,768	16.1
Marketable debt securities**	30,449	32,030	(1,581)	(4.9)
Subordinated debt**	1,216	1,752	(535)	(30.6)
Insurance liabilities	889	5,456	(4,567)	(83.7)
Due to credit institutions**	3,280	55,262	(51,982)	(94.1)
Other liabilities	65,245	104,918	(39,673)	(37.8)
Shareholders’ equity***	20,558	18,544	2,014	10.9

Other customer funds under management	46,795	59,773	(12,978)	(21.7)

Mutual funds	31,974	40,271	(8,297)	(20.6)
Pension funds	9,602	9,826	(224)	(2.3)
Managed portfolios	5,220	5,388	(168)	(3.1)
Savings-insurance policies	(0)	4,288	(4,288)	(100.0)

Customer funds under management	271,034	259,360	11,674	4.5

**	Including all on-balance sheet balances for this item

***	Not including profit of the year

Ratios (%) and other data
ROE	11.63	18.66	(7.03 p.	)
Efficiency ratio (with amortisations)	45.7	39.5	6.2 p.
NPL ratio	4.57	3.59	0.98 p.
NPL coverage	53	68	(16 p.	)
Number of employees (direct & indirect)	33,707	33,253	454		1.4
Number of branches	4,794	4,866	(72)		(1.5)

Spain
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	1,627	1,493	1,347	1,278	1,339

Net fees	631	585	578	544	621
Gains (losses) on financial transactions	285	205	129	177	227
Other operating income*	43	131	72	100	61

Gross income	2,586	2,414	2,126	2,100	2,248

Operating expenses	(1,022)	(1,035)	(1,032)	(1,055)	(1,027)
General administrative expenses	(922)	(929)	(929)	(936)	(929)
Personnel	(601)	(621)	(604)	(598)	(610)
Other general administrative expenses	(321)	(308)	(325)	(337)	(319)
Depreciation and amortisation	(100)	(106)	(103)	(119)	(98)

Net operating income	1,564	1,379	1,094	1,045	1,222

Net loan-loss provisions	(327)	(352)	(968)	(527)	(312)
Other income	(10)	(27)	(11)	(75)	(75)

Profit before taxes	1,227	1,001	115	443	835

Tax on profit	(335)	(272)	7	(119)	(226)

Profit from continuing operations	892	728	122	325	609

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	892	728	122	325	609

Minority interests	22	25	7	5	16

Attributable profit to the Group	870	704	115	320	593

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Balance sheet
Customer loans**	234,551	239,575	232,767	228,863	223,519
Trading portfolio (w/o loans)	56,654	59,725	64,286	48,860	42,230
Available-for-sale financial assets	17,136	15,193	17,091	13,837	14,620
Due from credit institutions**	56,388	57,802	65,992	23,946	21,569
Intangible assets and property and equipment	3,992	3,995	3,953	3,934	3,953
Other assets	15,046	13,635	13,326	12,145	8,320

Total assets/liabilities & shareholders’ equity	383,767	389,925	397,415	331,585	314,211

Customer deposits**	165,806	185,206	186,925	187,834	192,573
Marketable debt securities**	32,030	31,150	31,735	31,206	30,449
Subordinated debt**	1,752	1,788	1,749	1,736	1,216
Insurance liabilities	5,456	2,914	2,030	808	889
Due to credit institutions**	55,262	41,747	43,277	4,868	3,280
Other liabilities	104,918	107,767	112,762	85,389	65,245
Shareholders’ equity***	18,544	19,353	18,938	19,743	20,558

Other customer funds under management	59,773	55,221	54,235	49,313	46,795

Mutual funds	40,271	38,395	38,257	34,310	31,974
Pension funds	9,826	9,425	9,551	9,650	9,602
Managed portfolios	5,388	5,313	5,303	5,353	5,220
Savings-insurance policies	4,288	2,087	1,124	0	(0)

Customer funds under management	259,360	273,364	274,643	270,089	271,034

** Including all on-balance sheet balances for this item

*** Not including profit of the year

Other information
NPL ratio	3.59	3.71	3.88	4.24	4.57
NPL coverage	68	64	65	58	53

Retail Banking
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	7,383	6,928	455	6.6

Net fees	2,173	1,910	263	13.8
Gains (losses) on financial transactions	326	269	57	21.3
Other operating income*	(99)	(38)	(61)	158.2

Gross income	9,783	9,068	715	7.9

Operating expenses	(4,098)	(3,620)	(478)	13.2
General administrative expenses	(3,666)	(3,247)	(418)	12.9
Personnel	(2,156)	(1,859)	(297)	16.0
Other general administrative expenses	(1,510)	(1,388)	(121)	8.7
Depreciation and amortisation	(432)	(373)	(60)	16.0

Net operating income	5,685	5,448	237	4.4

Net loan-loss provisions	(2,131)	(2,447)	316	(12.9)
Other income	(389)	(286)	(104)	36.2

Profit before taxes	3,165	2,715	450	16.6

Tax on profit	(808)	(628)	(179)	28.5

Profit from continuing operations	2,357	2,087	271	13.0

Net profit from discontinued operations	(6)	(2)	(4)	283.8

Consolidated profit	2,352	2,085	266	12.8

Minority interests	169	128	41	31.7

Attributable profit to the Group	2,183	1,957	226	11.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Business volumes
Total assets	851,363	836,085	15,278	1.8
Customer loans	644,262	620,265	23,998	3.9
Customer deposits	510,883	468,295	42,588	9.1

Retail Banking
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	6,928	7,169	7,298	7,090	7,383

Net fees	1,910	2,070	2,060	2,023	2,173
Gains (losses) on financial transactions	269	353	355	360	326
Other operating income*	(38)	(58)	(79)	(80)	(99)

Gross income	9,068	9,534	9,633	9,393	9,783

Operating expenses	(3,620)	(3,894)	(4,011)	(4,014)	(4,098)
General administrative expenses	(3,247)	(3,490)	(3,611)	(3,577)	(3,666)
Personnel	(1,859)	(1,999)	(2,069)	(2,079)	(2,156)
Other general administrative expenses	(1,388)	(1,491)	(1,542)	(1,498)	(1,510)
Depreciation and amortisation	(373)	(405)	(400)	(437)	(432)

Net operating income	5,448	5,640	5,621	5,380	5,685

Net loan-loss provisions	(2,447)	(2,441)	(2,880)	(2,376)	(2,131)
Other income	(286)	(248)	(219)	(334)	(389)

Profit before taxes	2,715	2,951	2,522	2,669	3,165

Tax on profit	(628)	(702)	(576)	(712)	(808)

Profit from continuing operations	2,087	2,249	1,946	1,956	2,357

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)

Consolidated profit	2,085	2,248	1,943	1,949	2,352

Minority interests	128	168	189	160	169

Attributable profit to the Group	1,957	2,080	1,754	1,789	2,183

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Business volumes
Total assets	836,085	900,570	892,082	859,889	851,363
Customer loans	620,265	655,547	643,611	650,472	644,262
Customer deposits	468,295	510,760	505,224	513,418	510,883

Retail Banking Continental Europe
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	2,309	2,398	(90)	(3.7)

Net fees	832	757	75	9.9
Gains (losses) on financial transactions	71	87	(16)	(18.2)
Other operating income*	(4)	9	(13)	—

Gross income	3,208	3,251	(43)	(1.3)

Operating expenses	(1,338)	(1,236)	(102)	8.3
General administrative expenses	(1,214)	(1,117)	(97)	8.7
Personnel	(760)	(710)	(49)	6.9
Other general administrative expenses	(454)	(406)	(48)	11.8
Depreciation and amortisation	(124)	(119)	(5)	4.3

Net operating income	1,870	2,016	(146)	(7.2)

Net loan-loss provisions	(658)	(756)	97	(12.9)
Other income	(82)	(23)	(59)	258.1

Profit before taxes	1,130	1,237	(107)	(8.7)

Tax on profit	(310)	(328)	18	(5.5)

Profit from continuing operations	820	909	(89)	(9.8)

Net profit from discontinued operations	(6)	(2)	(4)	283.8

Consolidated profit	814	907	(94)	(10.3)

Minority interests	36	26	10	39.7

Attributable profit to the Group	778	882	(104)	(11.8)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Continental Europe
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	2,398	2,267	2,253	2,174	2,309

Net fees	757	763	761	755	832
Gains (losses) on financial transactions	87	97	63	111	71
Other operating income*	9	22	12	10	(4)

Gross income	3,251	3,149	3,090	3,051	3,208

Operating expenses	(1,236)	(1,241)	(1,297)	(1,317)	(1,338)
General administrative expenses	(1,117)	(1,118)	(1,175)	(1,185)	(1,214)
Personnel	(710)	(711)	(735)	(736)	(760)
Other general administrative expenses	(406)	(407)	(440)	(448)	(454)
Depreciation and amortisation	(119)	(123)	(122)	(132)	(124)

Net operating income	2,016	1,908	1,792	1,734	1,870

Net loan-loss provisions	(756)	(795)	(1,455)	(981)	(658)
Other income	(23)	(40)	16	(106)	(82)

Profit before taxes	1,237	1,074	354	647	1,130

Tax on profit	(328)	(275)	(43)	(188)	(310)

Profit from continuing operations	909	799	310	458	820

Net profit from discontinued operations	(2)	(1)	(4)	(7)	(6)

Consolidated profit	907	798	306	451	814

Minority interests	26	29	20	16	36

Attributable profit to the Group	882	769	287	435	778

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	1,190	1,464	(274)	(18.7)

Net fees	485	488	(3)	(0.5)
Gains (losses) on financial transactions	78	75	4	4.9
Other operating income*	(3)	1	(5)	—

Gross income	1,751	2,028	(278)	(13.7)

Operating expenses	(852)	(859)	6	(0.8)
General administrative expenses	(774)	(780)	6	(0.8)
Personnel	(512)	(517)	5	(0.9)
Other general administrative expenses	(261)	(263)	1	(0.4)
Depreciation and amortisation	(79)	(79)	1	(0.7)

Net operating income	898	1,170	(271)	(23.2)

Net loan-loss provisions	(313)	(349)	37	(10.5)
Other income	(71)	(10)	(60)	589.5

Profit before taxes	515	810	(295)	(36.4)

Tax on profit	(136)	(221)	84	(38.2)

Profit from continuing operations	379	590	(211)	(35.8)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	379	590	(211)	(35.8)

Minority interests	14	21	(7)	(33.1)

Attributable profit to the Group	365	569	(204)	(35.9)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Spain
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	1,464	1,317	1,189	1,122	1,190

Net fees	488	467	453	435	485
Gains (losses) on financial transactions	75	83	59	120	78
Other operating income*	1	19	7	13	(3)

Gross income	2,028	1,887	1,708	1,689	1,751

Operating expenses	(859)	(862)	(861)	(871)	(852)
General administrative expenses	(780)	(782)	(780)	(786)	(774)
Personnel	(517)	(519)	(510)	(510)	(512)
Other general administrative expenses	(263)	(263)	(270)	(276)	(261)
Depreciation and amortisation	(79)	(80)	(80)	(85)	(79)

Net operating income	1,170	1,025	847	819	898

Net loan-loss provisions	(349)	(346)	(944)	(520)	(313)
Other income	(10)	(10)	(9)	(75)	(71)

Profit before taxes	810	669	(106)	224	515

Tax on profit	(221)	(181)	72	(56)	(136)

Profit from continuing operations	590	487	(34)	168	379

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	590	487	(34)	168	379

Minority interests	21	24	5	3	14

Attributable profit to the Group	569	464	(40)	164	365

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	154	176	(22)	(12.3)

Net fees	71	72	(1)	(1.4)
Gains (losses) on financial transactions	(1)	12	(13)	—
Other operating income*	1	3	(2)	(75.9)

Gross income	225	262	(38)	(14.4)

Operating expenses	(121)	(119)	(2)	1.5
General administrative expenses	(105)	(103)	(2)	2.3
Personnel	(73)	(71)	(2)	3.2
Other general administrative expenses	(32)	(32)	(0)	0.2
Depreciation and amortisation	(16)	(17)	1	(3.3)

Net operating income	104	143	(40)	(27.6)

Net loan-loss provisions	(33)	(15)	(18)	118.6
Other income	(8)	(8)	(0)	6.1

Profit before taxes	62	120	(58)	(48.4)

Tax on profit	(5)	(18)	14	(75.2)

Profit from continuing operations	57	101	(44)	(43.5)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	57	101	(44)	(43.5)

Minority interests	0	0	0	3.7

Attributable profit to the Group	57	101	(44)	(43.6)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Portugal
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	176	171	161	156	154

Net fees	72	75	71	70	71
Gains (losses) on financial transactions	12	19	(0)	4	(1)
Other operating income*	3	3	0	(0)	1

Gross income	262	266	232	230	225

Operating expenses	(119)	(123)	(129)	(129)	(121)
General administrative expenses	(103)	(106)	(113)	(111)	(105)
Personnel	(71)	(74)	(78)	(76)	(73)
Other general administrative expenses	(32)	(32)	(35)	(35)	(32)
Depreciation and amortisation	(17)	(17)	(17)	(18)	(16)

Net operating income	143	143	103	101	104

Net loan-loss provisions	(15)	(42)	(44)	(8)	(33)
Other income	(8)	(0)	37	(8)	(8)

Profit before taxes	120	101	95	86	62

Tax on profit	(18)	(7)	(13)	(20)	(5)

Profit from continuing operations	101	94	82	66	57

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	101	94	82	66	57

Minority interests	0	(0)	0	0	0

Attributable profit to the Group	101	94	82	66	57

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	1.85	1.92	2.03	2.11	2.08

Spread loans	1.76	1.82	1.82	1.88	1.96
Spread deposits	0.09	0.10	0.21	0.23	0.12

Retail Banking United Kingdom
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	1,105	1,147	(42)	(3.7)

Net fees	209	230	(21)	(9.3)
Gains (losses) on financial transactions	16	(3)	19	—
Other operating income*	4	6	(2)	(37.6)

Gross income	1,333	1,380	(47)	(3.4)

Operating expenses	(593)	(567)	(26)	4.7
General administrative expenses	(503)	(492)	(12)	2.4
Personnel	(306)	(282)	(24)	8.5
Other general administrative expenses	(197)	(209)	12	(5.9)
Depreciation and amortisation	(90)	(75)	(15)	19.6

Net operating income	740	814	(74)	(9.0)

Net loan-loss provisions	(139)	(270)	131	(48.5)
Other income	(43)	(6)	(37)	619.5

Profit before taxes	559	538	20	3.8

Tax on profit	(166)	(156)	(9)	6.0

Profit from continuing operations	393	382	11	2.9

Net profit from discontinued operations	—	—	—	—

Consolidated profit	393	382	11	2.9

Minority interests	(0)	0	(0)	—

Attributable profit to the Group	393	382	11	2.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	1,147	1,178	1,225	1,153	1,105

Net fees	230	246	225	206	209
Gains (losses) on financial transactions	(3)	13	(1)	(44)	16
Other operating income*	6	6	6	7	4

Gross income	1,380	1,443	1,455	1,322	1,333

Operating expenses	(567)	(598)	(597)	(575)	(593)
General administrative expenses	(492)	(518)	(523)	(497)	(503)
Personnel	(282)	(299)	(303)	(283)	(306)
Other general administrative expenses	(209)	(219)	(220)	(214)	(197)
Depreciation and amortisation	(75)	(80)	(73)	(78)	(90)

Net operating income	814	845	858	747	740

Net loan-loss provisions	(270)	(255)	(238)	(201)	(139)
Other income	(6)	(9)	(9)	(98)	(43)

Profit before taxes	538	581	611	448	559

Tax on profit	(156)	(152)	(184)	(123)	(166)

Profit from continuing operations	382	429	427	325	393

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	382	429	427	325	393

Minority interests	0	0	0	0	(0)

Attributable profit to the Group	382	429	427	325	393

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	1.99	1.99	2.03	2.03	2.04

Spread loans	2.05	2.13	2.20	2.28	2.34
Spread deposits	(0.06)	(0.14)	(0.17)	(0.25)	(0.30)

Retail Banking United Kingdom
Million pound sterling

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	943	1,018	(75)	(7.4)

Net fees	178	204	(26)	(12.8)
Gains (losses) on financial transactions	14	(2)	16	—
Other operating income*	3	5	(2)	(40.0)

Gross income	1,138	1,225	(87)	(7.1)

Operating expenses	(506)	(503)	(3)	0.7
General administrative expenses	(430)	(436)	7	(1.5)
Personnel	(262)	(251)	(11)	4.4
Other general administrative expenses	(168)	(186)	18	(9.5)
Depreciation and amortisation	(77)	(67)	(10)	15.1

Net operating income	632	722	(90)	(12.5)

Net loan-loss provisions	(118)	(239)	121	(50.5)
Other income	(36)	(5)	(31)	592.1

Profit before taxes	477	478	(1)	(0.1)

Tax on profit	(141)	(139)	(3)	2.0

Profit from continuing operations	336	339	(3)	(1.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	336	339	(3)	(1.0)

Minority interests	(0)	0	(0)	—

Attributable profit to the Group	336	339	(3)	(1.0)

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking United Kingdom
Million pound sterling

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	1,018	1,003	1,019	991	943

Net fees	204	209	187	177	178
Gains (losses) on financial transactions	(2)	11	(1)	(38)	14
Other operating income*	5	6	5	6	3

Gross income	1,225	1,229	1,210	1,136	1,138

Operating expenses	(503)	(509)	(496)	(494)	(506)
General administrative expenses	(436)	(441)	(435)	(427)	(430)
Personnel	(251)	(255)	(252)	(243)	(262)
Other general administrative expenses	(186)	(187)	(183)	(184)	(168)
Depreciation and amortisation	(67)	(68)	(61)	(67)	(77)

Net operating income	722	720	714	642	632

Net loan-loss provisions	(239)	(217)	(197)	(173)	(118)
Other income	(5)	(7)	(8)	(84)	(36)

Profit before taxes	478	495	509	385	477

Tax on profit	(139)	(129)	(154)	(106)	(141)

Profit from continuing operations	339	366	355	279	336

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	339	366	355	279	336

Minority interests	0	0	0	0	(0)

Attributable profit to the Group	339	366	355	279	336

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	3,545	2,975	571	19.2

Net fees	1,045	828	217	26.2
Gains (losses) on financial transactions	204	179	25	14.1
Other operating income*	(82)	(36)	(45)	124.7

Gross income	4,713	3,945	768	19.5

Operating expenses	(1,933)	(1,601)	(331)	20.7
General administrative expenses	(1,738)	(1,449)	(289)	20.0
Personnel	(973)	(760)	(213)	28.0
Other general administrative expenses	(766)	(689)	(76)	11.1
Depreciation and amortisation	(195)	(152)	(42)	27.7

Net operating income	2,780	2,344	436	18.6

Net loan-loss provisions	(1,239)	(1,256)	17	(1.3)
Other income	(238)	(249)	10	(4.1)

Profit before taxes	1,303	839	463	55.2

Tax on profit	(280)	(110)	(170)	153.6

Profit from continuing operations	1,023	729	294	40.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,023	729	294	40.3

Minority interests	133	103	30	29.7

Attributable profit to the Group	890	626	263	42.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	2,975	3,272	3,376	3,354	3,545

Net fees	828	952	972	967	1,045
Gains (losses) on financial transactions	179	259	282	275	204
Other operating income*	(36)	(69)	(81)	(82)	(82)

Gross income	3,945	4,414	4,548	4,515	4,713

Operating expenses	(1,601)	(1,822)	(1,878)	(1,885)	(1,933)
General administrative expenses	(1,449)	(1,647)	(1,699)	(1,685)	(1,738)
Personnel	(760)	(874)	(907)	(942)	(973)
Other general administrative expenses	(689)	(772)	(792)	(743)	(766)
Depreciation and amortisation	(152)	(175)	(179)	(201)	(195)

Net operating income	2,344	2,592	2,670	2,629	2,780

Net loan-loss provisions	(1,256)	(1,251)	(1,042)	(1,138)	(1,239)
Other income	(249)	(186)	(232)	(55)	(238)

Profit before taxes	839	1,155	1,396	1,436	1,303

Tax on profit	(110)	(233)	(302)	(389)	(280)

Profit from continuing operations	729	922	1,094	1,047	1,023

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	729	922	1,094	1,047	1,023

Minority interests	103	139	170	144	133

Attributable profit to the Group	626	783	925	903	890

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	4,847	4,111	737	17.9

Net fees	1,429	1,144	285	24.9
Gains (losses) on financial transactions	279	247	32	12.9
Other operating income*	(112)	(50)	(62)	122.3

Gross income	6,443	5,452	992	18.2

Operating expenses	(2,642)	(2,213)	(429)	19.4
General administrative expenses	(2,376)	(2,002)	(374)	18.7
Personnel	(1,330)	(1,050)	(280)	26.6
Other general administrative expenses	(1,047)	(952)	(94)	9.9
Depreciation and amortisation	(266)	(211)	(55)	26.3

Net operating income	3,801	3,239	562	17.4

Net loan-loss provisions	(1,694)	(1,735)	41	(2.4)
Other income	(326)	(344)	18	(5.1)

Profit before taxes	1,781	1,160	621	53.6

Tax on profit	(383)	(153)	(230)	150.9

Profit from continuing operations	1,398	1,007	391	38.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,398	1,007	391	38.8

Minority interests	182	142	40	28.3

Attributable profit to the Group	1,216	866	351	40.5

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Latin America
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	4,111	4,151	4,357	4,548	4,847

Net fees	1,144	1,210	1,254	1,311	1,429
Gains (losses) on financial transactions	247	332	364	372	279
Other operating income*	(50)	(89)	(105)	(110)	(112)

Gross income	5,452	5,603	5,871	6,120	6,443

Operating expenses	(2,213)	(2,315)	(2,425)	(2,555)	(2,642)
General administrative expenses	(2,002)	(2,092)	(2,194)	(2,284)	(2,376)
Personnel	(1,050)	(1,111)	(1,171)	(1,276)	(1,330)
Other general administrative expenses	(952)	(980)	(1,023)	(1,008)	(1,047)
Depreciation and amortisation	(211)	(223)	(231)	(271)	(266)

Net operating income	3,239	3,289	3,446	3,566	3,801

Net loan-loss provisions	(1,735)	(1,580)	(1,338)	(1,547)	(1,694)
Other income	(344)	(231)	(299)	(81)	(326)

Profit before taxes	1,160	1,477	1,809	1,938	1,781

Tax on profit	(153)	(301)	(392)	(521)	(383)

Profit from continuing operations	1,007	1,176	1,417	1,417	1,398

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	1,007	1,176	1,417	1,417	1,398

Minority interests	142	178	220	195	182

Attributable profit to the Group	866	998	1,197	1,222	1,216

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	2,613	2,096	517	24.7

Net fees	682	527	155	29.4
Gains (losses) on financial transactions	127	140	(13)	(9.2)
Other operating income*	(65)	(23)	(42)	180.0

Gross income	3,357	2,740	617	22.5

Operating expenses	(1,339)	(1,095)	(245)	22.3
General administrative expenses	(1,205)	(994)	(211)	21.2
Personnel	(661)	(509)	(152)	29.9
Other general administrative expenses	(544)	(485)	(59)	12.1
Depreciation and amortisation	(134)	(100)	(33)	33.3

Net operating income	2,018	1,645	373	22.7

Net loan-loss provisions	(1,031)	(958)	(73)	7.6
Other income	(234)	(224)	(9)	4.2

Profit before taxes	753	463	290	62.7

Tax on profit	(179)	(62)	(117)	188.0

Profit from continuing operations	574	401	174	43.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	574	401	174	43.3

Minority interests	99	51	48	95.0

Attributable profit to the Group	475	350	125	35.8

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	2,096	2,291	2,410	2,407	2,613

Net fees	527	606	625	613	682
Gains (losses) on financial transactions	140	226	221	267	127
Other operating income*	(23)	(60)	(64)	(69)	(65)

Gross income	2,740	3,063	3,192	3,218	3,357

Operating expenses	(1,095)	(1,239)	(1,285)	(1,289)	(1,339)
General administrative expenses	(994)	(1,126)	(1,164)	(1,152)	(1,205)
Personnel	(509)	(579)	(608)	(638)	(661)
Other general administrative expenses	(485)	(547)	(556)	(514)	(544)
Depreciation and amortisation	(100)	(113)	(121)	(136)	(134)

Net operating income	1,645	1,824	1,907	1,929	2,018

Net loan-loss provisions	(958)	(997)	(832)	(930)	(1,031)
Other income	(224)	(179)	(216)	(113)	(234)

Profit before taxes	463	648	858	886	753

Tax on profit	(62)	(145)	(225)	(300)	(179)

Profit from continuing operations	401	504	633	586	574

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	401	504	633	586	574

Minority interests	51	67	99	100	99

Attributable profit to the Group	350	437	534	486	475

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	16.13	16.23	15.81	15.42	15.84

Spread loans	15.26	15.29	14.73	14.29	14.72
Spread deposits	0.87	0.94	1.08	1.13	1.12

Retail Banking Brazil
Million dollars

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	3,573	2,896	676	23.3

Net fees	932	728	204	28.0
Gains (losses) on financial transactions	174	194	(20)	(10.2)
Other operating income*	(89)	(32)	(57)	177.0

Gross income	4,590	3,786	804	21.2

Operating expenses	(1,831)	(1,513)	(318)	21.0
General administrative expenses	(1,648)	(1,374)	(274)	19.9
Personnel	(904)	(703)	(201)	28.6
Other general administrative expenses	(744)	(671)	(73)	10.9
Depreciation and amortisation	(183)	(139)	(44)	31.9

Net operating income	2,759	2,273	485	21.4

Net loan-loss provisions	(1,409)	(1,324)	(85)	6.5
Other income	(319)	(310)	(10)	3.1

Profit before taxes	1,030	640	390	61.0

Tax on profit	(245)	(86)	(159)	185.0

Profit from continuing operations	785	554	231	41.8

Net profit from discontinued operations	—	—	—	—

Consolidated profit	785	554	231	41.8

Minority interests	136	70	65	92.9

Attributable profit to the Group	649	483	166	34.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	2,896	2,905	3,111	3,262	3,573

Net fees	728	770	807	831	932
Gains (losses) on financial transactions	194	291	286	360	174
Other operating income*	(32)	(77)	(84)	(93)	(89)

Gross income	3,786	3,888	4,121	4,360	4,590

Operating expenses	(1,513)	(1,573)	(1,659)	(1,746)	(1,831)
General administrative expenses	(1,374)	(1,430)	(1,502)	(1,562)	(1,648)
Personnel	(703)	(736)	(785)	(864)	(904)
Other general administrative expenses	(671)	(695)	(718)	(698)	(744)
Depreciation and amortisation	(139)	(143)	(157)	(184)	(183)

Net operating income	2,273	2,315	2,461	2,614	2,759

Net loan-loss provisions	(1,324)	(1,262)	(1,070)	(1,263)	(1,409)
Other income	(310)	(223)	(279)	(157)	(319)

Profit before taxes	640	830	1,112	1,194	1,030

Tax on profit	(86)	(188)	(293)	(402)	(245)

Profit from continuing operations	554	642	820	792	785

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	554	642	820	792	785

Minority interests	70	85	129	134	136

Attributable profit to the Group	483	557	691	658	649

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	5,955	5,219	736	14.1

Net fees	1,553	1,312	242	18.4
Gains (losses) on financial transactions	290	349	(59)	(16.9)
Other operating income*	(148)	(58)	(90)	156.3

Gross income	7,650	6,822	828	12.1

Operating expenses	(3,052)	(2,726)	(326)	12.0
General administrative expenses	(2,747)	(2,476)	(271)	10.9
Personnel	(1,507)	(1,267)	(240)	18.9
Other general administrative expenses	(1,240)	(1,208)	(31)	2.6
Depreciation and amortisation	(305)	(250)	(55)	22.0

Net operating income	4,598	4,096	502	12.3

Net loan-loss provisions	(2,349)	(2,385)	36	(1.5)
Other income	(532)	(558)	26	(4.6)

Profit before taxes	1,717	1,153	564	48.9

Tax on profit	(408)	(155)	(253)	163.6

Profit from continuing operations	1,309	998	311	31.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	1,309	998	311	31.1

Minority interests	227	127	100	78.4

Attributable profit to the Group	1,082	871	211	24.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Brazil
Million brazilian real

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	5,219	5,208	5,443	5,541	5,955

Net fees	1,312	1,380	1,411	1,410	1,553
Gains (losses) on financial transactions	349	521	501	617	290
Other operating income*	(58)	(139)	(147)	(160)	(148)

Gross income	6,822	6,970	7,208	7,408	7,650

Operating expenses	(2,726)	(2,820)	(2,902)	(2,966)	(3,052)
General administrative expenses	(2,476)	(2,564)	(2,628)	(2,653)	(2,747)
Personnel	(1,267)	(1,319)	(1,373)	(1,470)	(1,507)
Other general administrative expenses	(1,208)	(1,245)	(1,255)	(1,183)	(1,240)
Depreciation and amortisation	(250)	(256)	(274)	(314)	(305)

Net operating income	4,096	4,150	4,306	4,442	4,598

Net loan-loss provisions	(2,385)	(2,261)	(1,861)	(2,140)	(2,349)
Other income	(558)	(400)	(488)	(258)	(532)

Profit before taxes	1,153	1,488	1,956	2,043	1,717

Tax on profit	(155)	(337)	(516)	(694)	(408)

Profit from continuing operations	998	1,151	1,440	1,349	1,309

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	998	1,151	1,440	1,349	1,309

Minority interests	127	153	227	230	227

Attributable profit to the Group	871	999	1,213	1,119	1,082

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	351	346	5	1.4

Net fees	128	103	25	24.3
Gains (losses) on financial transactions	57	(1)	58	—
Other operating income*	(10)	(12)	2	(18.2)

Gross income	526	436	90	20.7

Operating expenses	(199)	(184)	(15)	8.3
General administrative expenses	(175)	(162)	(12)	7.5
Personnel	(100)	(84)	(16)	19.0
Other general administrative expenses	(75)	(79)	4	(4.9)
Depreciation and amortisation	(24)	(21)	(3)	14.5

Net operating income	327	252	75	29.7

Net loan-loss provisions	(74)	(133)	59	(44.3)
Other income	(6)	(10)	4	(44.0)

Profit before taxes	247	109	138	126.8

Tax on profit	(37)	2	(39)	—

Profit from continuing operations	210	111	99	89.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	210	111	99	89.6

Minority interests	0	27	(26)	(98.7)

Attributable profit to the Group	209	84	126	149.9

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	346	384	368	351	351

Net fees	103	120	115	117	128
Gains (losses) on financial transactions	(1)	7	20	(11)	57
Other operating income*	(12)	(3)	(10)	(2)	(10)

Gross income	436	508	492	455	526

Operating expenses	(184)	(203)	(206)	(211)	(199)
General administrative expenses	(162)	(176)	(183)	(186)	(175)
Personnel	(84)	(91)	(93)	(95)	(100)
Other general administrative expenses	(79)	(85)	(90)	(91)	(75)
Depreciation and amortisation	(21)	(27)	(24)	(25)	(24)

Net operating income	252	305	286	244	327

Net loan-loss provisions	(133)	(122)	(102)	(110)	(74)
Other income	(10)	(20)	(9)	10	(6)

Profit before taxes	109	163	175	144	247

Tax on profit	2	(30)	(19)	6	(37)

Profit from continuing operations	111	134	156	150	210

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	111	134	156	150	210

Minority interests	27	32	28	0	0

Attributable profit to the Group	84	102	128	150	209

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	12.08	11.42	11.23	10.98	10.67

Spread loans	10.03	9.50	9.20	8.93	8.58
Spread deposits	2.05	1.92	2.03	2.05	2.09

Retail Banking Mexico
Million dollars

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	480	479	1	0.3

Net fees	174	142	33	23.0
Gains (losses) on financial transactions	78	(1)	80	—
Other operating income*	(14)	(17)	3	(19.1)

Gross income	719	602	117	19.4

Operating expenses	(272)	(254)	(18)	7.1
General administrative expenses	(239)	(225)	(14)	6.3
Personnel	(137)	(116)	(21)	17.8
Other general administrative expenses	(102)	(108)	6	(5.9)
Depreciation and amortisation	(33)	(29)	(4)	13.3

Net operating income	447	348	99	28.3

Net loan-loss provisions	(101)	(184)	82	(44.9)
Other income	(8)	(14)	6	(44.6)

Profit before taxes	338	151	187	124.4

Tax on profit	(51)	2	(53)	—

Profit from continuing operations	287	153	134	87.6

Net profit from discontinued operations	—	—	—	—

Consolidated profit	287	153	134	87.6

Minority interests	0	37	(37)	(98.7)

Attributable profit to the Group	286	116	171	147.2

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	479	488	474	477	480

Net fees	142	152	149	159	174
Gains (losses) on financial transactions	(1)	9	26	(15)	78
Other operating income*	(17)	(3)	(13)	(3)	(14)

Gross income	602	646	635	618	719

Operating expenses	(254)	(258)	(266)	(286)	(272)
General administrative expenses	(225)	(223)	(236)	(252)	(239)
Personnel	(116)	(115)	(120)	(129)	(137)
Other general administrative expenses	(108)	(108)	(116)	(123)	(102)
Depreciation and amortisation	(29)	(34)	(30)	(33)	(33)

Net operating income	348	389	369	332	447

Net loan-loss provisions	(184)	(153)	(131)	(150)	(101)
Other income	(14)	(26)	(11)	13	(8)

Profit before taxes	151	209	227	196	338

Tax on profit	2	(39)	(25)	7	(51)

Profit from continuing operations	153	170	202	203	287

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	153	170	202	203	287

Minority interests	37	41	36	1	0

Attributable profit to the Group	116	130	166	202	286

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	5,789	6,107	(318)	(5.2)

Net fees	2,103	1,809	294	16.2
Gains (losses) on financial transactions	947	(16)	962	—
Other operating income*	(165)	(216)	51	(23.5)

Gross income	8,674	7,685	988	12.9

Operating expenses	(3,281)	(3,240)	(41)	1.3
General administrative expenses	(2,881)	(2,866)	(15)	0.5
Personnel	(1,649)	(1,481)	(168)	11.3
Other general administrative expenses	(1,232)	(1,385)	153	(11.0)
Depreciation and amortisation	(400)	(374)	(26)	7.1

Net operating income	5,393	4,446	947	21.3

Net loan-loss provisions	(1,223)	(2,347)	1,123	(47.9)
Other income	(93)	(177)	84	(47.6)

Profit before taxes	4,076	1,922	2,155	112.1

Tax on profit	(616)	30	(646)	—

Profit from continuing operations	3,461	1,952	1,509	77.3

Net profit from discontinued operations	—	—	—	—

Consolidated profit	3,461	1,952	1,509	77.3

Minority interests	6	473	(468)	(98.8)

Attributable profit to the Group	3,455	1,479	1,976	133.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Mexico
Million new mexican peso

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	6,107	6,129	6,069	5,901	5,789

Net fees	1,809	1,912	1,901	1,965	2,103
Gains (losses) on financial transactions	(16)	117	328	(190)	947
Other operating income*	(216)	(35)	(168)	(34)	(165)

Gross income	7,685	8,123	8,130	7,642	8,674

Operating expenses	(3,240)	(3,236)	(3,409)	(3,541)	(3,281)
General administrative expenses	(2,866)	(2,805)	(3,019)	(3,126)	(2,881)
Personnel	(1,481)	(1,444)	(1,540)	(1,601)	(1,649)
Other general administrative expenses	(1,385)	(1,361)	(1,479)	(1,525)	(1,232)
Depreciation and amortisation	(374)	(430)	(390)	(414)	(400)

Net operating income	4,446	4,888	4,721	4,101	5,393

Net loan-loss provisions	(2,347)	(1,918)	(1,678)	(1,851)	(1,223)
Other income	(177)	(333)	(146)	173	(93)

Profit before taxes	1,922	2,636	2,898	2,423	4,076

Tax on profit	30	(498)	(317)	95	(616)

Profit from continuing operations	1,952	2,138	2,581	2,518	3,461

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	1,952	2,138	2,581	2,518	3,461

Minority interests	473	509	456	9	6

Attributable profit to the Group	1,479	1,629	2,125	2,510	3,455

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	332	308	24	7.7

Net fees	94	79	16	19.9
Gains (losses) on financial transactions	5	11	(6)	(53.3)
Other operating income*	(5)	(3)	(1)	44.7

Gross income	427	395	32	8.2

Operating expenses	(173)	(143)	(30)	21.4
General administrative expenses	(152)	(124)	(27)	22.1
Personnel	(93)	(75)	(19)	25.3
Other general administrative expenses	(58)	(50)	(9)	17.2
Depreciation and amortisation	(21)	(18)	(3)	16.6

Net operating income	254	252	2	0.7

Net loan-loss provisions	(87)	(111)	24	(21.5)
Other income	3	(7)	10	—

Profit before taxes	169	134	35	26.3

Tax on profit	(29)	(20)	(10)	48.7

Profit from continuing operations	140	114	26	22.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	140	114	26	22.4

Minority interests	33	25	8	33.8

Attributable profit to the Group	107	90	17	19.3

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	308	349	350	348	332

Net fees	79	87	91	97	94
Gains (losses) on financial transactions	11	4	11	4	5
Other operating income*	(3)	(4)	(4)	(8)	(5)

Gross income	395	436	447	441	427

Operating expenses	(143)	(168)	(168)	(175)	(173)
General administrative expenses	(124)	(147)	(150)	(153)	(152)
Personnel	(75)	(95)	(93)	(98)	(93)
Other general administrative expenses	(50)	(52)	(57)	(56)	(58)
Depreciation and amortisation	(18)	(20)	(18)	(22)	(21)

Net operating income	252	269	279	266	254

Net loan-loss provisions	(111)	(83)	(66)	(56)	(87)
Other income	(7)	9	(6)	35	3

Profit before taxes	134	194	207	245	169

Tax on profit	(20)	(28)	(20)	(51)	(29)

Profit from continuing operations	114	166	187	194	140

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	114	166	187	194	140

Minority interests	25	39	42	43	33

Attributable profit to the Group	90	127	145	151	107

*	Including dividends, income from equity-accounted method and other operating income/expenses

Other information
Spread	7.49	7.33	7.03	6.69	7.47

Spread loans	5.24	5.03	4.76	4.52	4.38
Spread deposits	2.25	2.30	2.27	2.17	3.09

Retail Banking Chile
Million dollars

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	454	426	28	6.6

Net fees	129	109	20	18.7
Gains (losses) on financial transactions	7	15	(8)	(53.8)
Other operating income*	(7)	(5)	(2)	43.1

Gross income	584	545	38	7.0

Operating expenses	(237)	(197)	(40)	20.1
General administrative expenses	(208)	(172)	(36)	20.8
Personnel	(128)	(103)	(25)	24.0
Other general administrative expenses	(80)	(69)	(11)	16.0
Depreciation and amortisation	(29)	(25)	(4)	15.4

Net operating income	347	348	(1)	(0.4)

Net loan-loss provisions	(119)	(153)	34	(22.4)
Other income	4	(9)	13	—

Profit before taxes	232	185	46	24.9

Tax on profit	(40)	(27)	(13)	47.1

Profit from continuing operations	192	158	33	21.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	192	158	33	21.1

Minority interests	45	34	11	32.4

Attributable profit to the Group	147	124	22	18.1

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million dollars

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	426	444	451	472	454

Net fees	109	111	117	131	129
Gains (losses) on financial transactions	15	4	14	6	7
Other operating income*	(5)	(5)	(5)	(11)	(7)

Gross income	545	553	577	598	584

Operating expenses	(197)	(213)	(217)	(237)	(237)
General administrative expenses	(172)	(187)	(193)	(208)	(208)
Personnel	(103)	(121)	(120)	(132)	(128)
Other general administrative expenses	(69)	(66)	(73)	(75)	(80)
Depreciation and amortisation	(25)	(26)	(23)	(29)	(29)

Net operating income	348	340	360	361	347

Net loan-loss provisions	(153)	(103)	(84)	(77)	(119)
Other income	(9)	12	(8)	46	4

Profit before taxes	185	249	267	330	232

Tax on profit	(27)	(36)	(26)	(68)	(40)

Profit from continuing operations	158	213	242	262	192

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	158	213	242	262	192

Minority interests	34	51	54	59	45

Attributable profit to the Group	124	163	187	204	147

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	218,919	221,236	(2,317)	(1.0)

Net fees	62,186	56,453	5,733	10.2
Gains (losses) on financial transactions	3,335	7,783	(4,448)	(57.2)
Other operating income*	(3,188)	(2,399)	(789)	32.9

Gross income	281,252	283,072	(1,820)	(0.6)

Operating expenses	(114,043)	(102,300)	(11,743)	11.5
General administrative expenses	(100,067)	(89,250)	(10,817)	12.1
Personnel	(61,603)	(53,525)	(8,079)	15.1
Other general administrative expenses	(38,464)	(35,725)	(2,738)	7.7
Depreciation and amortisation	(13,976)	(13,050)	(926)	7.1

Net operating income	167,209	180,773	(13,563)	(7.5)

Net loan-loss provisions	(57,416)	(79,676)	22,261	(27.9)
Other income	1,849	(4,841)	6,689	—

Profit before taxes	111,642	96,256	15,387	16.0

Tax on profit	(19,302)	(14,136)	(5,166)	36.5

Profit from continuing operations	92,340	82,119	10,221	12.4

Net profit from discontinued operations	—	—	—	—

Consolidated profit	92,340	82,119	10,221	12.4

Minority interests	21,616	17,593	4,023	22.9

Attributable profit to the Group	70,724	64,526	6,198	9.6

*	Including dividends, income from equity-accounted method and other operating income/expenses

Retail Banking Chile
Million chilean peso

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	221,236	235,710	230,405	226,187	218,919

Net fees	56,453	58,778	59,668	63,338	62,186
Gains (losses) on financial transactions	7,783	2,207	7,306	2,458	3,335
Other operating income*	(2,399)	(2,625)	(2,689)	(5,499)	(3,188)

Gross income	283,072	294,069	294,690	286,484	281,252

Operating expenses	(102,300)	(113,160)	(110,745)	(113,954)	(114,043)
General administrative expenses	(89,250)	(99,372)	(98,822)	(99,877)	(100,067)
Personnel	(53,525)	(64,259)	(61,471)	(63,786)	(61,603)
Other general administrative expenses	(35,725)	(35,113)	(37,351)	(36,091)	(38,464)
Depreciation and amortisation	(13,050)	(13,788)	(11,923)	(14,077)	(13,976)

Net operating income	180,773	180,909	183,945	172,530	167,209

Net loan-loss provisions	(79,676)	(55,200)	(42,638)	(35,410)	(57,416)
Other income	(4,841)	6,291	(4,363)	23,611	1,849

Profit before taxes	96,256	132,000	136,944	160,730	111,642

Tax on profit	(14,136)	(18,962)	(13,085)	(33,839)	(19,302)

Profit from continuing operations	82,119	113,039	123,859	126,892	92,340

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	82,119	113,039	123,859	126,892	92,340

Minority interests	17,593	26,845	27,918	28,319	21,616

Attributable profit to the Group	64,526	86,193	95,941	98,573	70,724

*	Including dividends, income from equity-accounted method and other operating income/expenses

Global Wholesale Banking
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	572	549	23	4.1

Net fees	330	314	16	5.1
Gains (losses) on financial transactions	405	498	(94)	(18.8)
Other operating income*	30	2	28	—

Gross income	1,337	1,364	(27)	(2.0)

Operating expenses	(395)	(341)	(53)	15.6
General administrative expenses	(359)	(311)	(49)	15.7
Personnel	(235)	(193)	(42)	21.8
Other general administrative expenses	(125)	(118)	(7)	5.7
Depreciation and amortisation	(35)	(31)	(4)	14.4

Net operating income	943	1,023	(80)	(7.8)

Net loan-loss provisions	12	48	(37)	(76.2)
Other income	(13)	(8)	(6)	74.4

Profit before taxes	941	1,064	(123)	(11.5)

Tax on profit	(242)	(279)	36	(13.1)

Profit from continuing operations	699	785	(86)	(11.0)

Net profit from discontinued operations	—	—	—	—

Consolidated profit	699	785	(86)	(11.0)

Minority interests	57	71	(13)	(19.0)

Attributable profit to the Group	641	714	(73)	(10.2)

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Business volumes
Total assets	274,235	254,380	19,855	7.8
Customer loans	67,996	61,001	6,995	11.5
Customer deposits	93,825	58,003	35,822	61.8

Global Wholesale Banking
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	549	628	543	615	572

Net fees	314	318	334	322	330
Gains (losses) on financial transactions	498	280	327	256	405
Other operating income*	2	77	27	60	30

Gross income	1,364	1,303	1,230	1,252	1,337

Operating expenses	(341)	(381)	(382)	(387)	(395)
General administrative expenses	(311)	(341)	(346)	(348)	(359)
Personnel	(193)	(237)	(226)	(239)	(235)
Other general administrative expenses	(118)	(104)	(120)	(110)	(125)
Depreciation and amortisation	(31)	(40)	(36)	(39)	(35)

Net operating income	1,023	922	848	865	943

Net loan-loss provisions	48	(20)	(28)	(3)	12
Other income	(8)	(16)	5	7	(13)

Profit before taxes	1,064	886	826	869	941

Tax on profit	(279)	(239)	(221)	(234)	(242)

Profit from continuing operations	785	648	605	635	699

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	785	648	605	635	699

Minority interests	71	62	57	51	57

Attributable profit to the Group	714	586	548	584	641

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Business volumes
Total assets	254,380	274,401	302,351	284,103	274,235
Customer loans	61,001	70,606	69,865	70,577	67,996
Customer deposits	58,003	72,429	78,125	84,600	93,825

Asset Management and Insurance
Million euros

			Variation
	Q1 ’11	Q1 ’10	Amount	%
Income statement
Net interest income	71	38	33	86.4

Net fees	95	104	(8)	(7.8)
Gains (losses) on financial transactions	0	12	(12)	(99.6)
Other operating income*	122	89	33	36.7

Gross income	288	243	45	18.7

Operating expenses	(86)	(74)	(13)	17.0
General administrative expenses	(77)	(66)	(12)	17.6
Personnel	(43)	(39)	(4)	9.3
Other general administrative expenses	(35)	(27)	(8)	29.8
Depreciation and amortisation	(9)	(8)	(1)	11.8

Net operating income	202	169	33	19.5

Net loan-loss provisions	(0)	(0)	0	(90.1)
Other income	(8)	(3)	(5)	147.2

Profit before taxes	194	166	28	17.0

Tax on profit	(60)	(43)	(17)	39.2

Profit from continuing operations	133	122	11	9.1

Net profit from discontinued operations	—	—	—	—

Consolidated profit	133	122	11	9.1

Minority interests	14	14	1	3.9

Attributable profit to the Group	119	108	11	9.7

*	Including dividends, income from equity-accounted method and other operating income/expenses

			Variation
	31.03.11	31.03.10	Amount	%
Business volumes
Total assets	33,060	31,573	1,487	4.7
Customer loans	471	690	(219)	(31.7)
Customer deposits	4,617	533	4,084	766.4

Asset Management and Insurance
Million euros

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11
Income statement
Net interest income	38	52	60	82	71

Net fees	104	105	108	108	95
Gains (losses) on financial transactions	12	7	15	15	0
Other operating income*	89	111	89	86	122

Gross income	243	276	272	291	288

Operating expenses	(74)	(80)	(85)	(104)	(86)
General administrative expenses	(66)	(72)	(77)	(80)	(77)
Personnel	(39)	(40)	(41)	(41)	(43)
Other general administrative expenses	(27)	(32)	(37)	(39)	(35)
Depreciation and amortisation	(8)	(8)	(7)	(24)	(9)

Net operating income	169	196	187	186	202

Net loan-loss provisions	(0)	(0)	(0)	0	(0)
Other income	(3)	(6)	(6)	(2)	(8)

Profit before taxes	166	190	182	184	194

Tax on profit	(43)	(54)	(48)	(55)	(60)

Profit from continuing operations	122	136	134	129	133

Net profit from discontinued operations	—	—	—	—	—

Consolidated profit	122	136	134	129	133

Minority interests	14	16	14	16	14

Attributable profit to the Group	108	120	120	113	119

*	Including dividends, income from equity-accounted method and other operating income/expenses

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Business volumes
Total assets	31,573	32,065	33,091	33,060	33,060
Customer loans	690	553	496	459	471
Customer deposits	533	2,419	3,449	4,100	4,617

NPL ratio
%

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Continental Europe	3.73	3.87	4.01	4.34	4.57

Santander Branch Network	4.65	4.78	4.90	5.52	5.99
Banesto	3.13	3.49	3.83	4.11	4.31
Santander Consumer Finance	5.12	5.23	5.13	4.95	4.63
Portugal	2.32	2.40	2.43	2.90	3.03

United Kingdom	1.88	1.85	1.77	1.76	1.75

Latin America	4.18	4.13	4.15	4.11	4.01

Brazil	5.04	5.01	4.97	4.91	4.85
Mexico	1.86	1.77	2.20	1.84	1.58
Chile	3.36	3.31	3.58	3.74	3.80

Sovereign	5.14	5.11	4.80	4.61	4.15

Operating Areas	3.32	3.35	3.39	3.53	3.59

Spain	3.59	3.71	3.88	4.24	4.57

NPL coverage
%

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11
Continental Europe	74	71	75	71	67

Santander Branch Network	59	53	55	52	50
Banesto	61	58	60	54	52
Santander Consumer Finance	108	111	122	128	122
Portugal	64	65	69	60	62

United Kingdom	46	46	48	46	45

Latin America	107	105	103	104	107

Brazil	100	98	98	101	104
Mexico	268	257	199	215	234
Chile	99	97	94	89	89

Sovereign	65	67	72	75	82

Operating Areas	75	74	77	75	73

Spain	68	64	65	58	53

Spreads loans and deposits
%

	Q1 ’10	Q2 ’10	Q3 ’10	Q4 ’10	Q1 ’11

Santander Branch Network
Spread loans	2.10	1.94	1.83	1.83	1.90
Spread deposits	0.50	0.10	0.04	0.06	0.05

SUM	2.60	2.04	1.87	1.89	1.95

Retail Banking Banesto
Spread loans	2.02	2.00	1.92	1.99	2.03
Spread deposits	0.18	(0.35)	(0.51)	(0.52)	(0.36)

SUM	2.20	1.65	1.41	1.47	1.67

Santander Consumer Finance
Spread loans	5.90	6.19	6.72	6.94	6.69

Retail Banking Portugal
Spread loans	1.76	1.82	1.82	1.88	1.96
Spread deposits	0.09	0.10	0.21	0.23	0.12

SUM	1.85	1.92	2.03	2.11	2.08

Retail Banking United Kingdom
Spread loans	2.05	2.13	2.20	2.28	2.34
Spread deposits	(0.06)	(0.14)	(0.17)	(0.25)	(0.30)

SUM	1.99	1.99	2.03	2.03	2.04

Retail Banking Brazil
Spread loans	15.26	15.29	14.73	14.29	14.72
Spread deposits	0.87	0.94	1.08	1.13	1.12

SUM	16.13	16.23	15.81	15.42	15.84

Retail Banking Mexico
Spread loans	10.03	9.50	9.20	8.93	8.58
Spread deposits	2.05	1.92	2.03	2.05	2.09

SUM	12.08	11.42	11.23	10.98	10.67

Retail Banking Chile
Spread loans	5.24	5.03	4.76	4.52	4.38
Spread deposits	2.25	2.30	2.27	2.17	3.09

SUM	7.49	7.33	7.03	6.69	7.47

Retail Banking Sovereign
Spread loans	1.94	1.96	2.04	2.08	2.16
Spread deposits	0.94	0.99	0.62	0.53	0.78

SUM	2.88	2.95	2.66	2.61	2.94

Risk-weighted assets
Million euros

	31.03.10	30.06.10	30.09.10	31.12.10	31.03.11

Continental Europe	255,020	259,823	258,576	255,254	247,738

Santander Branch Network	75,956	75,468	73,076	70,438	67,886
Banesto	61,027	61,112	59,039	57,914	53,818
Santander Consumer	50,004	51,487	55,131	56,991	60,103
Portugal	23,360	23,430	23,181	23,417	22,339

United Kingdom	80,108	85,512	83,765	86,018	84,610

Latin America	148,152	164,467	166,518	176,073	171,431

Brazil	88,258	99,074	101,036	107,267	105,612
Mexico	19,833	21,548	22,099	22,325	21,786
Chile	19,752	21,904	22,687	24,175	23,217

Sovereign	44,225	49,278	38,737	38,811	36,562

Operating Areas	527,505	559,080	547,596	556,155	540,341

Corporate Activities	40,044	42,438	46,097	48,730	33,695

Total	567,549	601,518	593,693	604,885	574,036

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: May 2, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President